As filed with the Securities and Exchange Commission on July 7, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Tube City IMS Corporation

(Exact name of registrant as specified in its charter)

Delaware	6719	34-0617390
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

12 Monongahela Avenue

Glassport, Pennsylvania 15045

412-678-6141

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas E. Lippard, Esq.

12 Monongahela Avenue

Glassport, Pennsylvania 15045

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Raphael M. Russo, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	LizabethAnn R. Eisen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration fee
Common stock, par value $.001 per share	$172,500,000	$18,458

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2)	Includes shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 7, 2006

            Shares

Tube City IMS Corporation

Common Stock

We are selling              shares of common stock and the selling stockholders are selling              shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $         and $         per share. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “TCMS.”

The underwriters have an option to purchase from the selling stockholders a maximum of              additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 14.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Tube City IMS Corporation	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	UBS Investment Bank	Jefferies & Company, Inc.

The date of this prospectus is                        , 2006.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

Dealer Prospectus Delivery Obligation

Until                     , 2006 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you may want to consider before investing in our common stock. You should read the entire prospectus carefully, including the section describing the risks of investing in our common stock under the caption “Risk Factors” and all of the consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision. Some of the statements in this summary are forward-looking statements. For more information, please see “Special Note Regarding Forward-Looking Statements.” Except as otherwise noted, all information in this prospectus assumes the underwriters do not exercise their over-allotment option to purchase additional shares of our Common Stock.

Except as the context otherwise requires, references in this prospectus to the “Company,” “we,” “our” or “us” are to Tube City IMS Corporation and its consolidated subsidiaries. The term “predecessor company” refers to the Company prior to its acquisition on October 26, 2004 by Mill Services Holdings LLC, an affiliate of Wellspring Capital Partners III, L.P., which we refer to as “Wellspring Capital.” We sometimes refer to the predecessor company as “IMS.” The term “successor company” refers to the Company after its acquisition by Mill Services Holdings LLC. We acquired Tube City Holdings, LLC on December 21, 2004. Tube City Holdings, LLC and its consolidated subsidiaries, including Tube City, LLC, are referred to as “Tube City.” Tube City’s results of operations have been included in our results of operations since December 21, 2004.

Our Company

We are the largest provider of outsourced services to steel mills in North America and one of the largest globally. With over 80 years of experience, we offer our operational expertise and specialized services at 66 sites in North America and Europe and have recently established a presence in China. We also have created a number of international initiatives to expand our global footprint to Latin America and additional countries throughout Europe and Asia. We do not produce steel, but rather we are integral in virtually every other stage of the steel making process, from initial raw materials procurement through finished goods handling. Our services enable our customers to generate cost savings through operational efficiencies while focusing on their core steel production processes. Our total revenue and net revenue in 2005 were $1,123.5 million and $328.6 million, respectively. For a reconciliation of total revenue to net revenue, see “—Summary Financial Data and Supplemental Information.”

We believe we offer the industry’s most comprehensive array of services through two segments: our Tube City Division (pre-production services) and our IMS Division (primarily post-production services). Total revenue, net revenue and EBITDA for our Tube City Division in 2005 were $866.9 million, $74.1 million and $33.7 million, respectively. Total revenue, net revenue and EBITDA for our IMS Division in 2005 were $256.6 million, $254.5 million and $62.0 million, respectively. Expenses incurred by our administrative segment were $22.2 million in 2005. For a reconciliation of total revenue to net revenue by segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Pre-Production Services. These services occur in the steel making process prior to the production of steel.

•	Raw Materials Procurement. We are the second largest supply chain management/outsourced procurement firm in North America with a rapidly growing international presence. We operate on a worldwide basis and act on behalf of our customers to purchase over seven million tons of raw material inputs annually, including scrap metal and scrap substitutes for use in the steel production process. It is common practice for the raw materials procurement function to be outsourced by steel producers. Our extensive supplier contacts, substantial purchasing scale and superior market knowledge enable us to procure raw materials cost-effectively for our customers. In some cases, we earn a contractually determined, volume-based fee for arranging delivery of raw material shipments to a customer directly from a vendor. In other cases, we concurrently arrange to purchase and sell raw materials at specified prices, typically locking in a margin.

•	Raw Materials Optimization. We developed and market the Scrap OptiMiser™ software, a proprietary, real-time raw materials optimization system that includes a materials planning, procurement and utilization platform that we believe is the most advanced and comprehensive resource management solution in the steel industry. This unique service allows steel producers to achieve significant savings by optimizing their purchasing and utilization of input materials (specifically scrap metal) to obtain the lowest input cost on a just-in-time basis for a desired grade of steel based on market conditions and raw materials availability.

•	Material Handling, Scrap Management and Scrap Preparation Services. We provide mills’ melt shops with inspection, preparation and just-in-time delivery of raw materials, as well as inventory control through logistics management. Our management and preparation services include receiving, inspecting, sorting, cleaning, shearing, burning, shredding and baling of scrap metal into various sized pieces and compositions according to customer specifications. Our inspection and testing protocols stage the incoming scrap for processing through a variety of methods based on size, composition and type of material. We utilize a variety of specialized heavy equipment, including rail cars, large off-highway trucks, mobile mass spectrometers and hydraulic cranes to inspect and analyze incoming raw materials and transport raw material inventory within a mill’s facility.

Post-Production Services. These services occur in the steel making process after the production of steel.

•	Material Handling/Product Handling. Our skilled operators handle and transport semi-finished and finished steel products utilizing operations-specific equipment. In many mills, the finishing facilities are not contiguous to the caster area and thus require a customized transportation and logistics system to move the product reliably and efficiently. Our skilled operators use large slab, billet and pallet carriers to transport thousands of tons of materials within a mill every hour, 24 hours per day. Material handling equipment is also used to move finished products from the mill into inventory and from inventory onto rail cars, trucks or barges for shipment to the mill’s customers. We also provide rail services, including use of our site dedicated fleet of rail cars, on-site track installation and maintenance.

•	Co-Product Processing, Metal Recovery and Sales. We are the leading provider of co-product processing services in North America, providing services to 55 of the approximately 125 mills in this region. We pioneered original methods of removing co-product material from melt shops that are now commonly used throughout the industry. We perform these services under long-term contracts and are typically compensated on a fee-per-ton basis, with periodic pricing escalators based on price indices to offset changes in our operating costs. The vast majority of modern mills employ co-product processing as it is an essential element in the efficiency of steel mills’ operations. During the steel production process, slag accumulates inside the mills’ melt shops and must be removed. We remove and process the slag to recover valuable metallic material that is either reused in the production of steel by the host mill or sold. The remaining non-metallic materials typically are sold to third parties as aggregates for use in cement production, road construction and agricultural applications.

•	Surface Conditioning. We are the largest provider of robotic surface conditioning services in North America. Surface conditioning is a value-added process that removes inclusions and other imperfections from steel mill products so that they can be used in high end applications such as white goods and automotive products.

Our customer base includes the leading integrated and mini mill steel producers in the world. The nature of our services typically requires us to integrate our operations with those of our customers at each steel mill. As a result, we generally provide our services under long-term contracts, which normally range from five to 10 years in length. Our customer contracts typically include periodic pricing escalators based on price indices to offset changes in our operating costs. We have a history of successfully renewing contracts, which has resulted in the development of longstanding customer relationships. On average, based on 2005 net revenue, we have served our top 10 customers for over 30 years.

Based on current levels of outsourcing by steel mills, the North American and global outsourced steel services industries generate annual net revenue, estimated on an equivalent basis to our own net revenue operating metric, of approximately $1.1 billion and $3.6 billion, respectively. Since 1999, global steel production has grown at a compound annual growth rate (“CAGR”) of 6.2% and is anticipated to grow at a CAGR of 6.0% over the next 10 years. As steel mills continue to improve their overall cost structures and operational flexibility, we believe they will continue to increase the number of services they outsource. We believe the North American and global markets will grow to $1.4 billion and $7.4 billion in annual net revenue, respectively, over the next 10 years in correlation to steel production growth and increased outsourcing. Unlike steel producers and other service providers, the market volatility of steel does not have a direct impact on the outsourced steel providers’ volume or margins.

Competitive Strengths

•	Leading North American Market Position With Growing Global Presence. We are the largest provider of outsourced services to steel mills in North America, with the #1 or #2 market position in each of our services, and one of the largest globally. Our market position provides us with credibility and name recognition throughout the steel industry. We have increased our international customer base, having recently established operations in France and a presence in China, which complement our existing foreign operations in Serbia and Slovakia. As a result, we believe we are well positioned to capitalize on global steel production growth and increased outsourcing throughout the industry.

•	Broadest Portfolio of Services Globally. We are the only outsourced steel services company that offers a comprehensive suite of pre- and post-production services to steel producers globally. Our Tube City Division and IMS Division combine operational and technological expertise to enable our customers to efficiently and cost-effectively outsource virtually all pre- and post-production services required in the steel making process through a single point of contact. The combination has also provided us the scale and resources to operate on a global basis, thus giving us an advantage over a majority of our competitors. The services we provide enable our clients to focus on their core steel making processes.

•	Exclusive, Long-Term Contracts Generating Recurring Revenue. Our services are typically provided under long-term contracts that normally range from five to 10 years in length. In 2005, approximately 99% of our service revenue was generated from long-term contracts, with the majority of these contracts expiring in 2012 and beyond, as measured by service revenue. Our contract fees are primarily based on steel production volume, are independent of steel pricing and generally include periodic pricing escalators based on price indices to offset changes in our operating costs. As of December 31, 2005, and based on 2005 production volumes and contract terms, we estimate that our existing multi-year contracts will generate future service revenue, which we refer to as backlog, of $1.9 billion.

•	Longstanding Relationships With Strong History of Contract Renewals and Wins. We have longstanding relationships with our major customers, including with many of the leading global consolidators within the steel industry. On average, we have served our top 10 customers, based on 2005 net revenue, for over 30 years. We are embedded at 63 steel mill sites where we have deployed over 5,500 pieces of equipment. The strength of our relationships with our customers creates significant barriers to entry and has driven our high customer retention rate. Since 2000, we have achieved a contractual renewal rate of 97% on a service revenue basis. In addition, we have a successful track record of winning new business and gaining market share, having won 28 new contracts since 2000, including 12 contracts at sites where we did not previously provide services and 16 contracts at existing sites where we offered additional services. We believe that the 12 mill sites we did not previously serve represent approximately 10% of the steel mills in North America.

•	History of New Service Innovation. We believe that our ability to develop and implement innovative solutions has contributed to our market leading position. For example, we pioneered the North American commercial application of robotic surface conditioning. Prior to the introduction of this technology, manual surface conditioning was a time consuming and costly process. Our technological advancements in robotic surface conditioning increased the speed, quality and consistency of the surface conditioning process, enabling us to achieve significant market share within this industry niche. We currently have automated surface conditioning installations at five of the seven mills in North America that outsource this process and we provide manual surface conditioning to certain other customers. Additional innovations include our Scrap OptiMiser™ and related software applications, which are real-time raw materials optimization systems that utilize our proprietary database of commodity and freight information to aid each mill in the planning, procurement and utilization of scrap metal and scrap substitutes based on current pricing and on-site inventory levels. Based on information from our customers, we estimate the system has produced significant cost savings for our customers in the range of $3.00 to $6.00 per ton of liquid steel depending on market conditions and other mill-specific factors. We have acquired eight new service contracts for our Scrap OptiMiser™ since 2004 and believe that the system’s broad appeal and growing track record will lead to increased product demand among both existing and new customers. Recently, we also acquired the technology to enable us to optimize non-ferrous metals.

•	Experienced and Committed Management Team. Our senior management team has extensive experience, with an average of approximately 24 years of experience with us. In addition, our senior management team has significant equity ownership in us and participates in an equity incentive program.

Business Strategy

Our business strategy is to continue to provide high quality services that allow steel producers to focus on their core functions and generate cost savings by outsourcing these functions.

•	Capitalize on Trend Towards Outsourcing and Multi-Site Service Contracts. We believe that steel mills are increasingly outsourcing non-core functions. We seek to capture new outsourcing contracts by leveraging our expertise and comprehensive service offerings. We believe substantial opportunities for future growth exist both in North America and abroad. We estimate that approximately 40% of North American mills currently outsource material handling and scrap management services. Internationally, the percentage of mills that outsource these services, while substantially lower, is growing rapidly. We believe continued outsourcing will provide us with significant opportunities for growth as mills increasingly turn to specialized providers to perform these essential functions. We believe we are in a unique position to leverage our existing embedded operations to generate new cross-selling opportunities at existing sites.

•	Continue to Strengthen Our Partnerships With and Increase Penetration of Existing Customers. We seek to capitalize on our strong customer relationships by offering additional outsourced services to mills with which we currently have service contracts. The December 2004 combination of Tube City and IMS presented significant cross-selling opportunities, many of which we are just beginning to achieve as we bid for new contracts. On average, we provide approximately two out of our five primary services at the mills at which we currently operate, presenting a meaningful opportunity for additional growth within our existing customer base.

•	Aggressively Pursue International Growth Opportunities. The combination of Tube City and IMS provided us the scale and resources to operate on a global basis. Our established operations in North America and Western and Central Europe provide the platforms for continued international expansion into other parts of Europe, Asia and Latin America. We have recently recruited senior executives with significant international operating experience in the outsourced steel services industry and strong relationships with global and leading regional steel producers. Further, we believe our existing relationships with leading domestic and certain of the largest global steel producers will help facilitate our expansion into these regions. We believe that as the only global outsourced steel services provider capable of serving virtually all pre- and post-production service needs, we are well positioned to significantly expand our presence in these geographies. In 2006, we increased our international business and are pursuing a rapidly increasing number of international opportunities, including in Europe, China and Latin America.

•	Continue to Focus on Cost Advantage. A key element of our value proposition is to ensure that we deliver our comprehensive suite of outsourced services at favorable prices. Our advantageous labor agreements allow us to utilize our work force efficiently, enabling us to furnish these services at a lower cost than many of our customers can perform them using in-house labor. Our flexible operating structure, efficient use of knowledge sharing from on-site operations at 63 locations globally and use of best practices also contribute to our cost advantages over our customers. We will continue to utilize our favorable cost structure to increase our penetration at sites we currently serve, to win contracts to serve new sites for existing customers and to win contracts to serve new customers.

•	Capitalize on Strategic Acquisitions and Joint Ventures. The global outsourced steel services industry is highly fragmented with a number of smaller local and regional private companies providing mill services on a regional and, sometimes, on a single site basis. We intend to use a disciplined and focused approach to selectively pursue strategic acquisitions that will diversify our existing portfolio of products and services, expand our geographic footprint and bring new customer relationships. We will also consider acquisitions that can add innovative capabilities to our portfolio of services. We have demonstrated this approach in the acquisition of Auximetal SAS, or “Auximetal,” in France and our strategic relationship with Tuner Industry and Trade Corporation, or “Tuner,” in China. We believe that by continuing to utilize our disciplined acquisition and joint venture strategies, we will be able to supplement our organic growth prospects and enhance our long-term earnings growth.

Risk Factors

In the execution of our business strategy, we have faced and will continue to face significant challenges. Our ability to execute our strategy is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this Prospectus Summary. These risks include: decreased steel production in North America and elsewhere; consolidation in the steel industry in North America and globally; the difficulty of comparing our historical financial periods; financial difficulties of our customers; the loss of a significant customer, including through insolvency; uncertainty regarding our backlog; competition; labor unrest; increases in energy prices; price and inventory risk; failure to develop or expand our operations with our existing and new customers; changes in government regulations; operating risks, including equipment failures; our success in bidding for new long-term contracts; claims and litigation relating to environmental contamination; successful integration of acquisitions; changes in national, regional and local economic, market, business or political conditions in the countries and other territories in which we and our customers operate; loss of key personnel; access to freight transportation; failure to maintain competitive advantages; risks related to acquisitions and joint ventures; expansion of foreign operations; exchange rate fluctuations; covenants in our credit facility; control by a principal stockholder; internal controls over financial reporting; and our underfunded pension and other post-employment benefit plans.

Any of the above risks could adversely affect our financial condition and results of operations. Investment in our common stock involves risks. You should read and consider the information set forth in “Risk Factors” and all other information set forth in this prospectus before investing in our common stock.

Our Principal Stockholder

Upon completion of this offering, Wellspring Capital will control approximately              shares of our common stock or         % (or              shares of our common stock or         % if the underwriters exercise their over-allotment option in full). Founded in 1995, Wellspring Capital is a New York-based private equity firm with more than $2 billion in equity capital under management, including $1 billion of capital in its current fund. The firm takes controlling positions in promising middle-market companies where it can realize substantial value by contributing innovative operating and financing strategies as well as capital. Wellspring Capital’s limited partners include some of the largest and most respected institutional investors in the United States, Canada and Europe. In addition to its investment in us, Wellspring Capital’s current portfolio includes investments in food distribution, restaurants, education, business services and other industries.

Corporate Information

In October 2004, an affiliate of Wellspring Capital acquired all the stock of our predecessor company, which we refer to as the “IMS Transaction;” and, in December 2004, we acquired all the outstanding equity interests of Tube City, which we refer to as the “Tube City Acquisition.”

Our principal executive office is located at 12 Monongahela Avenue, Glassport, Pennsylvania 15045. Our telephone number at that address is (412) 678-6141. Our web site address is www.tubecityims.com. The information and other content contained on or linked from our web site are not part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares (or shares if the underwriters exercise their over-allotment option in full).

Common stock to be outstanding after this offering	shares

Use of Proceeds

We estimate that we will receive proceeds from our offering of our common stock, after deducting underwriting discounts and other expenses, of approximately $              million, assuming the shares are offered at $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We intend to use all of the net proceeds from the sale of the shares of our common stock being sold by us to repay a portion of our existing term loan. For sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We will not receive any proceeds from the sale of our common stock by the selling stockholders, including if the underwriters exercise their option to purchase additional shares from the selling stockholders. In the aggregate, the selling stockholders will receive approximately $              million of the net proceeds of this offering, or approximately $              million if the underwriters’ option to purchase additional shares is exercised in full, assuming the shares are offered at $              per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. See “Use of Proceeds” and “Underwriting.”

Dividend Policy	We currently do not expect to pay dividends or make any other distributions on our common stock in the future. See “Dividend Policy.”

Listing	We intend to apply to list our common stock on the Nasdaq Global Market under the trading symbol “TCMS.”

Unless we specifically state otherwise, the information in this prospectus:

•	assumes that our common stock will be sold at $ per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus;

•	assumes that the underwriters will not exercise their over-allotment option;

•	gives effect to a to one stock split that will occur prior to this offering; and

•	excludes, in the number of shares of common stock to be outstanding after this offering, options to purchase shares of common stock that will have a weighted average exercise price equal to $ .

Summary Financial Data and Supplemental Information

The summary consolidated financial data and supplemental information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (particularly the information under “Matters Impacting Comparability of Results”), “Selected Consolidated Financial Data” and all of the consolidated historical financial statements and the notes to those financial statements included elsewhere in this prospectus. The summary consolidated historical income statement data for the year ended December 31, 2005, the period from October 27, 2004 to December 31, 2004, the period from January 1, 2004 to October 26, 2004 and for the year ended December 31, 2003 and the balance sheet data as of December 31, 2005 and December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated historical income statement data for the years ended December 31, 2002 and 2001 and balance sheet data as of October 26, 2004 and December 31, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated historical income statement data for the three months ended March 31, 2006 and 2005 and the summary consolidated balance sheet data as of March 31, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of March 31, 2005 have been derived from our unaudited financial statements not included in this prospectus. All adjustments that are, in our opinion, necessary for a fair statement of the results for the interim periods presented have been recorded. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

The term “predecessor company” refers to the Company prior to the IMS Transaction. The term “successor company” refers to the Company after the IMS Transaction.

	Predecessor Company				Successor Company
	Year ended December 31,			Period from January 1, to October 26, 2004	Period from October 27, to December 31, 2004	Year ended December 31, 2005	Three months ended March 31,

	2001	2002	2003				2005	2006
	(In thousands of dollars, except for share and per share data)
Statement of Operations Data:
Revenue:
Revenue from sale of materials	$—	$—	$—	$—	$20,122	$832,531	$254,080	$232,024
Service revenue	157,594	159,514	164,687	144,048	34,586	290,919	73,258	76,053

Total revenue	157,594	159,514	164,687	144,048	54,708	1,123,450	327,338	308,077
Costs and expenses:
Cost of scrap shipments	—	—	—	—	14,092	794,744	246,822	221,871
Site operating costs	107,787	106,156	111,079	94,339	28,044	207,297	49,839	56,276
Selling, general and administrative expenses	10,081	9,647	13,483	9,679	3,533	39,874	10,243	10,120
Compensation provided as a result of business combinations	—	—	3,688	10,019	—	—	—	—
Expenses associated with withdrawn public offerings	—	—	—	2,129	—	5,028	—	—
Depreciation	21,963	26,610	25,061	20,763	6,117	49,623	11,866	11,746
Amortization	4,818	1,133	952	596	864	7,039	1,675	1,804

Total costs and expenses	144,649	143,546	154,263	137,525	52,650	1,103,605	320,445	301,817

Income from operations	12,945	15,968	10,424	6,523	2,058	19,845	6,893	6,260
Loss on debt extinguishment	—	—	(1,448)	—	(7,010)	(2,812)	—	—
Interest expense, net	(21,600)	(9,898)	(9,158)	(8,648)	(2,522)	(23,950)	(5,023)	(8,050)
Income (loss) from equity investments	—	—	—	—	10	(99)	25	(5)
Other income	—	—	3,144	—	—	—	—	—

(Loss) income before income taxes	(8,655)	6,070	2,962	(2,125)	(7,464)	(7,016)	1,895	(1,795)

	Predecessor Company				Successor Company
	Year ended December 31,			Period from January 1, to October 26, 2004	Period from October 27, to December 31, 2004	Year ended December 31, 2005	Three months ended March 31,

	2001	2002	2003				2005	2006
	(In thousands of dollars, except for share and per share data)
Income tax (expense) benefit	(885)	(821)	(990)	224	2,512	2,332	(453)	954

(Loss) income from continuing operations	(9,540)	5,249	1,972	(1,901)	(4,952)	(4,684)	1,442	(841)
Income from discontinued operations, net of tax	5,338	2,741	—	—	—	—	—	—

(Loss) income before extraordinary item	(4,202)	7,990	1,972	(1,901)	(4,952)	(4,684)	1,442	(841)
Extraordinary gain on financial restructuring, net of tax	61,963	—	—	—	—	—	—	—

Net income (loss)	57,761	7,990	1,972	(1,901)	(4,952)	(4,684)	1,442	(841)
Preferred stock dividend requirements	(1,306)	(3,252)	(1,002)	(76)	—	—	—	—

Income (loss) applicable to common shares	$56,455	$4,738	$970	$(1,977)	$(4,952)	$(4,684)	$1,442	$(841)

Basic and diluted earnings per share:
(Loss) income from continuing operations before extraordinary item	$(10.06)	$1.85	$0.90	$(1.83)	$(5.48)	$(5.14)	$1.59	$(0.92)
Income from discontinued operations	4.95	2.55	—	—	—	—	—	—
Income from extraordinary item	57.48	—	—	—	—	—	—	—

Net income (loss) per share	$52.37	$4.40	$0.90	$(1.83)	$(5.48)	$(5.14)	$1.59	$(0.92)

Average common shares outstanding (basic and diluted)	1,077,960	1,077,960	1,077,960	1,077,960	902,900	911,302	905,317	913,260
Other Operating Data:
Capital expenditures	$21,674	$13,754	$19,932	$15,850	$3,920	$47,106	$11,678	$7,645

Cash Flow Data:
Cash provided by (used in) operating activities	$32,650	$48,153	$34,910	$27,758	$16,112	$44,038	$(5,160)	$3,036
Net cash used in investing activities	(24,751)	(14,419)	(18,564)	(15,168)	(231,750)	(53,199)	(11,671)	(9,485)
Net cash (used in) provided by financing activities	(8,893)	(25,753)	(20,794)	(9,457)	229,839	11,530	5,969	(1,830)

Key Non-GAAP Financial Measures Used to Evaluate the Company:
Net revenue(1)	$157,594	$159,514	$164,687	$144,048	$40,626	$328,607	$80,541	$86,201
EBITDA(2)(3)	39,726	43,711	38,133	27,882	2,039	73,596	20,459	19,805
LTM covenant EBITDA(2)(4)						84,075		84,820

	December 31,			October 26, 2004	December 31,		March 31,
	2001	2002	2003		2004	2005	2005	2006
	(In thousands of dollars)
Balance Sheet Data:
Cash and cash equivalents	$223	$8,204	$3,756	$6,889	$14,201	$16,570	$3,339	$8,291
Restricted cash equivalents	—	—	31,962	—	—	—	—	—
Working capital (deficit)	(2,686)	3,000	(10,219)	(17,616)	15,599	23,161	26,168	22,270
Goodwill and other intangible assets	96,159	96,159	96,159	96,159	293,665	286,591	292,042	286,214
Total assets	235,139	226,814	252,005	224,077	662,235	614,388	603,733	630,070
Long-term debt, excluding current portion	81,715	58,124	82,458	67,673	320,126	378,309	318,634	378,972
Stockholders’ equity	89,314	100,022	87,383	84,725	85,382	35,131	87,840	36,765

(1)	Net revenue is not a recognized measure under generally accepted accounting principles in the United States (“GAAP”). We define net revenue as total revenue minus cost of scrap shipments and adjusted to include income (loss) from equity investments. During the second quarter of 2006, our sole equity investment was redeemed. We believe net revenue is more appropriate than total revenue as a measure of our performance because net revenue eliminates the impacts of market pricing fluctuations that generally do not impact our income from operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Line Items Presented.”

The following table reconciles our total revenue to net revenue for each period presented.

	Predecessor Company				Successor Company
	Year ended December 31,			Period from January 1, to October 26, 2004	Period from October 27, to December 31, 2004	Year ended December 31, 2005	Three months ended March 31,

	2001	2002	2003				2005	2006
	(In thousands of dollars)
Total revenue	$157,594	$159,514	$164,687	$144,048	$54,708	$1,123,450	$327,338	$308,077
Cost of scrap shipments	—	—	—	—	(14,092)	(794,744)	(246,822)	(221,871)
Income (loss) from equity investments	—	—	—	—	10	(99)	25	(5)

Net revenue	$157,594	$159,514	$164,687	$144,048	$40,626	$328,607	$80,541	$86,201

(2)	We use EBITDA as the performance measure of our operating segments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosure About Segments of an Enterprise and Related Information. We also use EBITDA as a basis for our incentive compensation targets for certain executive and management employees. See “Management—Incentive Plans.” We define EBITDA as net income (loss) minus the income tax benefit (or plus the income tax expense) plus interest expense, depreciation and amortization.

LTM covenant EBITDA is used to determine our compliance with financial covenants included in our credit agreement. LTM covenant EBITDA is EBITDA for the trailing twelve month period further adjusted to eliminate management fees, transactional fees and expenses, non-cash option expense, other non-cash charges, write-off of debt issuance costs and extraordinary losses, each of which is more particularly defined in our credit agreement. Our credit agreement requires us to satisfy certain maximum and minimum financial ratios, such as a consolidated leverage ratio (total debt to LTM covenant EBITDA), a consolidated first lien leverage ratio (first lien debt to LTM covenant EBITDA) and a consolidated interest coverage ratio (LTM covenant EBITDA to twelve month interest expense). Our failure to maintain these ratios in compliance with our debt covenants would result in an event of default under our credit agreement, in which case we would be unable to borrow under our revolving credit facility and all outstanding amounts under our credit facility could be declared due and payable by the lenders. As of December 31, 2005 and March 31, 2006, we were in compliance with our financial covenant ratios under our credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

EBITDA and LTM covenant EBITDA have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. For example, EBITDA and LTM covenant EBITDA:

•	are not recognized measures under GAAP and do not have standardized meanings prescribed by GAAP; as a result, EBITDA and LTM covenant EBITDA may not be comparable to similar measures presented by other companies;

•	do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	do not reflect changes in or cash requirements for our working capital needs;

•	do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debts;

•	exclude tax payments that represent a reduction in cash available to us;

•	do not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; and

•	do not reflect certain non-recurring and other fees and charges (some of which are payable in cash) incurred in connection with or following the consummation of the IMS Transaction and the Tube City Acquisition.

(3)	The following table reconciles our (loss) income from continuing operations to EBITDA for each period presented.

	Predecessor Company				Successor Company
	Year ended December 31,			Period from January 1, to October 26, 2004	Period from October 27, to December 31, 2004	Year ended December 31, 2005	Three months ended March 31,
	2001	2002	2003				2005	2006
	(In thousands of dollars)
(Loss) income from continuing operations	$(9,540)	$5,249	$1,972	$(1,901)	$(4,952)	$(4,684)	$1,442	$(841)
Income tax expense (benefit)	885	821	990	(224)	(2,512)	(2,332)	453	(954)
Interest expense, net	21,600	9,898	9,158	8,648	2,522	23,950	5,023	8,050
Depreciation	21,963	26,610	25,061	20,763	6,117	49,623	11,866	11,746
Amortization	4,818	1,133	952	596	864	7,039	1,675	1,804

EBITDA(a)	$39,726	$43,711	$38,133	$27,882	$2,039	$73,596	$20,459	$19,805

(a)	EBITDA is not adjusted to exclude the impact of the following items that we believe do not reflect our ongoing cost structure:

•	Expenses associated with withdrawn public offerings of $2.1 million in the period from January 1 to October 26, 2004 and $5.0 million in 2005; and

•	Losses on early debt extinguishment of $1.4 million in 2003, $7.0 million in the period from October 27, 2004 to December 31, 2004 and $2.8 million in 2005.

(4)	The following table reconciles (loss) income from continuing operations to LTM covenant EBITDA for each of the twelve month periods presented.

	Successor Company
	Twelve months ended
	December 31, 2005	March 31, 2006
	(In thousands of dollars)
(Loss) income from continuing operations	$(4,684)	$(6,967)
Income tax expense (benefit)	(2,332)	(3,739)
Interest expense, net	23,950	26,977
Depreciation	49,623	49,503
Amortization	7,039	7,168

EBITDA	73,596	72,942
Management fees	1,000	1,000
Transactional fees and expenses(a)	5,028	5,028
Non-cash option expense	157	314
Other non-cash charges (income), net(b)	1,482	1,495
Write-off of debt issuance costs(a)	2,812	2,812
Full year effect of EBITDA for acquisitions(c)	—	1,229

LTM covenant EBITDA	$84,075	$84,820

(a)	Transactional fees and expenses consist of costs in connection with a Canadian Income Participating Security offering that we prepared and registered with the Ontario Securities Commission in 2005. We withdrew the offering due to a sudden degradation in market conditions brought about by threatened changes to Canadian tax rulings. We incurred $5.0 million in expenses associated with the offering including investment banking, legal and other professional fees. We also recorded a loss on debt extinguishment associated with the October 2005 amendment and restatement of our credit facility. Our credit agreement specifies that these charges, which we recorded in the fourth quarter of 2005, should be added back to determine LTM covenant EBITDA.
(b)	Our credit agreement specifies that non-cash charges recorded in a given period that are not in the ordinary course of business should be added back in determining LTM covenant EBITDA to the extent that such charges reduce net income, but do not result in cash outflow in the period. Other non-cash charges include charges related primarily to two claims incurred as a result of accidents at our sites. These items should reduce LTM covenant EBITDA in the period when the cash outflow occurs.
(c)	Our credit agreement specifies that EBITDA of certain acquisitions should be included on a pro forma basis for the twelve months immediately preceding the acquisition. For the twelve month period ending March 31, 2006, this adjustment includes the results of operations of the two businesses we acquired in the first quarter of 2006 (i) for the periods prior to their respective acquisitions, based on each of these companies’ unaudited results of operations prepared by prior management and (ii) for the periods subsequent to their respective acquisitions, as reported in our results of operations.

Supplemental Historical Financial Data for Tube City Holdings, LLC

The summary consolidated financial data of Tube City Holdings, LLC set forth below for the period from January 1, 2004 to December 21, 2004 (the date we acquired it) and for the years ended December 31, 2003 and December 31, 2002 and the balance sheet data as of December 21, 2004 and December 31, 2003 have been derived from the audited consolidated financial statements of Tube City Holdings, LLC included elsewhere in this prospectus. The historical audited financial statements of Tube City Holdings, LLC use a different basis of presentation than our current financial statements, and, as a result, the historical audited financial statements of Tube City Holdings, LLC are not directly comparable to the financial results of our current Tube City Division segment. This supplemental historical financial data of Tube City Holdings, LLC should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (particularly the information under “—Matters Impacting Comparability of Results”), “Selected Consolidated Financial Data” and all of the consolidated historical financial statements and the notes to those financial statements included elsewhere in this prospectus.

	Year ended December 31,		Period from January 1, 2004 to December 21, 2004
	2002	2003
	(In thousands of dollars)
Statement of Operations Data:
Revenue:
Revenue from sale of materials	$324,277	$409,392	$994,703
Service revenue	93,530	100,432	107,645

Total revenue	417,807	509,824	1,102,348
Cost and expenses:
Cost of scrap shipments	304,600	387,541	953,915
Site operating costs	72,437	76,233	72,024
Selling, general and administrative expenses	18,593	21,637	29,422
Acquisition related compensation	—	2,251	8,332
Depreciation	11,799	10,854	11,337
Amortization	—	117	169

Total costs and expenses	407,429	498,633	1,075,199

Income from operations	10,378	11,191	27,149
Other (expense) income:
Interest expense, net	(5,622)	(5,007)	(5,544)
Debt extinguishment expense	—	(1,875)	(636)
Accretion of put warrants	(1,136)	—	—
Income from equity investments	77	233	666

Income before income taxes	3,697	4,542	21,635
Income tax expense	—	278	32

Net income	$3,697	$4,264	$21,603

Key Non-GAAP Financial Measures:
Net revenue(1)	$113,284	$122,516	$149,099
EBITDA(2)	$21,118	$20,520	$38,685

		December 31, 2003	December 21, 2004
		(In thousands of dollars)

Balance Sheet Data:
Cash		$1,510	$6,606
Total current assets		88,381	198,436
Total current liabilities		86,590	191,570
Goodwill and other intangible assets		1,415	2,372
Total assets		129,762	239,408
Long-term debt		31,637	45,076

(1)	Net revenue is not a recognized measure under GAAP. Net revenue is total revenue minus cost of scrap shipments and adjusted to include income from equity investments. We believe net revenue is more appropriate than total revenue as a measure of operating performance because net revenue eliminates the impact of market price fluctuations that generally did not impact Tube City Holdings, LLC’s income from operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Line Items Presented.”

The following table reconciles Tube City Holdings, LLC’s total revenue to net revenue for each period presented.

	Year ended December 31,		Period from January 1, 2004 to December 21, 2004
	2002	2003
	(In thousands of dollars)
Total revenue	$417,807	$509,824	$1,102,348
Cost of scrap shipments	(304,600)	(387,541)	(953,915)
Income from equity investments	77	233	666

Net revenue	$113,284	$122,516	$149,099

(2)	Tube City Holdings, LLC defined EBITDA as net income (loss) minus the income tax benefit (or plus the income tax expense) plus interest expense, depreciation and amortization.

EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of Tube City Holdings, LLC’s results as reported under GAAP. For example, EBITDA:

•	is not a recognized measure under GAAP and does not have a standardized meaning prescribed by GAAP; as a result, EBITDA may not be comparable to similar measures presented by other companies;

•	does not reflect Tube City Holdings, LLC’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•	does not reflect changes in or cash requirements for Tube City Holdings, LLC’s working capital needs;

•	does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on Tube City Holdings, LLC’s debts;

•	excludes tax payments that represent a reduction in cash available to Tube City Holdings, LLC;

•	does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; and

•	does not reflect certain non-recurring and other fees and charges.

The following table reconciles Tube City Holdings, LLC’s net income to EBITDA for each period presented.

	Year ended December 31,		Period from January 1, 2004 to December 21, 2004
	2002	2003
	(In thousands of dollars)
Net income	$3,697	$4,264	$21,603
Income tax expense	—	278	32
Interest expense, net	5,622	5,007	5,544
Depreciation	11,799	10,854	11,337
Amortization	—	117	169

EBITDA	$21,118	$20,520	$38,685

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before investing. Any of the risk factors we describe below could adversely affect our business, financial condition or operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of the money you pay to buy our common stock. Some of the statements in “Risk Factors” are forward-looking statements. For more information about forward-looking statements, please see “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

A decrease in production of steel by our customers as a result of economic or other factors would have a negative impact on our results of operations.

We derive substantially all of our net revenue from providing services to North American steel mills. The majority of the fees that we collect for our services are based on steel production at our customers’ mills, and accordingly, a decline in production by our customers can have a direct negative impact on our net revenue and other results of operations. Many factors can adversely affect the production of steel by our customers, including, but not limited to:

•	a decrease in the demand for steel as a result of general economic conditions or conditions in certain industries such as the automotive, appliance, construction and energy industries;

•	an increase in imports of steel that may result in an oversupply of steel in the North American market that displaces our customers’ steel production;

•	an increase in imports as a result of adverse changes in currency rates or import and export tariffs;

•	the imposition of significant restrictions, including foreign tariffs, or costs, including increased energy prices, for exporting steel products internationally;

•	damage to or equipment failure at customers’ facilities; and

•	suspension of work or planned outages.

All of these factors are beyond our control. Periods of diminished or weakened demand for our services have occurred in the past and may occur in the future as a result of lower steel production volume. These and other similar adverse developments could cause a material decrease in our net revenue and profits.

Our historical financial information does not reflect what our actual results of operations and financial condition would have been had we been a combined company for the periods presented, and thus these results are not indicative of our future operating performance.

The historical financial information included in this prospectus includes the separate financial statements of the predecessor company, the successor company and Tube City and does not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented or what our results of operations and financial condition will be in the future.

Our limited operating history as a combined company and the challenge of integrating previously independent businesses make evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In addition, both the IMS Transaction and the Tube City Acquisition were accounted for using the purchase method of accounting. Acquired tangible assets and assumed liabilities were recorded on our books at fair value.

Because the acquisition consideration exceeded the fair value of the net identifiable tangible and intangible assets, we recorded goodwill in each transaction. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Impacting Comparability of Results—The IMS Transaction and Tube City Acquisition.” In addition, future acquisitions will likely be accounted for using purchase accounting and, therefore, similar limitations regarding comparability of historical and future results could arise.

Accordingly, our historical financial information may be of limited use in evaluating our historical performance and comparing it to other periods.

The calculation of LTM covenant EBITDA pursuant to our credit agreement permits certain estimates and assumptions that may differ materially from actual results.

Although LTM covenant EBITDA is derived from our financial statements, the calculation of LTM covenant EBITDA pursuant to our credit agreement, which we have presented in this prospectus as LTM covenant EBITDA, permits certain estimates and assumptions that may differ materially from actual results. For example, the inclusion of the full year effect of EBITDA for our acquisitions requires assumptions and estimates. In addition, the determination of non-cash charges requires certain assumptions about any corresponding cash component of such charges and the timing of any such payment. Although our management believes these estimates and assumptions are reasonable, investors should not place undue reliance upon the calculation of LTM covenant EBITDA pursuant to our credit agreement given how it is calculated and the possibility that the underlying estimates and assumptions may ultimately not reflect actual results. In addition, our credit agreement permits us to adjust LTM covenant EBITDA for items that may not otherwise meet the standards for inclusion in summary financial statements under Regulation S-X and the other rules of the Securities and Exchange Commission, or “SEC.” Some of these adjustments may be too speculative to merit adjustment under Regulation S-X; however, our credit agreement would permit such adjustments for purposes of determining LTM covenant EBITDA under the credit agreement. As a result of these adjustments, we may be able to incur more debt or pay dividends or make other restricted payments in greater amounts that would otherwise be permitted without such adjustments.

We are subject to credit risk and credit concentration. Some of our customers could experience financial difficulties, which could have a negative impact on our results of operations.

The financial condition of some of our customers may expose us to credit risk. In a material economic downturn in the North American steel manufacturing industry, some of our customers could experience financial difficulties and, as a result, close operations or significantly decrease production for an extended period, suffering losses and financial difficulty. If our customers suffer financial difficulty, they may not pay us, which could have a material adverse effect on our results of operations.

We have several large customers throughout the world with significant accounts receivable balances. In 2005, our single largest customer accounted for 37% of our total revenue and our top 10 customers accounted for 78% of our total revenue. As of March 31, 2006 our single largest customer accounted for 40% of our accounts receivable and our top 10 customers accounted for 68% of our accounts receivable. We are party to multiple long-term contracts with many of our customers, and if they encounter financial difficulties, it is possible that customers may reject their obligations to us pursuant to such contracts under bankruptcy laws or otherwise. Bankruptcies are possible as competition intensifies and more customers report operating losses. These bankruptcies could further impact our future net revenue and increase operating expenses by requiring larger provisions for bad debt. In addition, even when our contracts with these customers are not rejected, if customers are unable to meet their obligations on a timely basis, it could adversely impact our ability to collect receivables, the valuation of inventories and the valuation of long-lived assets of our business, as well as negatively affect the forecasts used in performing our goodwill impairment testing under SFAS No. 142, Goodwill and Other Intangible Assets. If we determine that goodwill or other assets are impaired or that inventories or receivables cannot be realized at recorded amounts, we would be required to record a write-down in the period of determination, which would reduce our net income or increase our net loss for that period. Further, we may have to negotiate significant discounts and/or extended financing terms with these customers in such a situation.

Additionally, further consolidation in the global steel industry is possible. Should transactions occur involving some of the steel industry’s larger companies, which are our customers, it could result in an increase in concentration of credit risk for us. For each of these reasons, there are significant uncertainties associated with our net revenue expectations from customer contracts and investors should not place undue reliance on our net revenue expectations.

We rely on a number of significant customers and contracts, the loss of any of which could have a material adverse effect on our results of operations.

One of our significant customers maintains in certain of its contracts with us a provision providing the right to terminate for convenience, in the latter half of the contracts’ 10 year terms expiring in 2015, through the payment of scheduled termination fees based on the remaining years of the contracts. Generally our contracts do not guarantee a minimum amount of volume. A reduction in activity by a customer at a given site (or its decision to idle or permanently close the site) would reduce the revenue we receive from such customer. A loss of a significant customer or the partial loss of a customer’s business through the termination or non-renewal of a significant contract with us, or shut down of a site, could have a material adverse effect on our net revenue and other results of operations.

Further, because our business is conducted under long-term contracts (often servicing the same steel company under separate, site-specific contracts with our various divisions or operating units) and is highly dependent on business relationships, it could be very difficult to replace a current customer or contract with a new customer or contract. Even if we were to replace a significant customer or contract, we might not be able to find another customer or enter into a replacement contract that would provide us with comparable service revenue. We may lose significant customers or contracts in the future, and any resulting losses could adversely affect results of operations.

Amounts included in our backlog may not result in actual revenue or translate into profits.

Our backlog may not be realized as revenue or, if realized, may not result in profits. Backlog is often difficult to determine with certainty. As of December 31, 2005, and based on 2005 production volumes and contract terms, we estimate that our existing multi-year contracts will generate $1.9 billion in future service revenue, or backlog. Our backlog includes significant estimates and is based on assumptions that may prove to be incorrect. Accordingly, investors should not place undue reliance on our calculations of backlog. Reductions in backlog due to cancellation by a customer or for other reasons could significantly reduce the revenue and profit we actually receive from contracts included in backlog. In the event of a cancellation, we may be reimbursed for certain costs but typically have no contractual right to the amount of service revenue reflected in our backlog. Our customers’ future requirements and our estimates included in backlog may prove to be unreliable. If our backlog fails to materialize, we could experience a reduction in service revenue and a decline in profitability, which would result in a deterioration of our financial condition, profitability and liquidity.

We face significant competition in the markets we serve.

The North American outsourced steel services industry is highly competitive in most service categories and geographic regions. Certain of our competitors are companies or divisions or operating units of companies that have greater financial and other resources than we do. Competition is based largely upon service quality, price, past experience and reputation. In order to win new contracts or extend existing contracts, we may be required by market conditions to reduce our prices or make other concessions on terms in order to remain competitive. On a larger scale, we also compete with the internal steel production support service capabilities of some of our customers, and, in some cases customers have replaced our services with internally provided support services. We may not be able to retain or renew our existing contracts, and we may not be able to continue to compete successfully against existing or new competitors. Any such failure could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Business — Competition.”

Many of our employees and the employees of our customers belong to unions, which can cause us and our customers to experience work stoppages and increased labor costs.

As of June 30, 2006, approximately 48% of our hourly employees are covered by collective bargaining agreements. Our negotiations of new labor agreements with our union employees are time consuming and subject to many factors outside of our control, and we may not be successful in such negotiations. If we are unable to negotiate new terms with our unionized labor successfully as their contracts come due, we could experience a work stoppage, which could adversely impact our results of operations or, in the worst case scenario, lead to the termination of contracts with one or more of our significant customers.

In addition, many of our customers have employees who are members of trade unions. Because our service revenue is primarily derived from steel mill production, a prolonged work stoppage or frequent work stoppages in our customers’ mills could cause a decline in production and a reduction in our profitability.

We maintain business interruption insurance coverage for certain of our sites to help protect us in the event of a labor stoppage by a customer’s union, but such insurance may not cover our losses or our losses may be in excess of our insurance coverage.

Increases in energy prices could increase our operating costs and reduce profitability.

Worldwide political and economic conditions and extreme weather conditions, among other factors, may result in an increase in the volatility of energy costs, both on a macro basis and for us specifically. We consume approximately 10 million gallons of diesel fuel annually. We estimate that a 10% change in the price of fuel would affect income from operations by approximately $1.9 million. To the extent that such costs cannot be passed to customers in the future on a timely basis or at all, whether as a result of price escalators or otherwise, operating income and results of operations may be adversely affected.

Some of our operations are subject to market price and inventory risk.

Although significant portions of our operations are more sensitive to changes in steel production than to changes in prices, certain of our business operations subject us directly to price and/or inventory risk. In particular:

•	we routinely maintain a percentage of unsold scrap inventory at two of our scrap processing facilities, subjecting us to inventory risk;

•	in order to ensure an adequate supply of raw materials to contracted customers, there are occasions when we may purchase quantities of raw materials and scrap, such as hot briquetted iron, in excess of immediate sales commitments. Similarly, we may have contractual commitments to provide certain raw materials to customers without a corresponding right to purchase all of the materials required to fulfill our commitment;

•	we typically have the right to sell for our own account, subject to royalty payments to the host mill, certain co-products under our contracts; and

•	we generate a portion of our net revenue in our outsourced purchasing activities from procurement fees that can fluctuate with changes in prices, market conditions and competition.

If we are unable to manage inventory or price risk, our results of operations and profitability could be negatively impacted.

We expend significant funds and resources to integrate ourselves into our customers’ sites, but may not receive significant profits from such efforts for several years.

The development or expansion of our operations at our customers’ mill sites may involve a long payback cycle. Depending on the scope of services that we provide, we could expend significant funds and resources in connection with newly-added sites or services before such efforts result in any significant profits. We continue to review possible opportunities for establishing operations at new customer sites that will generate additional profits, but those opportunities, particularly with respect to scrap handling, co-product processing and surface conditioning also require significant capital spending. For example, our cash flow used in investing activities in 2005 was $53.2 million, including $47.1 million in capital additions ($20.7 million of which was used towards capital spending in connection with new contracts, renewal of existing contracts or productivity improvements) and $5.6 million to acquire a long-term service contract at a customer location. For the three months ended

March 31, 2006, we have spent $2.1 million related to the expansion of our operations at new sites, the performance of additional services or productivity improvements, and we expect to spend an additional $10.0 million in 2006. If the profits anticipated from our capital spending are delayed or not consistent with our expectations, it could have a material adverse effect on our cash flows.

Our business is subject to environmental regulations that could expose us to liability, increase our cost of operations and otherwise have a material adverse effect on our results of operations.

Our business and that of our customers are subject to extensive regulation related to protection of the environment, including requirements concerning the handling, storage and disposal of waste materials, air emissions, wastewater discharges, and the cleanup of contaminated sites. We and our customers are regulated and monitored by environmental agencies because of the high level of environmental risk in the steel industry. As a result, we have been involved from time to time in environmental regulatory or judicial proceedings. Environmental regulations are becoming increasingly stringent, and we may be subject to enhanced enforcement. If we are not in compliance with such requirements, we could be required to make significant expenditures to cure violations. In such circumstances, we could also be subject to material fines or penalties and, potentially, criminal sanctions.

Violations of environmental laws, accidents or releases of hazardous materials by us or our customers could result in temporary shutdowns or interruptions in our operations. If that happened, it could have a material adverse effect on our results of operations.

In addition, environmental laws regarding cleanup of contamination may, in certain circumstances, impose joint and several liability, resulting in our liability for the cost of such cleanup, without regard to any negligence or fault on our part. Such laws may expose us to liability for conditions caused by others or by our acts that were in compliance with all applicable laws at the time such acts were performed, including environmental conditions arising with respect to premises we no longer occupy.

Our business involves a number of operating risks, and our failure to properly manage these risks could result in liabilities not fully covered by insurance and loss of future business and could have a material adverse effect on results of operations.

Our business activities involve certain operating hazards that can result in personal injury and loss of life, damage and destruction of operating equipment, damage to the surrounding areas, interruption or suspension of operations at a customer site and loss of net revenue and future business. Under certain circumstances, we may be required to indemnify our customers against such losses even though we may not be at fault. While we have in place policies to minimize the risk of serious injury or death to our employees or other visitors to our operations, we may nevertheless be unable to avoid material liabilities for any such death or injury that may occur in the future, and these types of incidents may have a material adverse effect on our financial condition. Although we believe that we have obtained adequate insurance, there can be no assurance that our insurance will be sufficient or effective under all circumstances or against all claims or hazards to which we may be subject or that we will be able to continue to obtain adequate insurance protection. A successful claim for damage resulting from a hazard for which we are not fully insured could adversely affect our results of operations. In addition, if we were to be held responsible for an accident at one of our customer sites that resulted in significant losses to them and/or an interruption or suspension of their operations, we could lose such customer’s business. Moreover, such events may adversely affect our reputation in the steel industry, which may make it difficult to renew or extend existing contracts or gain new customers.

Unexpected equipment failures and other events may lead to service curtailments or shutdowns.

Any unexpected interruptions in our service capabilities would increase operating costs and reduce our revenue and income. In addition to equipment failures, our operations are also subject to the risk of significant loss due to unanticipated events such as fires, explosions or adverse weather conditions. Our steel production support services depend on critical pieces of mobile heavy equipment, including steel slab carriers, large earth- moving front-end loaders/track loaders, pot carriers, pallet carriers, hydraulic/cable cranes, large off-highway trucks, magnetic separating and processing plants, surface conditioning machines and other equipment. Such equipment may, on occasion, be out of service as a result of unanticipated failures. In the future, we may experience material service curtailments or periods of reduced service as a result of equipment failure or other unanticipated events. Furthermore, any interruption in service capability may require us to make large capital expenditures to remedy the situation, which could have a negative effect on profitability and cash flows. In addition, unexpected equipment failures by our customers or our customers’ other vendors might result in temporary shutdowns or interruptions in their operations that, in turn, might result in reduction of the services provided to these customers.

Although we maintain business interruption insurance, any recovery under this insurance coverage may not offset the lost net revenue or increased costs that we experience during the disruption of operations. In addition to the net revenue losses that may not be recoverable through insurance, longer-term business disruption could result in a loss of customers. If this were to occur, future sales levels, and, therefore, our profitability could be adversely affected.

Our long-term contracts subject us to certain risks that could impact our profitability.

The majority of our net revenue in 2005 was derived from locations where we have long-term contracts that typically have a term of five to 10 years. When bidding for a job, we are required to estimate the amount of production at a particular steel mill and the costs of providing services. If our estimates for a contract ultimately prove to be incorrect, our profitability under that contract may be adversely affected.

Our contracts for scrap management and co-product processing generally include escalators that are linked to price indices. These escalator provisions generally permit us to adjust our service fees upward on an annual basis. Accordingly, we cannot immediately pass on some cost increases to our customers. Due to the implementation of changes on an annual basis, there is often a period of time during which margins are negatively impacted for the periods of rising costs, which unfavorably impacts our profitability.

We may be subject to potential environmental and other liabilities associated with former businesses.

We may be subject to liability related to lines of business that we no longer own or operate, including liability related to subsidiaries that we have sold or spun off and to businesses that we operated while known successively as White Motor Corporation, Northeast Ohio Axle, Inc., NEOAX, Inc. and Envirosource, Inc. Some of our former lines of business, such as portions of IU International, a conglomerate we acquired in 1988, engaged in environmentally sensitive businesses such as the operation of hazardous waste landfills. In addition, we and our former subsidiaries have been and may in the future be subject to asbestos-related personal injury claims. Although we have various indemnities, contractual protections, insurance coverage and legal defenses with respect to asbestos-related claims related to these former lines of business, we may be liable for such claims if the indemnities and contractual protections fail, if our insurance coverage is exhausted or if a court does not recognize our legal defenses. The discovery of material liabilities relating to former lines of business could have a material adverse effect on our business, financial condition or future prospects.

We depend on our key personnel for the future success of our business.

Our future success and our ability to manage future growth depend in large part upon the continued services of our senior management and the ability to attract and retain key officers and other highly qualified personnel. Competition for such personnel can be intense. There can be no assurance that we will continue to be successful in attracting and retaining qualified personnel, and the loss of the services of any of these individuals could have a material adverse effect on our net revenue, our financial performance and our results of operations. Specifically, the loss of Mr. I Michael Coslov or other members of our senior management team could adversely affect us.

Messrs. Coslov, Raymond S. Kalouche, Joseph Curtin, J. David Aronson, Thomas E. Lippard and Daniel E. Rosati currently have employment agreements with us. However, we cannot assure you that any of these individuals will remain with us. We currently do not have a life or disability insurance policy on any of the members of the senior management team. The death or loss of the services of any of our senior managers or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.

Certain of our operations are dependent on access to freight transportation.

We rely on freight transportation to perform certain aspects of our business, and we could be unfavorably impacted by factors affecting transportation, including, but not limited to, the following:

•	Our inability to transport material on commercially reasonable terms if the preferred modes of transportation (i.e., barges, vessels, trucks, rail cars, etc.) are unavailable or uneconomical; and

•	We may incur demurrage or similar charges, which could be substantial, in the event of a delay in loading cargo when scheduled.

If we did not have access to freight transportation on reasonable terms, our ability to operate our business would be adversely affected.

We may not be able to sustain our competitive advantages in the future.

We believe that our success is based on our ability to provide leading levels of service, cost-efficient services and technologically advanced products such as our Scrap OptiMiser™ system. Currently, our competitors include other full-service providers of outsourced steel services and the in-house service capabilities of customers themselves. From time to time, local “mom-and-pop” steel service businesses receive expansion financing and attempt to compete with established market participants, particularly on the basis of price. In addition, as new methods of optimizing scrap management are developed or new technologies gain increased market acceptance, we may find ourselves competing with more technologically sophisticated competitors. It is possible that new competitors or alliances among existing and new competitors may emerge and rapidly acquire significant market share. Any of the foregoing may make it difficult for us to compete effectively in the future. Pricing pressures or loss of potential customers resulting from our failure to compete effectively may adversely affect our financial results and condition.

We are subject to acquisition risks. If we are not successful in integrating companies that we acquire or have acquired, we may not achieve the expected benefits and our profitability could suffer. In addition, the cost of evaluating and pursuing acquisitions may not result in a corresponding benefit.

One of our business strategies is to pursue strategic acquisitions and joint ventures, particularly as part of our international expansion plans. Acquisition targets and joint ventures will be evaluated on their ability to broaden our global footprint and be accretive to earnings. As part of this strategy, we acquired Auximetal in the first quarter of 2006. We continue to consider strategic acquisitions now and plan to in the future, some of which may be larger than those previously completed and could be material acquisitions. Integrating acquisitions is often costly, and delays or other operational or financial problems may result that interfere with our operations. If we fail to implement proper overall business controls for companies we acquire or fail to successfully integrate these acquired companies in our processes, our financial condition and results of operations could be adversely affected. In addition, it is possible that we may incur significant expenses in the evaluation and pursuit of potential acquisitions and that such acquisitions may not be successfully completed. Other risks inherent in our acquisition strategy include diversion of management’s attention and resources, failure to retain key personnel and risks associated with unanticipated events or liabilities. In addition, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we are required to test goodwill for impairment at least annually or more frequently if events or circumstances exist that indicate that goodwill may be impaired. As a result of changes in circumstances after valuing assets in connection with acquisitions, we may be required to take writedowns of intangible assets, including goodwill, which could be significant.

The expansion of our foreign operations will subject us to a variety of risks arising from doing business internationally.

We currently operate at steel mills and plants located in the United States, Canada, France, Serbia and Slovakia. In addition, in 2006, we have implemented a number of international initiatives to expand our global footprint to China, Latin America and other countries throughout Europe and Asia. As a result, we will further become exposed to a variety of risks that may adversely affect results of operations, cash flows or financial position. These include the following:

•	periodic economic downturns in the countries in which we do business;

•	fluctuations in currency exchange rates;

•	customs matters and changes in trade policy or tariff regulations;

•	imposition of or increases in currency exchange controls and hard currency shortages;

•	changes in regulatory requirements in the countries in which we do business;

•	labor relations and works’ council and other regulatory requirements;

•	higher tax rates and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and double taxation;

•	longer payment cycles and difficulty in collecting accounts receivable;

•	complications in complying with a variety of international laws and regulations;

•	political, economic and social instability, civil unrest and armed hostilities in the countries in which we do business;

•	inflation rates in the countries in which we do business;

•	laws in various international jurisdictions that limit the right and ability of subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met; and

•	uncertainties arising from local business practices, cultural considerations and international political and trade tensions.

If we are unable to successfully manage the risks associated with our increasingly global business, our financial condition, cash flows and results of operations may be negatively affected.

The terms of our credit facility may restrict our current and future operations, particularly our ability to finance additional growth or take some strategic or operational actions.

Our credit facility contains and any future refinancing or additional debt instruments likely would contain a number of restrictive covenants that impose significant operating and financial restrictions on us. Our credit facility includes covenants restricting, among other things, our ability to:

•	incur additional debt, including guarantees or credit support;

•	incur liens;

•	dispose of assets;

•	enter into mergers, consolidations or amalgamations;

•	pay dividends and make other restricted payments;

•	enter into sale and leaseback transactions;

•	engage in any new businesses; and

•	enter into transactions with our stockholders and our affiliates.

Our credit facility also includes financial covenants, including requirements that we satisfy:

•	a maximum consolidated first lien leverage ratio;

•	a maximum consolidated leverage ratio;

•	a maximum consolidated capital expenditure test; and

•	a minimum consolidated interest coverage ratio.

In addition, our future debt or other contracts could contain financial or other covenants more restrictive than those applicable to the above items. If we fail to satisfy our financial covenants, we will not be able to borrow under our credit facility and the lenders under our credit facility could accelerate our debt and require immediate payment. Our credit facility is secured by substantially all of our assets.

We are controlled by a principal stockholder whose interest in our business may be different than yours.

Upon completion of the offering, Wellspring Capital will beneficially own approximately     % of our outstanding common stock (or     % if the underwriters exercise their over-allotment option in full). Accordingly, Wellspring Capital will exercise significant influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our stockholders, including the adoption of amendments to our articles of incorporation and the approval of mergers or sales of substantially all of our assets. The concentration of ownership may also delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of Wellspring Capital. Because Wellspring Capital will own more than 50% of the voting power of our company upon consummation of this offering, we are considered a “controlled company” in connection with the Nasdaq Global Market listing requirements. As such, the requirements that our board of directors and our compensation committee be independent will not apply to us. As a result, the ability of our independent directors to influence our business policies and affairs may be reduced. Furthermore, you will not have the same protections afforded to the stockholders of companies that are subject to all of the Nasdaq Global Market corporate governance requirements. The interests of Wellspring Capital may conflict with your interests as a stockholder.

For additional information regarding the share ownership of and our relationships with Wellspring Capital, you should read the information under the headings “Principal and Selling Stockholders” and “Certain Relationships and Related Party Transactions.”

Failure to establish and maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to achieve and maintain adequate internal controls, our business and operating results could be harmed. We are also beginning to evaluate how to document and test our internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, which require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting and our independent registered public accounting firm to issue a report on that assessment beginning with our Annual Report on Form 10-K for the year ending December 31, 2007. During the course of this documentation and testing, we may identify reportable conditions that we may be unable to remedy before the requisite deadline for those reports. Our auditors have not conducted an audit of our internal control over financial reporting. We are aware of certain significant deficiencies with respect to our internal control regarding software program changes and access to information technology systems. We may incur substantial additional cost in the form of software and related costs for training and support activities in connection with the remediation of reportable conditions. Any failure to remediate the reportable conditions noted by our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the trading price of our stock could drop significantly.

Our pension and other post-employment benefit plans are currently underfunded or unfunded and we have to make cash payments, which may be greater in the future, reducing the cash available for our business.

Certain of our pension plans were underfunded when their assets and liabilities were last computed. We will have to make cash payments of approximately $0.3 million to the underfunded pension plans in 2006, which consists primarily of minimum contributions required by ERISA regulations and Canadian governmental authorities. The funded status of the plans may be adversely affected by the investment experience of the plans’ assets in both the United States and Canada, by any changes in the law either in the United States or Canada, and by changes in the statutory interest rates used by “tax-qualified” pension plans in the United States to calculate funding liability. Accordingly, if the performance of our plans’ assets does not meet our expectations, if there are changes to the U.S. Internal Revenue Service (the “IRS”) regulations or other applicable law or if other actuarial assumptions are modified, our future contributions to our underfunded pension plans could be higher than we expect.

In addition, we have contractual obligations pursuant to collective bargaining agreements to make payments for employees and could be required to provide additional benefits based on changes in participation in union defined benefit plans.

We also have certain post-employment benefit plans that provide health care benefits primarily to retired employees. The plans are not funded; we pay post-employment benefits as required for individual participants. During 2005, we paid $0.5 million of benefits under these plans. If health care costs or other actuarial assumptions differ from our expectations, future benefit payments under these plans could be greater than anticipated.

Risks Related to Ownership of Our Common Stock

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. In addition, our credit facility restricts our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Furthermore, because we are a holding company, we depend on the cash flow of our subsidiaries, and our credit facility imposes restrictions on our subsidiaries’ ability to distribute cash to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Capital Stock—Common Stock.”

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

Our certificate of incorporation and bylaws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. These provisions include, among others:

•	a board of directors that is divided into three classes with staggered terms;

•	elimination of the right of our stockholders to act by written consent;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board of directors to issue preferred stock without stockholder approval; and

•	limitations on the right of stockholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, see “Description of Capital Stock.”

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity. Even if a market were to develop, the stock prices in the market may not exceed the offering price.

Prior to this initial public offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy.

The initial public offering price for the shares will be determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Our stock price may be volatile and you may lose all or part of your investment.

The market price of our common stock could fluctuate significantly, in which case you may not be able to resell your shares at or above the offering price. The market price of our common stock may fluctuate based on a number of factors in addition to those listed in this prospectus, including:

•	our operating performance and the performance of our competitors and other similar companies;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	changes in general economic conditions;

•	the number of shares to be publicly traded after this offering;

•	actions of our current stockholders, including sales of common stock by our directors and executive officers;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving us or our competitors; and

•	other developments affecting us, our industry or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with us or our performance, and these fluctuations could materially reduce our stock price.

You will experience immediate and substantial dilution as the net tangible book value of the shares of common stock will be substantially lower than the offering price.

The initial public offering price of the shares of common stock is substantially higher than the net tangible book value per share of the outstanding common stock. As a result, if we were liquidated for book value immediately following this offering, you would experience immediate and substantial dilution of $         per share of common stock. Upon completion of the offering, we will have outstanding stock options to purchase shares of our common stock at a weighted average exercise price of $         per share as of             . Dilution is the difference between the offering price per share and the net tangible book value per share of our common stock. See “Dilution,” including the discussion of the effects on dilution from a change in the price of the offering.

Future sales of shares could depress our stock price.

Sales of a substantial number of shares of our common stock or the perception that a large number of shares will be sold following our initial public offering could depress the market price of our common stock. We and our executive officers and directors, including our principal stockholder, have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions and extensions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC. Our articles of incorporation will authorize us to issue up to              shares of common stock, of which              shares will be outstanding and              shares will be issuable upon the exercise of outstanding stock options upon completion of this offering. Of these shares,              shares, including the              shares (or              shares if the underwriters exercise their over-allotment option in full) sold in this offering, are freely tradable. Approximately              of the outstanding shares will be eligible for resale after the expiration of the 180-day lock-up period. Shares of common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act of 1933 (the “Securities Act”). Credit Suisse Securities (USA) LLC and UBS Securities LLC may, in their joint discretion and at any time without notice, release all or any portion of the shares subject to the 180-day lock-up.

The holders of approximately              shares of our common stock (including shares issuable upon the exercise of outstanding options) have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. By exercising their registration rights and selling a large number of shares, these stockholders could cause the price of our common stock to decline. In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares reserved for issuance under our employee stock option plan.

See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq Global Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. For example, as a result of becoming a public company, we may create additional board committees and will adopt additional policies regarding internal controls over financial reporting and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

INDUSTRY AND MARKET DATA

This prospectus includes industry data that we obtained from periodic industry publications and internal company surveys. Although we believe these sources are reliable, we have not independently verified the information. In addition, this prospectus includes market share and industry data that we prepared primarily based on our knowledge of the industry and industry data. Statements as to our market position relative to our competitors are approximated and based on the above-mentioned third-party data and internal analysis and estimates and have not been verified by independent sources. Unless otherwise noted, all information regarding our market share is based on the latest available data, all dollar amounts refer to U.S. dollars and all references to market shares refer to both volume and number of mills served.

References in this prospectus to a “ton” of material refer to a ton of 2,000 pounds, and references to a “tonne” of material are to a metric ton of 2,204.6 pounds. We have provided definitions for some of the steel and outsourced steel services industry terms used in this prospectus in the “Glossary of Selected Terms” beginning on page G-1 of this prospectus.

Where applicable, we report market data on the basis of “net revenue,” a non-GAAP financial measure that excludes the cost of scrap shipments from total revenue because changes in the market price of raw materials sold typically do not affect relevant market participants’ operating results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Such forward-looking statements include the discussions of our business strategies, estimates of future global steel production and other market metrics and our expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions of this prospectus, the words “anticipates,” “believes,” “estimates,” “seeks,” “expects,” “plans,” “intends” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Although we believe that such forward-looking statements are reasonable, we cannot assure you that any forward-looking statements will prove to be correct. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, risks associated with:

•	decreased steel production in North America and elsewhere;

•	consolidation in the steel industry in North America and globally;

•	the difficulty of comparing our historical financial periods;

•	financial difficulties of our customers;

•	the loss of a significant customer, including through insolvency;

•	uncertainty regarding our backlog;

•	competition, including pricing pressures from existing or future competitors, on the offering of our services;

•	labor unrest;

•	increases in energy prices;

•	price and inventory risk;

•	failure to develop or expand our operations with our existing and new customers;

•	changes in government regulations, including environmental laws, accounting standards and taxation rates;

•	operating risks, including equipment failures;

•	our success in bidding for new long-term contracts;

•	claims and litigation relating to environmental contamination, including in respect of former businesses;

•	successful integration of acquisitions;

•	changes in national, regional and local economic, market, business or political conditions in the countries and other territories in which we and our customers operate;

•	loss of key personnel;

•	access to freight transportation;

•	failure to maintain competitive advantages;

•	risks related to acquisitions and joint ventures;

•	expansion of foreign operations;

•	exchange rate fluctuations;

•	covenants in our credit facility;

•	control by a principal stockholder;

•	internal controls over financial reporting;

•	our underfunded pension and other post-employment benefit plans; and

•	the other factors described under “Risk Factors.”

All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments except as required by federal securities laws.

USE OF PROCEEDS

We estimate that our net proceeds from our sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $             million.

We intend to use the net proceeds from the sale of the common stock offered by us to repay all or a portion of our existing debt and related fees and expenses. The interest rate and maturity of our indebtedness to be discharged are             % and             , respectively. We expect to use the remainder of the net proceeds of the offering for general corporate purposes.

Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease) the amount of proceeds from this offering available to repay certain of our indebtedness by $             million.

We will not receive any proceeds from the sale of our common stock by the selling stockholders, including any proceeds resulting from the underwriters’ exercise of their option to purchase additional shares from the selling stockholders.

DIVIDEND POLICY

For the foreseeable future, we intend to retain any earnings, and we do not anticipate paying any cash dividends on our common stock. In addition, our credit facility restricts our ability to pay dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Furthermore, because we are a holding company, we depend on the cash flow of our subsidiaries’, and our credit facility imposes restrictions on our subsidiaries’ ability to distribute cash to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Capital Stock—Common Stock.” In October 2005, we paid a one-time distribution of $45.7 million in the aggregate on our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of March 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the offering and the application of the net proceeds to us as described in “Use of Proceeds.”

This table should be read together with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and all of the consolidated financial statements and notes to those statements included elsewhere in this prospectus.

	Actual	As Adjusted(1)
	(In thousands)
Cash and cash equivalents	$8,291	$

Current portion of long-term debt	$6,825	$
Long-term debt, excluding current portion:
First lien term loan	323,092
Second lien term loan	50,000
Capitalized equipment leases	3,580
Other	2,300

Total long-term debt, excluding current portion	378,972
Stockholders’ equity:
Common stock ($.001 par value), shares authorized and shares issued and outstanding on an actual basis; shares authorized and shares issued and outstanding as adjusted	1
Additional paid-in capital	45,976
Accumulated deficit	(10,477)
Accumulated other comprehensive equity	1,265

Total stockholders’ equity	36,765

Total capitalization	$422,562	$

(1)	Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) cash and cash equivalents by $ million, additional paid-in capital by $ million, total stockholders’ equity by $ million and total capitalization by $ million.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock upon the completion of this offering.

Our net tangible book value as of         , 2006 without giving effect to this offering was $         million or $         per share of common stock. Net tangible book value per share is determined by dividing tangible stockholders’ equity, which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), our adjusted net tangible book value at         , 2006 would have been $         million or $         per share. This represents an immediate reduction in net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to new stockholders purchasing shares of common stock in this offering. The following table illustrates this dilution per share:

Initial public offering price per share of common stock		$
Net tangible book value per share as of , 2006	$
Increase in net tangible book value per share attributable to this offering
Pro forma net tangible book value per share after this offering			—
Dilution per share to new investors			—

Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) the increase in net tangible book value attributable to this offering by $         per share and the dilution to new investors by $         per share and decrease (increase) the pro forma net tangible book deficit after this offering by $         per share.

The following table summarizes as of         , 2006 the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and to be paid by new investors purchasing shares of common stock in this offering before deducting the underwriting discount and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent

Existing stockholders		%	$	%	$
New investors
Total		%	$	%	$

Assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) the total consideration paid by new investors by $         million, the total consideration paid by all stockholders by $         and the average price per share by $             per share.

To the extent any outstanding options are exercised or any additional options are granted and exercised, there may be economic dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (particularly the information under “Matters Impacting Comparability of Results”) and all of the consolidated historical financial statements and the notes to those financial statements included elsewhere in this prospectus. The selected consolidated historical income statement data for the year ended December 31, 2005, the period from October 27, 2004 to December 31, 2004, the period from January 1, 2004 to October 26, 2004 and for the year ended December 31, 2003 and balance sheet data as of December 31, 2005 and December 31, 2004 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated historical income statement data for the years ended December 31, 2002 and 2001 and balance sheet data as of October 26, 2004 and December 31, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated historical income statement data for the three months ended March 31, 2006 and 2005 and the selected consolidated balance sheet data as of March 31, 2006 have been derived from our unaudited financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of March 31, 2005 have been derived from our unaudited financial statements not included in this prospectus. All adjustments that are, in our opinion, necessary for a fair statement of the results for the interim periods presented have been recorded. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

The term “predecessor company” refers to the Company prior to the IMS Transaction. The term “successor company” refers to the Company after the IMS Transaction.

	Predecessor Company				Successor Company
	Year ended December 31,			Period from January 1, to October 26, 2004	Period from October 27, to December 31, 2004	Year ended December 31, 2005	Three months ended March 31,
	2001	2002	2003				2005	2006
	(In thousands of dollars, except per share and share data)
Statement of Operations Data:
Revenue:
Revenue from sale of materials	$—	$—	$—	$—	$20,122	$832,531	$254,080	$232,024
Service revenue	157,594	159,514	164,687	144,048	34,586	290,919	73,258	76,053

Total revenue	157,594	159,514	164,687	144,048	54,708	1,123,450	327,338	308,077
Costs and expenses:
Cost of scrap shipments	—	—	—	—	14,092	794,744	246,822	221,871
Site operating costs	107,787	106,156	111,079	94,339	28,044	207,297	49,839	56,276
Selling, general and administrative expenses	10,081	9,647	13,483	9,679	3,533	39,874	10,243	10,120
Compensation provided as a result of business combinations	—	—	3,688	10,019	—	—	—	—
Expenses associated with withdrawn public offerings	—	—	—	2,129	—	5,028	—	—
Depreciation	21,963	26,610	25,061	20,763	6,117	49,623	11,866	11,746
Amortization	4,818	1,133	952	596	864	7,039	1,675	1,804

Total costs and expenses	144,649	143,546	154,263	137,525	52,650	1,103,605	320,445	301,817

Income from operations	12,945	15,968	10,424	6,523	2,058	19,845	6,893	6,260
Loss on debt extinguishment	—	—	(1,448)	—	(7,010)	(2,812)	—	—
Interest expense, net	(21,600)	(9,898)	(9,158)	(8,648)	(2,522)	(23,950)	(5,023)	(8,050)
Income (loss) from equity investments	—	—	—	—	10	(99)	25	(5)
Other income	—	—	3,144	—	—	—	—	—

(Loss) income before income taxes	(8,655)	6,070	2,962	(2,125)	(7,464)	(7,016)	1,895	(1,795)
Income tax (expense) benefit	(885)	(821)	(990)	224	2,512	2,332	(453)	954

	Predecessor Company				Successor Company
	Year ended December 31,			Period from January 1, to October 26, 2004	Period from October 27, to December 31, 2004	Year ended December 31, 2005	Three months ended March 31,
	2001	2002	2003				2005	2006
	(In thousands of dollars, except for per share and share data)
(Loss) income from continuing operations	(9,540)	5,249	1,972	(1,901)	(4,952)	(4,684)	1,442	(841)
Income from discontinued operations, net of tax	5,338	2,741	—	—	—	—	—	—

(Loss) income before extraordinary item	(4,202)	7,990	1,972	(1,901)	(4,952)	(4,684)	1,442	(841)
Extraordinary gain on financial restructuring, net of tax	61,963	—	—	—	—	—	—	—

Net income (loss)	57,761	7,990	1,972	(1,901)	(4,952)	(4,684)	1,442	(841)
Preferred stock dividend requirements	(1,306)	(3,252)	(1,002)	(76)	—	—	—	—

Income (loss) applicable to common shares	$56,455	$4,738	$970	$(1,977)	$(4,952)	$(4,684)	$1,442	$(841)

Basic and diluted earnings per share:
(Loss) income from continuing operations before extraordinary item	$(10.06)	$1.85	$0.90	$(1.83)	$(5.48)	$(5.14)	$1.59	$(0.92)
Income from discontinued operations	4.95	2.55	—	—	—	—	—	—
Income from extraordinary item	57.48	—	—	—	—	—	—	—

Net income (loss) per share	$52.37	$4.40	$0.90	$(1.83)	$(5.48)	$(5.14)	$1.59	$(0.92)

Average common shares outstanding (basic and diluted)	1,077,960	1,077,960	1,077,960	1,077,960	902,900	911,302	905,317	913,260
Cash dividends declared per common share	$—	$—	$—	$—	$—	$—	$—	$—

Other Operating Data:
Capital expenditures	$21,674	$13,754	$19,932	$15,850	$3,920	$47,106	$11,678	$7,645

Cash Flow Data:
Cash provided by (used in) operating activities	$32,650	$48,153	$34,910	$27,758	$16,112	$44,038	$(5,160)	$3,036
Net cash used in investing activities	(24,751)	(14,419)	(18,564)	(15,168)	(231,750)	(53,199)	(11,671)	(9,485)
Net cash (used in) provided by financing activities	(8,893)	(25,753)	(20,794)	(9,457)	229,839	11,530	5,969	(1,830)

	December 31,			October 26, 2004	December 31,		March 31,
	2001	2002	2003		2004	2005	2005	2006
	(In thousands of dollars)

Balance Sheet Data:
Cash and cash equivalents	$223	$8,204	$3,756	$6,889	$14,201	$16,570	$3,339	$8,291
Restricted cash equivalents	—	—	31,962	—	—	—	—	—
Working capital (deficit)	(2,686)	3,000	(10,219)	(17,616)	15,599	23,161	26,168	22,270
Goodwill and other intangible assets	96,159	96,159	96,159	96,159	293,665	286,591	292,042	286,214
Total assets	235,139	226,814	252,005	224,077	662,235	614,388	603,733	630,070
Long-term debt, excluding current portion	81,715	58,124	82,458	67,673	320,126	378,309	318,634	378,972
Stockholders’ equity	89,314	100,022	87,383	84,725	85,382	35,131	87,840	36,765

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is supplemental to and should be read in conjunction with all of the consolidated financial statements included elsewhere in this prospectus. Certain statements in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are forward-looking statements that are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See “Special Note Regarding Forward-Looking Statements.” Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under “Risk Factors.”

Overview

We are the largest provider of outsourced services to steel mills in North America and one of the largest globally. We do not produce steel, but rather we are integral in virtually every other stage of the steel making process, from initial raw materials procurement through finished goods handling. We offer our services through two divisions that report as two separate financial segments. The Tube City Division segment, which we refer to as the “Tube City Division,” primarily provides pre-production services, whereas the IMS Division segment, which we refer to as the “IMS Division,” primarily focuses on post-production services. Our IMS Division includes 14 sites that were acquired through Tube City. As a result, the segment presentations discussed herein do not match the historic presentations reported in our audited financial statements.

A significant majority of our services is charged to our steel producing customers on a fee-per-ton basis. Additionally, our Tube City Division, and the historic pre-acquisition Tube City business, generates a significant portion of its revenue from raw materials procurement activities. In some cases, we earn a contractually determined, volume-based fee for arranging delivery of raw material shipments to a customer directly from a vendor. In other cases, we concurrently arrange to purchase and sell raw materials at specified prices, typically locking in a margin. In these types of transactions, changes in the price of raw materials from period to period will typically result in a change in our revenue from sale of materials and an offsetting change in our cost of scrap shipments. Because changes in the market price of the raw material sold will typically not significantly affect our income from operating activities due to the offsetting effect described above, management measures our operating results on the basis of “net revenue,” a non-GAAP financial measure that excludes the cost of scrap shipments from total revenue. As an illustration of the magnitude of the impact of pass-through scrap costs on revenue, raw materials procurement activities generated 67% of our total revenue, but only 8% of our net revenue in 2005. See “—Key Line Items Presented—Net Revenue,” below. Tables reconciling total revenue to net revenue are included in each of the periods discussed in “—Results of Operations.”

Key Line Items Presented

Revenue From Sale of Materials. Revenue from sale of materials is mainly generated by our raw materials procurement business. We generate revenue from raw materials procurement through two different types of arrangements. In some cases, we earn a contractually determined, volume based fee for arranging delivery of scrap or other raw material shipments to a customer directly from a vendor. In other cases, we concurrently arrange to purchase scrap or other raw materials from a vendor and sell those materials to a customer at specified prices, typically locking in a margin on a per ton basis. In these types of transactions, changes in the price of raw materials from period to period will typically result in a change in our revenue from sale of materials and an offsetting change in our cost of scrap shipments. In addition to raw materials procurement, revenue from sale of materials also includes revenue from two locations in our pre-production materials handling business for the purchase, processing and sale of scrap inventory for our own account.

Service Revenue. This category includes revenue from material handling or scrap management, raw materials optimization, co-product processing, metal recovery and sales, material handling or product handling and surface conditioning. A significant majority of our service revenue is based on the volume of customer material handled, usually under long-term contract. In some instances, we also generate revenue through base monthly fees. In addition, some co-product processing, metal recovery and sales revenue is earned from sales of co-product to third parties, in which case we typically compensate the slag producing mill with a royalty fee. This royalty expense is recorded in cost of sales.

Net Revenue. We measure our sales volume on the basis of “net revenue.” Net revenue is not a recognized measure under GAAP, but management believes net revenue is more appropriate than total revenue as a measure of our performance because net revenue eliminates the impact of market pricing fluctuations of scrap and other raw material that generally do not impact our profits. We define net revenue as total revenue minus cost of scrap shipments in our raw materials procurement business adjusted to include income from equity investments. During the second quarter of 2006, our sole equity investment was redeemed at an amount that approximated the carrying value. Tables reconciling total revenue to net revenue are included in each of the periods discussed in “—Results of Operations.”

Site Operating Costs. Site operating costs consist of employees’ wages and benefits, as well as costs of operating supplies, such as fuels and lubricants, repair and maintenance costs and equipment leasing costs. Repair and maintenance and supply costs are largely variable and generally fluctuate directly in relation to volume. Certain types of employee costs, such as overtime pay, generally vary directly in relation to volume. Other types of employee costs, such as base pay and benefits, are variable through layoffs in the event of a downturn at a site. Leasing costs are generally fixed over the term of a lease. Our leases typically apply to mobile equipment that can be relocated among sites as needed.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses consist of labor and related costs of selling and administration, professional fees, insurance costs, management fees, bad debt costs, bank fees and corporate expenses and bonuses.

Depreciation and Amortization. Depreciation consists of depreciation expenses related to property, plant and equipment; and amortization consists of amortization expenses related to finite life intangibles such as environmental permits and customer related intangibles, in each case recognized on a straight-line basis over the estimated useful life of the asset.

Key Measures We Use to Evaluate Our Company

We use the following financial measures to evaluate and assess our business:

Net Revenue. We measure our sales volume on the basis of net revenue. Net revenue is not a recognized measure under GAAP, but management believes net revenue is more appropriate than total revenue as a measure of our performance because net revenue eliminates the impact of market pricing fluctuations of scrap that generally do not impact our profits. For further discussion of this item, see “—Key Line Items Presented—Net Revenue.”

EBITDA. We utilize EBITDA as the primary performance measure of our operating segments in accordance with SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. Prior to the Tube City Acquisition, Tube City used EBITDA as the performance measure of its operating segments in accordance with SFAS No. 131. EBITDA is not a recognized measurement under GAAP, but we believe it is useful in measuring our operating segment performance.

LTM Covenant EBITDA. LTM covenant EBITDA is used to determine our compliance with financial covenants included in our credit agreement. For a further discussion of this item, see “—Liquidity and Capital Resources.”

Matters Impacting Comparability of Results

The IMS Transaction and Tube City Acquisition. We are the result of the combination of two functionally complementary businesses in the fourth quarter of 2004. On October 26, 2004, Mill Services Holdings LLC, an affiliate of Wellspring Capital, acquired all of our outstanding capital stock in the IMS Transaction. The aggregate consideration paid for the IMS Transaction was $299.9 million, consisting of $137.3 million of cash and the assumption of $162.6 million of liabilities. On December 21, 2004, we acquired all of the outstanding equity interests in Tube City. The aggregate consideration paid for the Tube City Acquisition was $383.6 million, consisting of $104.4 million of cash, the assumption of $265.4 million of liabilities and shares of our stock valued at $13.8 million.

As a result of the change in ownership in the IMS Transaction, under GAAP we are required to present separately the operating results for the predecessor period and the successor period in the 2004 financial year, including financial quarters in such year. The following is a summary of the two periods:

•	January 1, 2004 to October 26, 2004. The results for the period from January 1, 2004 to October 26, 2004 and prior periods are included under the heading “predecessor company,” as they refer to us prior to the IMS Transaction. Our audited financial statements for such periods do not include the results of Tube City and its consolidated subsidiaries, which had not yet been acquired.

•	October 27, 2004 to December 31, 2004. After the IMS Transaction, our results appear under the heading “successor company.” However, for the period from October 27, 2004 to December 20, 2004, our operations consist almost entirely of post-production sites operated as part of the IMS business. The successor period in 2004 includes only 10 days of the Tube City business, which we acquired on December 21, 2004.

Both the IMS Transaction and the Tube City Acquisition were accounted for using the purchase method of accounting. Acquired tangible assets and assumed liabilities were recorded on our books at fair value. Because the acquisition consideration exceeded the fair value of the net identifiable tangible and intangible assets, we recorded goodwill in each transaction. As a result of the IMS Transaction, we increased the carrying value of property plant and equipment by $25.1 million, and we recorded $144.3 million of intangible assets, consisting of $74.5 million of identifiable intangible assets and $69.8 million of goodwill. As a result of the Tube City Acquisition, we acquired $30.7 million of property, plant and equipment and acquired $149.5 million of intangible assets, consisting of $39.9 million of identifiable tangible assets and $109.6 million of goodwill. Our net increase in annual depreciation expense and annual amortization expense as a result of the IMS Transaction was approximately $8.2 million and $3.7 million, respectively. Our net increase in annual depreciation expense and annual amortization expense as a result of the Tube City Acquisition was approximately $13.0 million and $2.7 million, respectively.

The IMS Transaction and the Tube City Acquisition also had a significant impact on the results reported by the predecessor company and Tube City. The IMS Transaction triggered a “Realization Event” under our 2001 Executive and Nonemployee Director Stock Appreciation Rights Plan, which accelerated vesting in certain rights under that plan and resulted in a charge of $10.0 million in the period from January 1, 2004 to October 26, 2004.

Comparability between 2005 and 2004 results is further affected by increased interest expense resulting from the larger debt component of our capital structure. In connection with the IMS Transaction in October 2004, we incurred $83.3 million of additional term indebtedness as part of a refinancing of our predecessor company’s existing debt at lower interest rates. The combined effect of the refinancing was to increase our annual interest expense by approximately $1.2 million. In connection with the Tube City Acquisition, we incurred an additional $160.0 million of term indebtedness, which further increased our annual interest expense by approximately $8.3 million.

In the fourth quarter of 2005, we increased our existing term loan facility by adding an additional $65.0 million of outstanding indebtedness, which further increased our annual interest expense by approximately $5.1 million, including the impact of an increase in LIBOR and a small margin increase. See “—Liquidity and Capital Resources” for a discussion of floating interest rates. The proceeds of the additional borrowing were principally used to fund a special distribution to our stockholders.

We recorded a loss on debt extinguishment of $7.0 million in connection with the Tube City Acquisition and $2.8 million in connection with the 2005 amendment to our credit facility.

As a result of the foregoing factors, the results of operations of Tube City IMS Corporation for periods prior to the IMS Transaction and Tube City Acquisition are not comparable to results for subsequent periods. In order to enhance comparability, management’s discussion and analysis of financial condition and results of operations includes supplemental data regarding Tube City and its consolidated subsidiaries for the period from January 1, 2004 to December 21, 2004. The historical financial information included in this prospectus does not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented.

Recent Acquisitions. We completed two acquisitions in the first quarter of 2006 that affected comparability with our financial results in 2005. The results of these two companies’ operations are included in the successor company’s financial statements beginning from January 12, 2006 and March 1, 2006, their respective dates of acquisition. These acquisitions were completed with existing cash on hand and did not have a material impact on our results of operations or financial position.

Operating Segments. We have two reportable operating segments, our IMS Division and our Tube City Division. Prior to its acquisition by us, Tube City had two reportable operating segments, the Slag Division and the Scrap Division. Upon completion of the Tube City Acquisition, Tube City’s Slag Division segment, which we refer to as the “Tube City Slag Division,” became part of our IMS Division, and Tube City’s Scrap Division segment, which we refer to as the “Tube City Scrap Division,” became our Tube City Division. Our Tube City Division had no operations prior to the Tube City Acquisition.

Components of Our Historical Financial Statements. The following is a summary of the periods presented and the effect of the acquisitions described above:

Our financial data for the year ended December 31, 2003 include the results of operations of our predecessor and its consolidated subsidiaries only.

Our financial data for the year ended December 31, 2004 includes:

•	the results of operations of our predecessor and its consolidated subsidiaries for the period from January 1, 2004 to October 26, 2004, and

•	the results of operations of our successor and its consolidated subsidiaries for the period from October 27, 2004 to December 31, 2004, which include the results of operations of Tube City and its consolidated subsidiaries for the period from December 21, 2004 to December 31, 2004.

Our financial data for the three months ended March 31, 2005 and the year ended December 31, 2005 includes the results of operations of our successor and its consolidated subsidiaries for the full three months ended March 31, 2005 and the full year ended December 31, 2005, which includes the results of operations of Tube City and its consolidated subsidiaries for the full three months ended March 31, 2005 and the full year ended December 31, 2005.

Our financial data for the three months ended March 31, 2006 includes:

•	the results of operations of our successor and its consolidated subsidiaries for the full three months ended March 31, 2006, which includes the results of operations of Tube City and its consolidated subsidiaries for the full three months ended March 31, 2006, and

•	the results of operations of our acquired businesses from their respective dates of acquisition of January 12, 2006 and March 1, 2006 through March 31, 2006.

Industry Factors Impacting the Company

Steel Mill Production Volumes. The vast majority of our revenue is tied to each mill’s production volume. Factors that affect a steel mill’s production levels also impact our revenue and profitability. Such factors may include general economic conditions, the North American and worldwide demand for steel, steel pricing and the relative strength of the U.S. dollar. Many of these factors were favorable for the industry in 2004. In 2005, some of these factors became less favorable, and industry participants reduced volumes accordingly. Various North American steel producers, including our most significant customer, used this opportunity to invest large amounts of capital into updating and maintaining their facilities. Management believes that the current investment activity is favorable for the long-term health of the industry and for our customer base specifically, despite the short-term unfavorable impact of temporary volume reductions that can result from our customers making major capital upgrades. Production volumes at our customer sites during the first half of 2006 have improved over 2005.

Restructuring of the North American Steel Industry. The recent restructuring of the North American steel industry has significantly improved the financial profile and credit quality of steel producers and has placed greater emphasis on the outsourcing of steel services. Between 2001 and 2003, excess global production capacity and subsidized foreign steel led to significantly higher import levels and weak economic conditions, resulting in a significant restructuring of the North American steel industry. The consolidation of industry players, shedding of burdensome legacy costs and rationalization of excess capacity resulted in the emergence of a financially stable, globally competitive base of producers. With significantly improved cost structures, North American steel producers have been able to successfully compete with global steel producers and have returned to profitability, creating greater stability in the customer base of outsourced steel service providers. Further, with new, more flexible labor contracts, producers are able to outsource services more easily than in the past, creating increased opportunities for providers of these services.

Application of Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions in applying our critical accounting policies that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. We continually evaluate our judgments and estimates in determining our financial condition and operating results. Estimates are based upon information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management’s most subjective judgments. The most critical accounting policies and estimates are described below.

Trade Receivables. We perform ongoing credit evaluations of our customers and generally do not require our customers to post collateral. Account balances outstanding longer than the payment terms are considered past due. Provisions are made for estimated uncollectible receivables. Our estimate is based on historical collection experience, a review of the current status of receivables, the condition of the general economy and the industry and our judgment about the credit quality of our customers. Decisions to charge off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. It is reasonably possible that our estimate of the allowance for doubtful accounts will change.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost less accumulated depreciation. Costs in connection with business combinations are based on fair market value at the time of acquisition. Major components of certain high value equipment are recorded as separate assets with depreciable lives determined independently from the remainder of the asset. Expenditures that extend the useful lives of existing plant and equipment are capitalized, while expenditures for repairs and maintenance that do not extend the useful lives or improve productivity of the related assets are charged to expense as incurred. Interest costs applicable to major asset additions are capitalized during the construction period. The cost of property, plant and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from our accounts, and any resulting gain or loss is reflected in current operations.

Depreciation of property, plant and equipment is computed principally on the straight-line method over the estimated useful lives of assets.

Impairment of Long-Lived Assets. Long-lived assets, including property, plant and equipment and amortizable intangible assets are reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment is assessed when the undiscounted expected cash flow derived from an asset is less than its recorded amount. Impairment losses are measured as the amount by which carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flow used to assess impairments and the fair value of an impaired asset.

Goodwill and Other Intangible Assets. Goodwill and other indefinite life intangible assets not subject to amortization are recorded at the lower of cost or implied fair value. Finite life intangible assets subject to amortization are recorded at cost less accumulated amortization provided on a straight-line basis over the intangible assets’ estimated useful lives. Goodwill and indefinite life intangibles are evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test used to identify potential impairment compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired, and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the goodwill impairment loss, if any. The second step test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill so calculated, an impairment loss is recognized in an amount equal to the excess.

Revenue Recognition. Revenue includes two categories, namely service revenue and revenue from sale of materials.

We generate service revenue from scrap management, scrap preparation, raw materials optimization, co-product processing, metal recovery and sales, material handling or product handling, slag processing and metal recovery services and surface conditioning. We recognize revenue from scrap management, scrap preparation, raw materials optimization, material handling or product handling, slag processing and metal recovery services and surface conditioning when we perform the service. We recognize revenue from co-product sales when title and risk of loss pass to the buyer.

Revenue from sale of materials is mainly generated by our raw materials procurement business. In addition to raw materials procurement, revenue from sale of materials also includes revenue from two locations in our pre-production materials handling business that purchase, process and sell scrap inventory for our own account in addition to receiving service revenue through scrap handling services to steel mill customers. We recognize revenue from sale of materials when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or F.O.B. destination depending on terms of sale.

In our raw materials procurement business, we generally engage in two types of transactions that require different accounting treatment. For certain transactions, we facilitate the purchase or sale of raw materials between a buyer and seller for a volume based commission. The seller assumes the credit risk after delivery. At no point in the transaction do we take title to or assume the risk of loss of the material. We record only the commission as revenue on these transactions.

For other raw materials procurement transactions, we purchase the material from a seller and sell it to a buyer. In these transactions, we generally have discretion in supplier selection, and we take title to the material and assume the risk of loss for some period of time, usually during transit between the seller and the buyer. We also assume credit risk for the full amount billed to the customer. In these transactions, we record revenue from the sale of materials for the full value of the material based on the amount we invoice to our customer.

Health Insurance. We provide health insurance to approximately 40% of our employees through premium based indemnity plans. We provide health insurance to the rest of our employees under a self-insurance plan that uses a third party administrator to process and administer claims. We have stop-loss coverage through an insurer, in excess of a stated self-insured limit per employee. We maintain an accrual for unpaid claims and claims incurred but not reported.

Workers’ Compensation. We self-insure our workers’ compensation insurance under a large deductible program. Under this program, the maximum exposure per claim ranges from $0.25 million to $1 million depending on the policy year. Stop-loss coverage is maintained through an insurer for amounts above these retained limits. The aggregate maximum exposure is limited to a percentage of payroll for each open policy. We accrue for this expense in amounts that include estimates for incurred but not reported claims, as well as estimates for the ultimate cost of all known claims.

Share-Based Compensation. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123-R”). This statement replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123-R eliminates the ability to account for share-based compensation transactions using the intrinsic method. SFAS 123-R requires such transactions be accounted for using a fair-value-based method that would result in expense being recognized in our financial statements. SFAS 123-R is effective for fiscal years beginning after June 15, 2005. We elected to adopt the statement on October 1, 2005, and recorded $0.2 million of expense during each of the fourth quarter of 2005 and the first quarter of 2006 related to its adoption. The impact of SFAS 123-R on us will depend on share-based compensation programs implemented by us. Under our current program, we expect that the adoption of SFAS 123-R will increase our operating expenses by approximately $0.6 million annually.

Results of Operations

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

The following table sets forth each of the line items in our statement of operations for each of the periods indicated and the changes between the periods in terms of dollar amounts and percentage changes. The table also provides a reconciliation of total revenue to net revenue for each of the periods presented.

	Three months ended March 31,		Dollar changes	Percent changes
	2005	2006
	(In thousands of dollars)			(%)
Statement of Operations Data:
Revenue:
Revenue from sale of materials	$254,080	$232,024	$(22,056)	(8.7)%
Service revenue	73,258	76,053	2,795	3.8

Total revenue	327,338	308,077	(19,261)	(5.9)
Costs and expenses:
Cost of scrap shipments	246,822	221,871	(24,951)	(10.1)
Site operating costs	49,839	56,276	6,437	12.9
Selling, general and administrative expenses	10,243	10,120	(123)	(1.2)
Depreciation	11,866	11,746	(120)	(1.0)
Amortization	1,675	1,804	129	7.7

Total costs and expenses	320,445	301,817	(18,628)	(5.8)

Income from operations	6,893	6,260	(633)	(9.2)
Interest expense, net	(5,023)	(8,050)	(3,027)	60.3
Income (loss) from equity investments	25	(5)	(30)	(120.0)

Income (loss) before income taxes	1,895	(1,795)	(3,690)	(194.7)
Income tax (expense) benefit	(453)	954	1,407	(310.6)

Net income (loss)	$1,442	$(841)	$(2,283)	(158.3)

Non-GAAP Financial Measures:
Net revenue:
Consolidated
Total revenue	$327,338	$308,077	$(19,261)	(5.9)%
Cost of scrap shipments	(246,822)	(221,871)	24,951	(10.1)
Income (loss) from equity investments	25	(5)	(30)	(120.0)

Net revenue	$80,541	$86,201	$5,660	7.0

IMS Division
Total revenue	$62,147	$67,145	$4,998	8.0
Cost of scrap shipments	(388)	(336)	52	(13.4)
Income (loss) from equity investments	—	—	—	—

Net revenue	$61,759	$66,809	$5,050	8.2

Tube City Division
Total revenue	$265,191	$240,932	$(24,259)	(9.1)
Cost of scrap shipments	(246,434)	(221,535)	24,899	(10.1)
Income (loss) from equity investments	25	(5)	(30)	(120.0)

Net revenue	$18,782	$19,392	$610	3.2

Total Revenue. Total revenue for the first quarter of 2006 was $308.1 million compared to $327.3 million for the first quarter of 2005, a decrease of $19.3 million or 5.9%. Revenue from sales of materials declined by $22.1 million, accompanied by a decline in the cost of scrap shipments of $25.0 million related to a decrease in the market price of the raw materials we procured for our customers. The decline in market price generally had an offsetting effect on both line items and had a minimal impact on our income from operations. Service revenue increased $2.8 million or 3.8% as a result of new customers and additional mill volume. The items that affect service revenue generally impact net revenue and are discussed below.

IMS Division total revenue increased by $5.0 million to $67.1 million. Factors that affected the IMS Division increase in total revenue also affected net revenue and are discussed below. Tube City Division total revenue decreased by $24.3 million to $240.9 million primarily as a result of lower scrap prices, but that decline was accompanied by a decline in the cost of scrap shipments of $24.9 million.

Net Revenue. Net revenue for the first quarter of 2006 was $86.2 million compared to $80.5 million for the same period in 2005, an increase of $5.7 million or 7.0%.

IMS Division net revenue increased $5.1 million to $66.8 million. The following factors contributed to the increase:

•	We entered into new contracts at two sites in 2005, but due to the timing of entering into those agreements, those sites produced only $0.3 million of net revenue in the first quarter of 2005. Those same sites produced $4.4 million of net revenue in first quarter of 2006.

•	We acquired two businesses in the first quarter of 2006. One of the businesses contributed $0.5 million of net revenue in March 2006, and the other had no impact on net revenue in the first quarter of 2006.

•	A customer permanently shut down its steel making operation in June 2005 resulting in a decrease in net revenue of approximately $2.1 million in the first quarter of 2006 compared to the first quarter of 2005.

•	Our largest customer temporarily idled one of its largest facilities to make capital additions. The facility was restarted midway through the first quarter of 2006, but the lost production associated with the idling and the ramp up period resulted in a $0.5 million reduction in net revenue in the first quarter of 2006 compared to the same period in 2005.

•	Approximately 71% of IMS Division sites increased net revenue in the first quarter of 2006 compared to the same period in 2005, helping to offset the net revenue reductions associated with customer outages.

Tube City Division net revenue increased $0.6 million to $19.4 million primarily as a result of increased volume at our scrap processing yards and increased raw materials procurement volume.

Site Operating Costs. Site operating costs for the first quarter of 2006 were $56.3 million compared to $49.8 million in the first quarter of 2005, an increase of $6.4 million or 12.9%. IMS Division site operating costs increased $6.4 million to $48.6 million. Factors that drove the revenue increase at the IMS Division also contributed to the increase in site operating costs as the addition of two new sites added $3.3 million to site operating costs. We acquired two businesses in the first quarter of 2006. One of the businesses resulted in $0.5 million of additional operating costs. The other business we acquired had no impact on operating costs. Other IMS Division sites also experienced increases in site operating costs primarily related to fuel costs, which were $0.8 million higher in the first quarter of 2006 than in the same period in 2005, and the cost of tires for mobile equipment, which increased $0.3 million. Tube City Division site operating costs in the first quarter of 2006 were $7.7 million, consistent with those in the first quarter of 2005. As a percentage of net revenue, site operating costs increased from 61.9% in the first quarter of 2005 to 65.3% in the first quarter of 2006 driven largely by increased fuel and tire costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the first quarter of 2006 were $10.1 million, which were comparable to the first quarter of 2005 when we incurred $10.2 million in selling, general and administrative expenses.

EBITDA. EBITDA for the first quarter of 2006 was $19.8 million, compared to $20.5 million in the first quarter of 2005, a decrease of $0.7 million or 3.2%. IMS Division EBITDA decreased $1.3 million to $15.1 million. The following factors contributed to the decrease:

•	A customer permanently shut down its primary steel making operation in June 2005 resulting in a decrease of approximately $0.7 million in EBITDA in the first quarter of 2006 compared to the same period in 2005.

•	Our largest customer temporarily idled one of its largest facilities to make capital additions. The facility was restarted midway through the first quarter of 2006, but the lost production associated with the idling and the ramp up period resulted in a $0.5 million decline in EBITDA in the first quarter of 2006 compared to the same period in 2005.

Tube City Division EBITDA in the first quarter of 2006 was $8.4 million, which was comparable to the prior year. Our corporate administration costs decreased $0.8 million to $9.1 million in the first quarter of 2006 compared to the first quarter of 2005, increasing our EBITDA.

Expenses incurred by our administrative segment were $3.7 million in the first quarter of 2006 and $4.4 million in the first quarter of 2005. See Note 11 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

Depreciation and Amortization. Depreciation expense for the first quarter of 2006 was $11.7 million compared to $11.9 million in the first quarter of 2005, a decrease of approximately $0.1 million or 1.0%. Amortization expense for the first quarter of 2006 was $1.8 million compared to $1.7 million for the same period in 2005, an increase of $0.1 million or 7.7%. The increase in amortization expense resulted from the amortization of contract intangible assets acquired in the second quarter of 2005 when the IMS Division acquired a long-term contract at a new customer location.

Interest Expense. Interest expense for the first quarter of 2006 was $8.1 million compared to $5.0 million for the first quarter of 2005, an increase of $3.0 million or 60.3%. This increase is attributed to increased debt associated with a fourth quarter 2005 refinancing that added an additional $65.0 million of outstanding first lien term debt. The additional $65.0 million in outstanding debt increased our interest expense by $1.2 million in the first quarter of 2006 compared to the first quarter of 2005, while general increases in interest rates and the margins on variable rate debt increased our interest expense by $1.7 million.

Income Tax Benefit. The income tax benefit for the first quarter of 2006 was $1.0 million or 53.1% of our pre-tax loss, compared to a $0.5 million provision or 23.9% of our pre-tax income for the same period in 2005, a change of $1.4 million. The increase in the effective rate was driven by the amount of permanent differences relative to the estimated annual pre-tax income (loss).

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

As a result of the IMS Transaction and the resulting change in ownership, under GAAP we are required to present separately in our audited 2004 financial statements our operating results for the predecessor period of January 1, 2004 to October 26, 2004 and the successor period of October 27, 2004 to December 31, 2004. Due to the different accounting periods created in 2004, we believe that presenting our 2004 results on an arithmetically combined basis provides a more useful presentation. Where we refer to financial measures given on a “non-GAAP combined” basis, we refer to the arithmetic sum of our predecessor period and successor period in 2004, without giving effect to purchase accounting for the full year, cost savings, interest expense or other pro forma adjustments resulting from the IMS Transaction and the Tube City Acquisition. When we discuss changes in our results of operations between 2004 and 2005 by segment, we make comparisons between the 2005 results of our Tube City Division segment (whose operations are included in the successor period commencing on December 22, 2004) and the Scrap Division segment of Tube City Holdings, LLC for the period from January 1, 2004 to December 21, 2004. That analysis therefore compares results of different companies over different periods using different bases of accounting and may not be indicative of future results of the segment. See “—Matters Impacting Comparability of Results.” We believe that such comparisons are useful in evaluating our financial performance.

The following table sets forth each of the line items in our statement of operations for each of the periods indicated and the changes between the periods in terms of dollar amounts. The table also provides a reconciliation of total revenue to net revenue for each of the periods presented.

	Historical predecessor company January 1 - October 26, 2004	Historical successor company October 27 - December 31, 2004	Non-GAAP combined year ended December 31, 2004	Historical successor company year ended December 31, 2005	Fiscal year 2005 compared to non-GAAP combined 2004 dollar changes	Historical Tube City Holdings, LLC January 1 - December 21, 2004
	(In thousands of dollars)
Statement of Operations Data:
Revenue:
Revenue from sale of materials	$—	$20,122	$20,122	$832,531	$812,409	$994,703
Service revenue	144,048	34,586	178,634	290,919	112,285	107,645

Total revenue	144,048	54,708	198,756	1,123,450	924,694	1,102,348
Costs and expenses:
Cost of scrap shipments	—	14,092	14,092	794,744	780,652	953,915
Site operating costs	94,339	28,044	122,383	207,297	84,914	72,024
Selling, general and administrative expenses	9,679	3,533	13,212	39,874	26,662	29,422
Compensation provided as a result of business combinations	10,019	—	10,019	—	(10,019)	8,332
Expenses associated with withdrawn public offerings	2,129	—	2,129	5,028	2,899	—
Depreciation	20,763	6,117	26,880	49,623	22,743	11,337
Amortization	596	864	1,460	7,039	5,579	169

Total costs and expenses	137,525	52,650	190,175	1,103,605	913,430	1,075,199

Income from operations	6,523	2,058	8,581	19,845	11,264	27,149
Loss on debt extinguishment	—	(7,010)	(7,010)	(2,812)	4,198	(636)
Interest expense, net	(8,648)	(2,522)	(11,170)	(23,950)	(12,780)	(5,544)
Income (loss) from equity investments	—	10	10	(99)	(109)	666

(Loss) income before income taxes	(2,125)	(7,464)	(9,589)	(7,016)	2,573	21,635
Income tax benefit (expense)	224	2,512	2,736	2,332	(404)	(32)

(Loss) income from continuing operations	$(1,901)	$(4,952)	$(6,853)	$(4,684)	$2,169	$21,603

Non-GAAP Financial Measures:
Net revenue:
Consolidated
Total revenue	$144,048	$54,708	$198,756	$1,123,450	$924,694	$1,102,348
Cost of scrap shipments	—	(14,092)	(14,092)	(794,744)	(780,652)	(953,915)
Income (loss) from equity investments	—	10	10	(99)	(109)	666

Net revenue	$144,048	$40,626	$184,674	$328,607	$143,933	$149,099

	Historical predecessor company January 1 - October 26, 2004	Historical successor company October 27 - December 31, 2004	Non-GAAP combined year ended December 31, 2004	Historical successor company year ended December 31, 2005	Fiscal year 2005 compared to non-GAAP combined 2004 dollar changes
	(In thousands of dollars)
IMS Division
Total revenue	$144,048	$33,757	$177,805	$256,540	$78,735
Cost of scrap shipments	—	—	—	(2,063)	(2,063)
Income (loss) from equity investments	—	—	—	—	—

Net revenue	$144,048	$33,757	$177,805	$254,477	$76,672

Tube City Division
Total revenue	$—	$20,951	$20,951	$866,910	$845,959
Cost of scrap shipments	—	(14,092)	(14,092)	(792,681)	(778,589)
Income (loss) from equity investments	—	10	10	(99)	(109)

Net revenue	$—	$6,869	$6,869	$74,130	$67,261

Total Revenue. Total revenue for 2005 was $1,123.5 million compared to $198.8 million for non-GAAP combined 2004, an increase of $924.7 million. Of this increase, $915.6 million was due to the inclusion of a full year of operations of Tube City during 2005 compared to 10 days of Tube City operations in 2004.

IMS Division total revenue for 2005 was $256.5 million compared to $177.8 million for non-GAAP combined 2004, an increase of $78.7 million. Of this increase, $69.6 million was due to inclusion of a full year of operations of Tube City whose Slag Division became part of our IMS Division following the Tube City Acquisition. Total revenue in 2005 of the sites formerly comprising Tube City’s Slag Division was comparable to total revenue of Tube City’s Slag Division for the period from January 1, 2004 to December 21, 2004. Excluding the impact of the Tube City Acquisition, IMS Division total revenue increased $9.1 million. Factors that affected IMS Division total revenue also affected net revenue and are discussed below.

Tube City Division total revenue for 2005 was $866.9 million compared to $21.0 million for non-GAAP combined 2004, an increase of $845.9 million. The entire amount of the increase was due to the inclusion of a full year of Tube City’s operations in 2005 compared to only 10 days in 2004. For the period January 1, 2004 to December 21, 2004, Tube City’s Scrap Division (which became our Tube City Division following the Tube City Acquisition) had total revenue of $1,033.6 million. Our Tube City Division total revenue for 2005 was $166.7 million lower than the total revenue of Tube City’s Scrap Division for the period from January 1, 2004 to December 21, 2004. In addition to the 10-day shorter period, the following factors contributed to the decrease:

•	Revenue from the sale of materials declined due to lower scrap prices and the planned transition of customers to agency arrangements, in which we record an agency fee rather than revenue for the full sales value of the material. Lower scrap prices and lower sales volume as a result of the transition to agency arrangements were accompanied by corresponding decreases in our cost of scrap shipments. A decline in the market price of scrap had a generally offsetting effect on both line items and a minimal impact on net revenue and income from operations.

•	A contract to provide exclusive outsourced purchasing services to a customer expired in November 2004. In 2005, we still provided outsourced purchasing services to that customer, but were no longer under an exclusive arrangement with that customer, resulting in a decline in total revenue of $47.7 million. The decline in total revenue was largely offset by a corresponding decline in the cost of scrap shipments to that customer.

Net Revenue. Net revenue for 2005 was $328.6 million compared to $184.7 million of non-GAAP combined 2004, an increase of $143.9 million. Of this increase, $135.3 million was due to the inclusion of a full year of Tube City operations during 2005 compared to 10 days of Tube City operations in 2004.

IMS Division net revenue for 2005 was $254.5 million compared to $177.8 million in non-GAAP combined 2004, an increase of $76.7 million. Of this increase $68.1 million was due to the inclusion of a full year of operations of Tube City, whose Slag Division became part of our IMS Division following the Tube City Acquisition. Net revenue in 2005 of the sites formerly comprising Tube City’s Slag Division was comparable to net revenue of Tube City’s Slag Division for the period from January 1, 2004 to December 21, 2004. Excluding the impact of the Tube City Acquisition, IMS Division net revenue increased $8.6 million. The following factors contributed to the increase:

•	Two new slag processing and metal recovery sites contributed an additional $11.0 million in 2005.

•	Two sites that were added in mid-2004 contributed $1.9 million more in 2005 than in non-GAAP combined 2004.

•	The permanent shut down of primary steel making operations in June of 2005 of a customer resulted in a decline in net revenue of $5.7 million in 2005 compared to non-GAAP combined 2004. That decline was partially offset by improved volumes across other customer sites.

•	Our largest customer temporarily idled one of its largest facilities in order to make significant capital upgrades. The idling and the corresponding reduction in volume reduced IMS Division net revenue by $2.7 million.

•	Approximately 69% of the other customer sites in the IMS Division increased net revenue in 2005 compared to non-GAAP combined 2004, helping to partially offset the net revenue reductions associated with customer outages.

Tube City Division net revenue for 2005 was $74.1 million compared to $6.9 million in non-GAAP combined 2004, an increase of $67.3 million. Substantially all of the increase was due to the inclusion of a full year of Tube City’s operations in 2005 compared to only 10 days in 2004. For the period from January 1, 2004 to December 21, 2004, Tube City’s Scrap Division had net revenue of $82.3 million. Our Tube City Division net revenue for 2005 was $8.2 million lower than Tube City’s Scrap Division net revenue for the period from January 1, 2004 to December 21, 2004. The following factors contributed to the decrease:

•	A decline in profit margin to more typical levels at the processing sites where we sell scrap for our own account caused a $6.2 million decline in net revenue.

•	Revenue from one optimization site was $4.8 million lower in 2005 due to a negotiated contract change from a shared savings arrangement that fluctuated with market prices to a long-term fixed fee-per-ton. Although the change resulted in lower revenue in 2005, we expect to generate a less volatile revenue stream in the long-term from the new arrangement. That net revenue reduction was partially offset by $2.9 million in net revenue from new service contracts.

Site Operating Costs. Site operating costs for 2005 were $207.3 million compared to $122.4 million for non-GAAP combined 2004, an increase of $84.9 million. Most of the increase was due to the inclusion of a full year of operations of Tube City during 2005, compared to 10 days of Tube City operations in 2004.

IMS Division site operating costs for 2005 were $179.3 million compared to $116.8 million in non-GAAP combined 2004, an increase of $62.5 million. Of this increase, $47.0 million was due to the inclusion of a full year of operations of Tube City, whose Slag Division became part of our IMS Division following the Tube City Acquisition. Site operating costs in 2005 of the sites formerly comprising Tube City’s Slag Division were approximately $1.0 million greater than site operating costs of Tube City’s Slag Division for the period from January 1, 2004 to December 21, 2004, driven largely by $0.8 million of additional costs incurred during one customer’s transition from an integrated steelmaking facility to a minimill facility. Excluding the impact of the Tube City Acquisition, IMS Division site operating cost increased $15.5 million. The following factors contributed to the increase:

•	The IMS Division won contracts for two new customer sites in 2005, which resulted in additional revenue but also resulted in $10.7 million of additional operating costs.

•	Fuel costs increased by $3.3 million in 2005 due mainly to higher prices for diesel fuel used to operate mobile equipment.

Tube City Division site operating costs for 2005 were $28.0 million compared to $5.5 million in non-GAAP combined 2004, an increase of $22.5 million. Substantially all of the increase was due to the inclusion of a full year of Tube City’s operations in 2005 compared to only 10 days in 2004. For the period from January 1, 2004 to December 21, 2004, Tube City’s Scrap Division had site operating costs of $26.1 million. Our Tube City Division site operating costs for 2005 were $1.9 million higher than the site operating costs of Tube City’s Scrap Division for the period from January 1, 2004 to December 21, 2004 due primarily to the extra 10-day period and an increase in fuel prices.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for 2005 were $39.9 million compared to $13.2 million for non-GAAP combined 2004, an increase of $26.7 million. Most of the increase was due to the inclusion of a full year of operations of Tube City during 2005, compared to 10 days of Tube City operations in 2004, which had the effect of increasing 2005 selling, general and administrative expenses by $27.9 million.

Compensation Provided as a Result of Business Combination. In non-GAAP combined 2004, our predecessor company incurred $10.0 million in compensation costs related to business combinations as the IMS Transaction resulted in the accelerated vesting of rights under the predecessor company’s stock appreciation rights plan. The total amount owed under the plan was paid out immediately following the acquisition of the predecessor company, and the plan was terminated. There was no such cost in 2005.

Expenses Associated with Withdrawn Public Offerings. In 2005, we incurred $5.0 million in expenses associated with a Canadian Income Participating Security offering that was withdrawn. In non-GAAP combined 2004, we incurred $2.1 million in charges related to a similar Canadian public offering that was withdrawn by our predecessor company. When the offerings were withdrawn, these items were charged to operating expense.

Depreciation. Depreciation expense for 2005 was $49.6 million compared to $26.9 million of non-GAAP combined deprecation for 2004, an increase of $22.7 million. A portion of the increase was due to the inclusion of a full year of operations of Tube City during 2005, compared to 10 days of Tube City operations in 2004. The Tube City Acquisition resulted in the recording of $30.7 million in fair value of property, plant and equipment acquired, which had the effect of increasing depreciation expense by approximately $13.0 million. The following factors also contributed to the increased depreciation expense between 2005 and 2004 on a non-GAAP combined basis:

•	The IMS Transaction resulted in an increase in the balance of property, plant and equipment of $25.1 million to state assets at their fair value. In 2005, we incurred a full year of depreciation related to that adjustment to fair value as compared to just over two months in non-GAAP combined 2004, resulting in an increase in depreciation of approximately $8.2 million.

•	Capital expenditures in 2005 also resulted in additional depreciation, but such addition was largely offset by decreases associated with assets reaching the end of their estimated useful lives.

Amortization. Amortization expense for 2005 was $7.0 million compared to $1.5 million in non-GAAP combined 2004, an increase of $5.6 million. The IMS Transaction and the Tube City Acquisition resulted in the recording of finite life intangible assets, which are amortized over periods ranging from nine to 25 years. See “—Matters Impacting Comparability of Results—The IMS Transaction and Tube City Acquisition.” Finite life intangible assets associated with the IMS Transaction and the Tube City Acquisition resulted in amortization expense totaling $6.5 million for 2005.

Additionally, in the second quarter of 2005, we recorded a finite life intangible asset of $5.5 million in connection with our buyout of a competitor’s service contract with a customer. The amount represents the difference between our buyout cost and the fair value of the tangible assets purchased to service the contract. The resulting intangible asset is being amortized over the 10 year life of our contract, and we recorded amortization expense of $0.4 million related thereto in 2005.

Loss on Debt Extinguishment. In October 2005, we amended and restated our then-outstanding credit facility to add $65.0 million of additional first lien term debt and an additional $10.0 million of revolving credit capacity. We charged $2.8 million as a loss on the extinguishment of the previous debt. In December 2004, we refinanced our existing debt with a new $315.0 million term loan facility, incurring $7.0 million debt extinguishment costs in the process.

Interest Expense. Interest expense for 2005 was $24.0 million compared to $11.2 million of non-GAAP combined interest expense for 2004, an increase of $12.8 million. In connection with both the IMS Transaction and the Tube City Acquisition, we increased our outstanding term debt. Immediately prior to the IMS Transaction, we had $71.7 million of outstanding term debt. In connection with the IMS Transaction, we refinanced that term debt with a $155.0 million of new term loans. In connection with the Tube City Acquisition, we amended the term loans to add $160.0 million of term debt. In October, 2005, we again amended our credit facility to add an additional $65.0 million of term debt. As a result of these transactions, our average outstanding term debt in 2005 was $325.9 million compared to $94.6 million in non-GAAP combined 2004. The greater outstanding term debt resulted in an increase in interest expense of approximately $12.5 million in 2005 compared to non-GAAP combined 2004.

Income Tax Benefit. Our income tax benefit for 2005 was $2.3 million, representing an effective rate of 33%, compared to $2.7 million in non-GAAP combined 2004, representing an effective rate of 23%. The change in the effective rate was primarily driven by a permanent difference in 2004 related to a valuation allowance on deferred tax assets in 2004 that was not required in 2005.

Combined Non-GAAP Unaudited Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

As a result of the IMS Transaction and the resulting change in ownership, under GAAP we are required to present separately in our audited 2004 financial statements our operating results for the predecessor period of January 1, 2004 to October 26, 2004 and the successor period of October 27, 2004 to December 31, 2004. Due to the different accounting periods created in 2004, we believe that presenting our 2004 results on an arithmetically combined basis provides a more useful presentation. Where we refer to financial measures given on a “non-GAAP combined” basis, we refer to the arithmetic sum of our predecessor period and successor period in 2004, without giving effect to purchase accounting for the full year, cost savings, interest expense or other pro forma adjustments resulting from the IMS Transaction and the Tube City Acquisition.

The following table sets forth each of the line items in our statement of operations for each of the periods indicated and the changes between the periods in terms of dollar amounts and percentage changes. The table also provides a reconciliation of total revenue to net revenue for each of the periods presented.

	Historical predecessor company year ended December 31, 2003	Historical predecessor company January 1 - October 26, 2004	Historical successor company October 27 - December 31, 2004	Non-GAAP combined year ended December 31, 2004	Non-GAAP combined 2004 compared to fiscal year 2003 dollar changes	Non-GAAP combined 2004 compared to fiscal year 2003 percent changes
		(In thousands of dollars)				(%)
Statement of Operations Data:
Revenue:
Revenue from sale of materials	$—	$—	$20,122	$20,122	$20,122	—
Service revenue	164,687	144,048	34,586	178,634	13,947	8.5%

Total revenue	164,687	144,048	54,708	198,756	34,069	20.7

Costs and expenses:
Cost of scrap shipments	—	—	14,092	14,092	14,092	—
Site operating costs	111,079	94,339	28,044	122,383	11,304	10.2
Selling, general and administrative expenses	13,483	9,679	3,533	13,212	(271)	(2.0)
Compensation provided as a result of business combinations	3,688	10,019	—	10,019	6,331	171.7
Expenses associated with withdrawn public offerings	—	2,129	—	2,129	2,129	—
Depreciation	25,061	20,763	6,117	26,880	1,819	7.3
Amortization	952	596	864	1,460	508	53.4

Total costs and expenses	154,263	137,525	52,650	190,175	35,912	23.3

Income from operations	10,424	6,523	2,058	8,581	(1,843)	(17.7)
Loss on debt extinguishment	(1,448)	—	(7,010)	(7,010)	(5,562)	384.1
Interest expense, net	(9,158)	(8,648)	(2,522)	(11,170)	(2,012)	22.0
Income from equity investments	—		10	10	10	—
Other income	3,144	—	—	—	(3,144)	(100.0)

Income (loss) before income taxes	2,962	(2,125)	(7,464)	(9,589)	(12,551)	(423.7)
Income tax (expense) benefit	(990)	224	2,512	2,736	3,726	(376.4)

Net income (loss)	$1,972	$(1,901)	$(4,952)	$(6,853)	$(8,825)	(447.5)

Non-GAAP Financial Measures:
Net revenue:
Consolidated
Total revenue	$164,687	$144,048	$54,708	$198,756	$34,069	20.7%
Cost of scrap shipments	—	—	(14,092)	(14,092)	(14,092)	—
Income from equity investments	—	—	10	10	10	—

Net revenue	$164,687	$144,048	$40,626	$184,674	$19,987	12.1

	Historical predecessor company year ended December 31, 2003	Historical predecessor company January 1 - October 26, 2004	Historical successor company October 27 - December 31, 2004	Non-GAAP combined year ended December 31, 2004	Non-GAAP combined 2004 compared to fiscal year 2003 dollar changes	Non-GAAP combined 2004 compared to fiscal year 2003 percent changes
		(In thousands of dollars)				(%)
IMS Division
Total revenue	$164,687	$144,048	$33,757	$177,805	$13,118	8.0%
Cost of scrap shipments	—	—	—	—	—	—
Income (loss) from equity investments	—	—	—	—	—	—

Net revenue	$164,687	$144,048	$33,757	$177,805	$13,118	8.0

Tube City Division
Total revenue	$—	$—	$20,951	$20,951	$20,951
Cost of scrap shipments	—	—	(14,092)	(14,092)	(14,092)
Income (loss) from equity investments	—	—	10	10	10

Net revenue	$—	$—	$6,869	$6,869	$6,869

Total Revenue. Total revenue for non-GAAP combined 2004 was $198.8 million compared to $164.7 million in 2003, representing an increase of $34.1 million or 20.7%. Of that increase, $22.6 million, including $20.1 million of revenue from sale of materials, related to revenue generated by Tube City after its acquisition on December 21, 2004. Excluding the effect of the Tube City acquisition, total revenue increased $11.5 million or 7.0%. The following factors contributed to the increase:

•	Increased raw steel production volume at our customer sites that resulted in increased revenue for slag processing of approximately $2.7 million, higher recovered metal and co-product sales of approximately $3.4 million and increases in other services such as slab hauling of approximately $4.0 million.

•	In 2004, we began providing services related to two new contracts resulting in $3.0 million of additional revenue.

Cost of Scrap Shipments. The cost of scrap shipments of $14.1 million in the non-GAAP combined 2004 results relates entirely to the operations of Tube City after its acquisition.

Site Operating Costs. Site operating costs for non-GAAP combined 2004 were $122.4 million compared to $111.1 million for 2003, representing an increase of $11.3 million or 10.2%. Of that increase, $6.9 million related to Tube City after its Acquisition on December 21, 2004. Excluding the effect of the Tube City Acquisition, site operating costs increased $4.5 million or 4.0%. The following factors contributed to the increase:

•	Increased raw steel production, which resulted in an increase in revenue, also resulted in an increase in our site operating costs, including a $1.0 million increase in wages and benefits and a $0.5 million increase in repair and maintenance expense.

•	Fuel costs increased $1.7 million due mainly to higher prices for diesel fuel.

•	Royalty costs increased $0.5 million as a result of greater co-product sales.

Selling, General and Administration Expenses. Selling, general and administrative expenses for non-GAAP combined 2004 were $13.2 million compared to $13.5 million for 2003, representing a decrease of $0.3 million or 2.0%.

Compensation Provided as a Result of Business Combinations. In non-GAAP combined 2004, our predecessor company incurred $10.0 million in compensation costs related to business combinations as the IMS Transaction resulted in accelerated vesting of rights under the predecessor company’s stock appreciation rights plan. The total amount owed under the plan was paid out immediately following the IMS Transaction, and the plan was terminated.

During 2003, our predecessor company offered to repurchase certain vested stock appreciation rights then outstanding. Accordingly, all of the outstanding rights were re-valued, and the predecessor company recorded $3.7 million in compensation expense.

Depreciation and Amortization. Depreciation expense in non-GAAP combined 2004 was $26.9 million compared to $25.1 million in 2003, representing an increase of $1.8 million or 7.3%. The increase resulted from a $25.1 million increase in the carrying value of our property, plant and equipment in conjunction with the IMS Transaction to reflect the fair market value of those assets and from additional capital employed at new and existing sites. Amortization expense in non-GAAP combined 2004 was $1.5 million compared to $1.0 million in 2003, representing an increase of $0.5 million or 53.4%. The increase in amortization expense was primarily due to additional amortizable intangible assets of $114.1 million recorded in connection with the IMS Transaction and the Tube City Acquisition.

Interest Expense. Interest expense was $11.2 million in non-GAAP combined 2004 compared to $9.2 million for 2003, an increase of $2.0 million or 22.0%. This increase is attributed to increased debt associated with the IMS Transaction and the Tube City Acquisition. Total indebtedness increased from $93.7 million at December 31, 2003 to $326.8 million at December 31, 2004.

Income Tax Benefit. The effective tax rate of 28.5% in non-GAAP combined 2004 resulted in an income tax benefit of $2.7 million compared to income tax expense of $1.0 million at an effective rate of 33.4% in 2003. The effective rates are less than the statutory rate of 35% due principally to the tax effects of permanent differences in the amount of $0.9 million in the non-GAAP combined 2004 and the effect of state taxes ($0.5 million expense), accretion of preferred stock ($0.3 million expense) and a decrease in the valuation allowance for deferred taxes of $0.8 million for 2003. See Note 6 to our audited consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

Our working capital needs are largely created by changes in accounts receivable and accounts payable associated with our outsourced purchasing activities. Fluctuations in accounts receivable and accounts payable can have a significant short-term impact based on the timing of receipts from our customers and payments to our vendors, but such fluctuations tend to be less volatile over the longer term. Our inventory consists of a small volume of scrap we sell for our own account, spare parts for equipment repairs and raw material shipments in transit. Inventory fluctuations are generally not significant in comparison to the fluctuations in accounts receivable and accounts payable. We had cash and cash equivalent balances of $8.3 million and $16.6 million on March 31, 2006 and December 31, 2005, respectively. After reductions for revolving loans and letters of credit outstanding, we had availability under our revolving credit facility of $52.5 million and $52.1 million on March 31, 2006 and December 31, 2005, respectively. We believe that cash flow from operations, together with our revolving credit facility, will be sufficient to fund our 2006 operating, capital and debt service requirements.

Cash Flow

Cash flow provided by operations for the three months ended March 31, 2006 was $3.0 million compared to net cash used in operations of $5.2 million for the same period in 2005, an increase of $8.2 million. Operating results for the first quarter of 2006 were slightly lower than the first quarter of 2005, but cash used by working capital in the first quarter of 2006 was $6.5 million compared to $20.0 million for the same quarter in 2005. The primary reason for the difference in the two periods was the extension of additional trade credit to existing customers in the first quarter of 2005 to stimulate additional business opportunities.

Net cash used in investing activities in the first quarter of 2006 was $9.5 million, consisting primarily of $7.6 million in capital expenditures and $1.7 million in cash used to acquire new businesses. Net cash used in investing activities in the first quarter of 2005 was $11.7 million, consisting almost entirely of capital expenditures.

Net cash used in financing activities in the first quarter of 2006 was $1.8 million and included scheduled principal payments of $0.8 million on our first lien term loan and $1.0 million related to capital lease and other obligations. Cash provided by financing activities in the first quarter of 2005 was $6.0 million and included net borrowings under our revolving credit facility of $7.0 million and $1.0 million in proceeds from issuing shares to some of our management employees, partially offset by $2.1 million in payments of term debt and capital lease obligations.

We generated $44.0 million in cash from operations during 2005 and $16.1 million in cash from operations during the period from October 27, 2004 to December 31, 2004. Our predecessor company generated $27.8 million in cash from operations during the period from January 1, 2004 to October 26, 2004. In 2005, operating cash outflows included $23.2 million of interest and $3.1 million of income taxes. Working capital also utilized $4.9 million of cash in 2005.

Net cash used in investing activities in 2005 was $53.2 million and included $47.1 million in capital additions and $5.6 million to acquire a long-term service contract at a customer location. Net cash used in investing activities during the period from October 27, 2004 to December 31, 2004 was $231.8 million and included $3.9 million of capital additions and $228.3 million used in connection with the IMS Transaction on October 26, 2004 and the Tube City Acquisition on December 21, 2004. Net cash used in investing activities for the period from January 1, 2004 to October 26, 2004 was $15.2 million and included $15.9 million in capital expenditures. The capital additions were greater in 2005 than in the 2004 periods due largely to the capital spending of Tube City in 2005, but also included $14.0 million in capital spending in connection with new contracts.

The net cash provided by financing activities in 2005 was $11.5 million and included $62.6 million of net proceeds from the October refinancing offset by a $45.7 million distribution to stockholders. Our 2005 financing activities also included $6.5 million of debt repayment and $1.0 million in proceeds from the sale of shares to some of our management employees. The net cash provided by financing activities in the period from October 27, 2004 to December 31, 2004 was $229.8 million and included all of the cash provided by financing activities associated with the IMS Transaction on October 26, 2004 and the Tube City Acquisition on December 21, 2004.

Indebtedness

At March 31, 2006, our total debt consisted of the following (in thousands):

	Current	Non-Current	Total
Revolving credit facility	$—	$—	$—
First lien term debt	3,280	323,092	326,372
Second lien term debt	—	50,000	50,000
Capital leases and other	3,545	5,880	9,425

	$6,825	$378,972	$385,797

On October 25, 2005, we amended and restated our credit facility (the “Second Amended and Restated Credit Agreement”) resulting in $65.0 million of additional first lien term debt and an increase in our revolving credit capacity by $10.0 million to $65.0 million. The proceeds of the transactions, which totaled $62.6 million after certain fees were deducted, were used to pay off $4.0 million of revolving loans then outstanding and pay a distribution to stockholders of $45.7 million. The remaining proceeds were held to pay fees associated with withdrawn public offerings and for general corporate purposes.

The Second Amended and Restated Credit Agreement provides a variety of affirmative and negative covenants including covenants related to financial performance. As of March 31, 2006 and December 31, 2005, we were in compliance with all the covenants under our Second Amended and Restated Credit Agreement.

The Second Amended and Restated Credit Agreement provides for a revolving credit facility and first and second lien term loans. A description of each of these components follows.

Revolving Credit Facility. The revolving credit facility provides for revolving loans up to $65 million to be made with variable interest rates based on a margin of 1.75% over prime rate for base rate loans and 2.75% over LIBOR for Eurodollar loans, at our option. The revolving credit facility also provides us with the ability to issue letters of credit up to $40 million with outstanding letters of credit reducing amounts otherwise available under the revolving credit facility. At March 31, 2006, we had $12.5 million of outstanding letters of credit. The revolving credit facility expires on October 26, 2009.

First Lien Term Loan. The first lien term loan has an outstanding balance of $326.4 million as of March 31, 2006 at variable interest rates based on a margin added to base rate loans and Eurodollar loans. The margin varies between 1.25% to 1.75% over prime rate for base rate loans and 2.25% and 2.75% over LIBOR for Eurodollar loans depending on our financial performance. The first lien term loan provides for 21 consecutive quarterly principal payments, which began on December 31, 2005. The first 17 principal payments are each in an amount equal to 0.25% of the original loan amount, the eighteenth principal payment is in an amount equal to 23.75% of the original loan amounts and the final three principal payments are each in an amount equal to 24.00% of the original loan amount. Beginning in the first quarter of 2007, the first lien term loan also carries mandatory prepayment provisions that vary in amount depending on our financial performance. The first lien term loan matures on December 31, 2010.

Second Lien Term Loan. The second lien term loan provides $50.0 million of funding at variable interest rates based on a margin added to base rate loans and Eurodollar loans. The margin varies from 4.5% to 5.00% over prime rate for base rate loans and 5.5% to 6.00% over LIBOR for Eurodollar loans depending on our financial performance. The Second Lien Term Loan matures on October 26, 2011 and provides for a single principal repayment of the entire amount on that date.

Covenant Compliance. LTM covenant EBITDA is used to determine our compliance with financial covenants included in our credit agreement. LTM covenant EBITDA is EBITDA for the trailing twelve month period further adjusted to eliminate management fees, transactional fees and expenses, non-cash option expense, other non-cash charges, write-off of debt issuance costs and extraordinary losses, each of which is more particularly defined in our credit agreement.

Our Second Amended and Restated Credit Agreement contains customary affirmative and negative covenants and requirements affecting us and our subsidiaries. Our Second Amended and Restated Credit Agreement also requires that we and our subsidiaries meet the following financial covenants:

•	a limitation on capital expenditures of $30.0 million per year; provided, that up to 50% of such amount, if not so expended in any fiscal year, may be carried over for expenditure in the next fiscal year. Additional amounts of capital expenditures may be available, not to exceed $80.0 million during the term of our Second Amended and Restated Credit Agreement, for, among other things, new customer contracts, the extension or renewal of an existing customer contract and any other amendment or modification to an existing customer contract, including the addition of new services or improvements at existing sites;

•	the maintenance of a maximum consolidated leverage ratio (total debt to LTM covenant EBITDA) as of the last day of any period of four consecutive fiscal quarters ended (a) on or prior to September 30, 2006 of 5.00 to 1.00, (b) from December 31, 2006 to September 30, 2007 of 4.75 to 1.00, (c) from December 31, 2007 to September 30, 2008 of 4.50 to 1.00, (d) from December 31, 2008 to September 30, 2009 of 4.00 to 1.00, (e) from December 31, 2009 to September 30, 2010 of 3.50 to 1.00 and (f) on or after December 31, 2010 of 3.25 to 1.00;

•

the maintenance of a maximum consolidated first lien leverage ratio (first lien debt to LTM covenant EBITDA) as of the last day of any period of four consecutive fiscal quarters ended (a) on or prior to September 30, 2006 of 4.50 to 1.00, (b) from December 31, 2006 to September 30, 2007 of 4.00 to 1.00,

(c) from December 31, 2007 to September 30, 2008 of 3.75 to 1.00, (d) from December 31, 2008 to September 30, 2009 of 3.50 to 1.00, (e) from December 31, 2009 to September 30, 2010 of 3.00 to 1.00 and (f) on or after December 31, 2010 of 2.75 to 1.00; and

•	the maintenance of a minimum consolidated interest coverage ratio (LTM covenant EBITDA to twelve month interest expense) for any period of four consecutive fiscal quarters ended (a) from December 31, 2005 to December 31, 2007 of 2.75 to 1.00 and (b) on or after March 31, 2008 of 3.00 to 1.00.

Our failure to maintain these ratios in compliance with our debt covenants would result in an event of default under our credit agreement, in which case we would be unable to borrow under our revolving credit facility and all outstanding amounts under our credit facility could be declared due and payable by the lenders. As of December 31, 2005 and March 31, 2006, we were in compliance with our financial covenant ratios under our credit facility.

We expect to use substantially all of the proceeds from this offering to repay existing indebtedness under our credit facility. See “Use of Proceeds.”

Capital Leases and Other. From time to time we enter into lease arrangements with unrelated parties to finance the acquisition of equipment used on our job sites.

Capital Expenditures

If current industry conditions continue, we expect our capital expenditures to maintain our current level of operations budget for 2006 to be approximately $28.0 million, including $7.1 million in buyouts of capital equipment leases. We have made, and we expect we will be required to make, significant capital expenditures each year to keep our equipment operational to meet the demands of our customers and to begin operating at new sites following contract wins. Depending on the scope of services provided, we will incur capital expenditures in connection with newly added sites and services. For the three months ended March 31, 2006, we invested $2.1 million in the expansion of our operations at new sites or the performance of additional services and we expect to spend an additional $10.0 million in 2006. We will continue to review possible opportunities for the expansion to new customer sites that will generate additional revenue, but may also require additional capital spending. While we have no agreements to acquire additional businesses or equipment other than those described in this prospectus, suitable opportunities may arise in the future. We cannot predict the timing or success of any acquisition effort, the size of the associated potential capital commitments or if funding will be available to us on satisfactory terms. Our credit facility generally limits our maintenance capital expenditures to $30.0 million annually as described above. Capital to service new customer sites or provide additional services at existing customer sites is limited to $80.0 million over the term of the loan agreement.

Inflation and Changing Prices

Other than the impact of rising fuel costs, we believe that inflation did not have a significant impact on our consolidated results of operations during the periods discussed above because inflation rates generally have remained at relatively low levels during the periods presented. Contracts for scrap management and co-product processing generally include escalators linked to price indices, thereby allowing us to reduce our exposure to inflation.

Seasonality

Our consolidated results are not significantly impacted by seasonality. From time to time we have experienced a slight decrease in revenue during the winter months at certain customers’ sites.

Pension and Post-employment Benefit Obligations

Our pension and post-employment benefit plans are in compliance with applicable U.S. and Canadian regulatory and funding requirements and filings. However, some of our pension plans were underfunded when their assets and liabilities were last computed on October 31, 2005. We will have to make cash payments of approximately $0.3 million to the underfunded pension plans in 2006, which consists primarily of minimum contributions required by ERISA regulations and Canadian governmental authorities. Funding requirements in future years may be higher or lower depending on the investment experience of the plans’ assets and changes in the law in either the United States or Canada and by changes in the statutory interest rates used by “tax-qualified” pension plans in the United States to calculate funding liability.

We estimate that benefit payments for the defined benefit plans over the next five years and in aggregate for the five years thereafter will be as follows (in thousands):

Year(s) of Payment	Amounts
2006	$ 1,200
2007	1,200
2008	1,000
2009	1,500
2010	1,100
2011-2015	8,200

Costs for our defined contribution plans amounted to approximately $1.1 million for 2005, of which $0.8 million was included in site operating costs and $0.3 million was included in selling general and administrative expenses.

Our share of related estimated plan benefits and assets for the defined benefit multi-employer pension plans in which certain of our employees participate is not available. Our costs for such defined benefit multi-employer pension plans amounted to $4.4 million for 2005.

We also participate in several defined contribution multi-employer plans that provide health care and other welfare benefits to certain unionized employees during their working lives and after retirement. Annual costs for these plans amounted to approximately $6.0 million in 2005.

We have defined benefit post-employment plans that provide varying amounts of medical and death benefits that are not funded and that we pay as required for individual participants. The accrued post-employment benefit obligation at December 31, 2005 and December 31, 2004 was $6.4 million and $6.6 million, respectively, of which $3.4 million at December 31, 2005 and $3.8 million at December 31, 2004 represented obligations related to employees of affiliates of our predecessor company that we have assumed. The discount rate used to actuarially compute this liability was 5.75% for both 2005 and 2004.

Future cost increases in health care benefits are assumed to be 11.0% in 2005, decreasing by 1.0% per year to 5.0% by 2012 and remaining at that level thereafter. Increasing these rates by 1.0% each year would increase the accumulated post-employment benefit obligation as of December 31, 2005 by $0.3 million and would not have had a significant impact on the post-employment benefit cost for 2005.

Commitments and Contractual Obligations

A summary of all of our contractual obligations as of December 31, 2005, classified by type and commitment expirations, is presented in the following table:

	Total as of December 31, 2005	Payments Due by Period
		2006	2007	2008	2009	2010	Thereafter
	(In thousands of dollars)
Contractual Obligations:
Long-term debt obligations	$377,192	$3,280	$3,280	$3,280	$3,280	$314,072	$50,000
Capital lease and other debt obligations	8,922	4,237	3,267	1,127	291	—	—
Operating lease obligations	12,961	6,036	2,268	1,816	1,446	1,237	158
Purchase obligations	5,208	5,208	—	—	—	—	—
Other long-term obligations	8,289	1,458	1,873	1,770	802	369	2,017

	$412,572	$20,219	$10,688	$7,993	$5,819	$315,678	$52,175

Off-Balance Sheet Financing

Our off-balance sheet financing arrangements consist of operating leases with scheduled payments of $13.0 million as of December 31, 2005. See “—Commitments and Contractual Obligations.”

Recently Issued Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS No. 151 requires that these costs be treated as current period costs regardless of whether they meet the criteria of “so abnormal.” In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provision of this statement shall be effective for inventory costs incurred during fiscal years beginning after December 31, 2004. We adopted this statement on January 1, 2005. It did not have a material impact on our results of operations, financial position or cash flow.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. This interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation was effective for our calendar year ended December 31, 2005 and did not have a material impact on our results of operations, financial position or cash flow.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments— an amendment of FASB Statements No. 133 and 140. This statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, and is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect any financial statement implications related to the adoption of this statement.

Quantitative and Qualitative Disclosures About Market Risk

Certain statements we make under this “Quantitative and Qualitative Disclosures About Market Risk” constitute “forward-looking statements.” See “Special Note Regarding Forward-Looking Statements.”

We are exposed to the impact of interest rate and commodity price changes and, to a lesser extent, foreign currency fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure changes in interest rates on our variable rate debt using financial instruments we deem appropriate.

Interest Rate Risk

Our term debt carries variable interest rates based on a prime or Eurodollar (LIBOR) option at our election plus an interest rate spread that varies based on financial performance. In order to mitigate that risk, we have entered into agreements to swap a variable rate for a fixed rate for a portion of our outstanding term debt. At March 31, 2006, we had $376.4 million in outstanding variable rate term debt. If interest rates increase, our debt service obligations on the variable rate term debt would increase even though the amount borrowed remained the same. Assuming the amount of variable rate term debt remains the same after the offering, an increase of 1% in interest rates payable on our variable rate term debt would increase our fiscal 2006 estimated debt service requirements by approximately $3.8 million. We have entered into a hedge agreement to swap a notional amount of $319.9 million of variable rate term debt into debt that fixes the LIBOR portion of the rate at approximately 4.9%. The notional amount of the swap agreements decreases over time as we expect to make scheduled amortization payments and optional prepayments on the outstanding term debt.

Foreign Currency Risk

Movements in foreign currency exchange rates may affect the translated value of our earning and cash flow associated with our foreign operations as well as the translation of net asset or liability positions that are denominated in foreign currencies. In countries outside the United States, we generate revenue and incur operating expenses denominated in local currencies. In 2005, operating income in these countries would have decreased or increased by $0.1 million if all foreign currencies uniformly weakened or strengthened 10% relative to the U.S. dollar. As part of our growth strategies discussed above and elsewhere in this prospectus, we are seeking to increase our operations overseas with the possibility that such operations will increase our foreign currency risk. We also plan to employ strategies, when appropriate, to mitigate foreign currency risk, and such strategies may include the use of derivative financial instruments.

Commodity Risk

Our operations, which include buying, selling and preparing scrap and other raw materials for our customers, have limited scrap price risk. In general, we carry little inventory relative to our sales volume. We typically purchase scrap only after receiving a firm purchase order from our customers and thereby limit the risk of changes in scrap and other raw material prices. However, we do maintain some inventory at warehouse locations and two retail operations, and we do, at times, purchase quantities of raw material and scrap in excess of immediate sales commitments or have sales commitments without a corresponding right to purchase all of the material required to fulfill the commitment. As a result, we have some exposure to changes in raw material prices, but we believe that this exposure is generally not material to us.

We also purchase commodities for use in our operations, most notably diesel fuel. We consume approximately 10 million gallons of diesel fuel annually. We estimate that a 10% change in the price of fuel would affect income from operations by approximately $1.9 million per year; however, substantially all of our contracts contain periodic pricing escalators based on price indices that would generally offset some portion of fuel price changes.

INDUSTRY OVERVIEW

Outsourced steel services providers do not produce steel, but rather are integral in virtually every other stage of the steel making process. Outsourced steel services providers offer operational and technical specialization, labor related efficiencies, superior asset utilization and economies of scale to enable steel producers to rationalize costs and improve operating efficiencies. Tangible benefits for steel makers include: (i) lower overall costs; (ii) increased productivity from focus on core competencies; (iii) increased flexibility and scalability; and (iv) reduced capital expenditures. We estimate that the global market for outsourced steel services was approximately $3.6 billion in 2005.

Outsourced steel services providers generally operate on-site at customers’ mills under long-term contracts, usually ranging from five to 10 years in length. Although contracts vary based on site-specific factors, revenues are typically based on a fee-per-ton model and generally include periodic pricing escalators based on price indices to offset changes in our operating costs. Unlike the volume and margins of steel producers and other service providers, the volume and margins of outsourced steel services providers are generally not impacted by the volatility of steel prices. Given the physical and operational integration with clients, outsourced steel services providers generally enjoy high contract renewal rates.

Outsourced steel services providers typically embed their operations within customers’ sites by bringing in the mobile equipment and infrastructure needed to provide their services. Larger providers are often able to deploy these on-site assets more efficiently by moving equipment that may be idle or underutilized at existing sites, maintaining lower inventories of spare parts and utilizing operational experience to work quickly and efficiently to take over newly outsourced operations. While employees are recruited locally, sites are generally supervised by a team of experienced service-specific specialists. Outsourced steel services providers are thus able to leverage their operational expertise to meet or exceed steel producers’ overall safety, quality and environmental standards while creating material cost savings.

Market Size

Based on current levels of outsourcing by steel mills, the North American and global outsourced steel services industries generate annual net revenue, measured on an equivalent basis to our own net revenue operating metric, of approximately $1.1 billion and $3.6 billion, respectively. Since 1999, global steel production has grown at a CAGR of 6.2% and is anticipated to grow at a CAGR of 6.0% over the next 10 years. As steel mills continue to improve their overall cost structures and operational flexibility, we believe they will continue to increase the number of services they outsource. We believe the North American and global markets will grow to $1.4 billion and $7.4 billion in annual net revenue, respectively, over the next 10 years in direct correlation to steel production growth and increased outsourcing.

Source: International Iron and Steel Institute.

The following table presents certain data upon which the above graph was based, as well as certain 2006 estimates.

Global Steel Production, 2001 - 2006E

(Millions of Tonnes)	2001	2002	2003	2004	2005	2006E(1)	‘01-06E CAGR
North America(2)	106.2	109.0	108.7	116.1	110.5	116.5	1.9%
Europe	198.0	200.9	209.3	221.9	215.4	231.4	3.2%
Latin America(3)	50.7	54.9	58.2	62.6	61.6	58.6	2.9%
China	142.5	179.6	219.4	273.9	348.8	389.2	22.2%
Other(4)	340.6	349.7	367.2	380.5	388.2	394.0	3.0%

Total	838.0	894.1	962.8	1,055.0	1,124.5	1,189.7	7.3%

Source: International Iron and Steel Institute.

(1)	Estimated by annualizing year-to-date 2006 figures.
(2)	Includes Canada, the United States, Cuba, Guatemala, Trinidad and Tobago. Excludes Mexico.
(3)	Includes Mexico.
(4)	Includes Africa, Asia (excluding China), Australia, Middle East and New Zealand.

Regional Overview

North America. We believe the $1.1 billion (based on net revenue) North American outsourced steel services industry is expected to grow to $1.4 billion over the next 10 years. The North American steel production market has significantly consolidated in recent years. Industry consolidators, such as Mittal Steel Company N.V., Nucor Corporation, United States Steel Corporation and Gerdau SA have employed outsourced steel services providers to drive operational efficiencies and improve cost structures. We and MultiServ, a division of Harsco Corporation, which is primarily a post-production services provider, are the world’s two largest outsourced services providers. There are also certain other privately owned providers, such as Stein Steel Mill Services, Inc. and Edward C. Levy Co., that focus primarily on post-production services.

Europe. We believe the $1.5 billion (based on net revenue) European outsourced steel services industry is expected to grow significantly over the next 10 years. Most of the growth in European steel production has been in Central and Eastern Europe, driven in part by the consolidation of the world’s largest steel producers in those regions, including certain of our customers, such as Mittal and United States Steel. We believe that as global steel producers expand into Central and Eastern Europe, the region’s use of outsourced steel services will grow. We believe the largest provider of outsourced steel services in Europe is the MultiServ division of Harsco Corporation, which recently acquired another top regional provider. There are several smaller providers, such as privately owned Gagneraud Industries SAS in Europe, which provide pre- and post-production services to a limited number of mills. While producers are currently outsourcing most post-production services, pre-production outsourced servicing in Europe is relatively less mature, providing an opportunity for industry expansion.

Latin America. The Latin American steel production market has significantly consolidated in recent years, led by certain of our customers, such as Gerdau and Arcelor, which have significant levels of outsourced steel services in their North American and European operations. We believe, based on steel producers’ recognition of the value of outsourced steel services, that the Latin American outsourced steel services market will continue to grow from its current level of $640.0 million (based on net revenue).

China. While China is the largest and fastest growing steel producer in the world, its mills have only begun recently to recognize the efficiencies created by outsourcing services. We believe that the growth of the addressable Chinese outsourced steel services market, currently estimated to be only $50.0 million (based on net revenue), will materially outpace production growth as steel producers continue to shift their focus towards improving efficiency and profitability.

Rest of the World. While we believe the majority of the rest of the world’s steel services are predominantly performed in-house, as industry consolidation persists and global steel producers continue to recognize benefits of outsourcing pre- and post-production services, there is potential for significant growth.

Steel Production Industry Trends

Favorable U.S. Supply/Demand Dynamics. The supply and demand dynamics of the U.S. steel industry are expected to result in steady production among U.S. steel makers for the foreseeable future. North America has been a net importer of steel for five decades. On average, for the period 1995 to 2005, demand exceeded supply in the United States by 25 million tonnes per year, creating steady, structural demand for U.S. production.

Initiatives to Improve Cost Structure. Volatility of raw material prices, the presence of competing materials and a demanding customer base have forced steel producers to continually improve their cost structures. By outsourcing services to lower cost service providers, steel producers can significantly reduce costs, reduce capital expenditures and improve competitive positioning.

More Favorable Labor Relations and Management Flexibility. The North American steel industry restructuring of 2001–2004 has resulted in important changes in steel mill labor relations and workforce flexibility. Historically, labor agreements in the steel industry generally required fixed staffing levels for a variety of on-site services, preventing steel producers from outsourcing certain services. Recent labor agreements, structured to make the North American steel industry more competitive on a global basis, have increased management flexibility. This new management adaptability is expected to result in an increase in the number of services that steel producers seek to outsource in order to decrease the variable portion of their cost structures.

Continued Growth of Mini Mills. Over the past 40 years, the steel industry has experienced a dramatic shift in the manner in which steel is produced, which in turn has benefited the outsourced steel services industry. Driven by lower initial capital requirements, lower fixed costs and more flexible labor rules than those of integrated steel mills, the percentage of total North American steel production represented by mini mills has increased from 38% in 1980 to 61% in 2005, according to the International Iron and Steel Institute. Since mini mills produce steel using scrap as their primary input, the rise of the mini mill has resulted in increased demand for certain outsourced steel services, including raw materials procurement, raw materials optimization and scrap management services. Further, integrated steel producers have substantially increased the proportion of lower grades of scrap that they use to make steel in an attempt to reduce their cost structures, further increasing the demand for scrap management and raw materials optimization services. The shift toward mini mill production is expected to continue in the future.

Globalization of Steel Makers. As North American and European steel producers look internationally for growth opportunities, providers of outsourced steel services are expected to benefit as their customers acquire capacity abroad and implement an outsourcing business model similar to that employed domestically. In addition, as foreign steel producers enter the North American market and become acquainted with steel services outsourcing, they can be expected to increase outsourcing at the mills they own both in North America and globally. International expansion and globalization of steel producers, particularly in developing countries, will create a greater market for outsourced steel services as efficiencies and cost savings currently experienced in North America become more globally prevalent.

BUSINESS

Business Overview

We are the largest provider of outsourced services to steel mills in North America and one of the largest globally. With over 80 years of experience, we offer our operational expertise and specialized services at 66 sites in North America and Europe and have recently established a presence in China. We also have created a number of international initiatives to expand our global footprint to Latin America and additional countries throughout Europe and Asia. We do not produce steel, but rather we are integral in virtually every other stage of the steel making process, from initial raw materials procurement through finished goods handling. Our services enable our customers to generate cost savings through operational efficiencies while focusing on their core steel production processes. Our total revenue and net revenue in 2005 were $1,123.5 million and $328.6 million, respectively. For a reconciliation of total revenue to net revenue, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We believe we offer the industry’s most comprehensive array of services through two segments: our Tube City Division (pre-production services) and our IMS Division (primarily post-production services). Total revenue, net revenue and EBITDA for our Tube City Division in 2005 were $866.9 million, $74.1 million and $33.7 million, respectively. Total revenue, net revenue and EBITDA for our IMS Division in 2005 were $256.6 million, $254.5 million and $62.0 million, respectively. Expenses incurred by our administrative segment were $22.2 million in 2005. For a reconciliation of total revenue to net revenue by segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Competitive Strengths

•	Leading North American Market Position With Growing Global Presence. We are the largest provider of outsourced services to steel mills in North America, with the #1 or #2 market position in each of our services, and one of the largest globally. Our market position provides us with credibility and name recognition throughout the steel industry. We have increased our international customer base, having recently established operations in France and a presence in China, which complement our existing foreign operations in Serbia and Slovakia. As a result, we believe we are well positioned to capitalize on global steel production growth and increased outsourcing throughout the industry.

•	Broadest Portfolio of Services Globally. We are the only outsourced steel services company that offers a comprehensive suite of pre- and post-production services to steel producers globally. Our Tube City Division and IMS Division combine operational and technological expertise to enable our customers to efficiently and cost-effectively outsource virtually all pre- and post-production services required in the steel making process through a single point of contact. The combination has also provided us the scale and resources to operate on a global basis, thus giving us an advantage over a majority of our competitors. The services we provide enable our clients to focus on their core steel making processes.

•	Exclusive, Long-Term Contracts Generating Recurring Revenue. Our services are typically provided under long-term contracts that normally range from five to 10 years in length. In 2005, approximately 99% of our service revenue was generated from long-term contracts, with the majority of these contracts expiring in 2012 and beyond, as measured by service revenue. Our contract fees are primarily based on steel production volume, are independent of steel pricing and generally include periodic pricing escalators based on price indices to offset changes in our operating costs. As of December 31, 2005, and based on 2005 production volumes and contract terms, we estimate that our existing multi-year contracts will generate future service revenue, or backlog, of $1.9 billion.

•

Longstanding Relationships With Strong History of Contract Renewals and Wins. We have longstanding relationships with our major customers, including with many of the leading global consolidators within the steel industry. On average, we have served our top 10 customers, based on 2005 net revenue, for over 30 years. We are embedded at 63 steel mill sites where we have deployed over 5,500 pieces of equipment. The strength of our relationships with our customers creates significant barriers to entry and has driven our high customer retention rate. Since 2000, we have achieved a contractual renewal rate of 97% on a service revenue basis. In addition, we have a successful track record of winning new business and gaining market share, having won 28 new contracts since 2000, including 12 contracts at sites where we did not previously provide services and 16 contracts at existing sites where we offered additional services. We believe that the 12 mill sites we did not previously serve represent approximately 10% of the steel mills in North America.

•	History of New Service Innovation. We believe that our ability to develop and implement innovative solutions has contributed to our market leading position. For example, we pioneered the North American commercial application of robotic surface conditioning. Prior to the introduction of this technology, manual surface conditioning was a time consuming and costly process. Our technological advancements in robotic surface conditioning increased the speed, quality and consistency of the surface conditioning process, enabling us to achieve significant market share within this industry niche. We currently have automated surface conditioning installations at five of the seven mills in North America that outsource this process and we provide manual surface conditioning to certain other customers. Additional innovations include our Scrap OptiMiser™ and related software applications, which are real-time raw materials optimization systems that utilize our proprietary database of commodity and freight information to aid each mill in the planning, procurement and utilization of scrap metal and scrap substitutes, based on current pricing and on-site inventory levels. Based on information from our customers, we estimate the system has produced significant cost savings for our customers in the range of $3.00 to $6.00 per ton of liquid steel, depending on market conditions and other mill-specific factors. We have acquired eight new service contracts for our Scrap OptiMiser™ since 2004 and believe that the system’s broad appeal and growing track record will lead to increased product demand among both existing and new customers. Recently, we also acquired the source code for software that will enable us to optimize non-ferrous metals.

•	Experienced and Committed Management Team. Our senior management team has extensive experience, with an average of approximately 24 years of experience with us. In addition, our senior management team has significant equity ownership in us and participates in an equity incentive program.

Business Strategy

Our business strategy is to continue to provide high quality services that allow steel producers to focus on their core functions and generate cost savings by outsourcing these functions.

•	Capitalize on Trend Towards Outsourcing and Multi-Site Service Contracts. We believe that steel mills are increasingly outsourcing non-core functions. We seek to capture new outsourcing contracts by leveraging our expertise and comprehensive service offerings. We believe substantial opportunities for future growth exist both in North America and abroad. We estimate that approximately 40% of North American mills currently outsource material handling and scrap management services. Internationally, the percentage of mills that outsource these services, while substantially lower, is growing rapidly. We believe continued outsourcing will provide us with significant opportunities for growth as mills increasingly turn to specialized providers to perform these essential functions. We believe we are in a unique position to leverage our existing embedded operations to generate new cross-selling opportunities at existing sites.

•	Continue to Strengthen Our Partnerships With and Increase Penetration of Existing Customers. We seek to capitalize on our strong customer relationships by offering additional outsourced services to mills with which we currently have service contracts. The December 2004 combination of Tube City and IMS presented significant cross-selling opportunities, many of which we are just beginning to achieve as we bid for new contracts. On average, we provide approximately two out of our five primary services at the mills at which we currently operate, presenting a meaningful opportunity for additional growth within our existing customer base.

•	Aggressively Pursue International Growth Opportunities. The combination of Tube City and IMS provided us the scale and resources to operate on a global basis. Our established operations in North America and Western and Central Europe provide the platforms for continued international expansion into other parts of Europe, Asia and Latin America. We have recently recruited senior executives with significant international operating experience in the outsourced steel services industry and strong relationships with global and leading regional steel producers. Further, we believe our existing relationships with leading domestic and certain of the largest global steel producers will help facilitate our expansion into these regions. We believe that as the only global outsourced steel services provider capable of serving virtually all pre- and post-production service needs, we are well positioned to significantly expand our presence in these geographies. In 2006, we increased our international business and are pursuing a rapidly increasing number of international opportunities, including in Europe, China and Latin America.

•	Continue to Focus on Cost Advantage. A key element of our value proposition is to ensure that we deliver our comprehensive suite of outsourced services at favorable prices. Our advantageous labor agreements allow us to utilize our work force efficiently, enabling us to furnish these services at a lower cost than many of our customers can perform them using in-house labor. Our flexible operating structure, efficient use of knowledge sharing from on-site operations at 63 locations globally and use of best practices also contribute to our cost advantages over our customers. We will continue to utilize our favorable cost structure to increase our penetration at sites we currently serve, to win contracts to serve new sites for existing customers and to win contracts to serve new customers.

•	Capitalize on Strategic Acquisitions and Joint Ventures. The global outsourced steel services industry is highly fragmented with a number of smaller local and regional private companies providing mill services on a regional and, sometimes, on a single site basis. We intend to use a disciplined and focused approach to selectively pursue strategic acquisitions that will diversify our existing portfolio of products and services, expand our geographic footprint and bring new customer relationships. We will also consider acquisitions that can add innovative capabilities to our portfolio of services. We have demonstrated this approach in the acquisition of Auximetal in France and our strategic relationship with Tuner in China. We believe that by continuing to utilize our disciplined acquisition and joint venture strategies, we will be able to supplement our organic growth prospects and enhance our long-term earnings growth.

Services Provided

We believe we offer the industry’s most comprehensive array of outsourced steel services. Our operational expertise and broad range of services enable steel producers to better focus on steel production and improve their cost structure by outsourcing specific nonproduction functions to us. The following table summarizes the five primary services we provide ranked in terms of contribution to 2005 net revenue.

Tube City IMS Corporation Service Contribution

	Co-Product Processing, Metal Recovery and Sales	Material Handling	Raw Materials Procurement	Surface Conditioning	Raw Materials Optimization
Estimated Market Position in North America	#1	#1	#2	#1	#1
IMS Division	✓	✓		✓
Tube City Division		✓	✓		✓
International Operations	✓	✓	✓	✓	✓

We also offer other services, including equipment rental, mobile equipment maintenance, dust and debris management and refractory removal.

Co-Product Processing, Metal Recovery and Sales

We are the leading provider of co-product processing services in North America, providing services to 55 of the approximately 125 mills in this region. We pioneered original methods of removing co-product material from melt shops that are now commonly used throughout the industry. We perform these services under long-term contracts and are typically compensated on a fee-per-ton basis, with periodic pricing escalators based on price indices to offset changes in our operating costs. The vast majority of modern mills employ co-product processing as it is an essential element in the efficiency of steel mills’ operations. During the steel production process, slag accumulates inside the mills’ melt shops and must be removed. We remove and process the slag to recover valuable metallic material that is either reused in the production of steel by the host mill or sold. The remaining non-metallic materials typically are sold to third parties as aggregates for use in cement production, road construction and agricultural applications.

Co-product processing and metal recovery are fundamental to accelerating our international expansion. We are currently pursuing numerous opportunities to grow our services in Europe and China and to establish a leading presence in Latin America.

Material Handling

In North America and Europe, we offer our customers comprehensive material handling services, from receiving, inspecting, processing and managing raw material inputs to handling and managing of finished products. Our material handling expertise and specialized equipment allow us to take care of a broad array of our customers’ on-site logistical requirements from the beginning to the end of the steel production process.

•	Pre-production material handling services (scrap management). We provide mills’ melt shops with inspection, preparation and just-in-time delivery of raw materials, as well as inventory control through logistics management. Our management and preparation services include receiving, inspecting, sorting, cleaning, shearing, burning, shredding and baling of scrap metal into various sized pieces and compositions according to customer specifications. Our inspection and testing protocols stage the incoming scrap for processing through a variety of methods based on size, composition and type of material. We utilize a variety of specialized heavy equipment, including rail cars, large off-highway trucks, mobile mass spectrometers and hydraulic cranes to inspect and analyze incoming raw materials and transport raw material inventory within a mill’s facility.

•	Post-production services (material handling/product handling). Our skilled operators handle and transport semi-finished and finished steel products utilizing operations-specific equipment. In many mills, the finishing facilities are not contiguous to the caster area and thus require a customized transportation and logistics system to move the product reliably and efficiently. Our skilled operators use large slab, billet and pallet carriers to transport thousands of tons of materials within a mill every hour, 24 hours per day. Material handling equipment is also used to move finished products from the mill into inventory and from inventory onto rail cars, trucks or barges for shipment to the mill’s customers. We also provide rail services, including use of our site dedicated rail cars, on-site track installation and maintenance.

We estimate that approximately 40% of North American mills currently outsource material handling and scrap management services. Internationally, the percentage of mills that outsource these services, while substantially lower, is growing rapidly. We believe continued trends towards outsourcing will provide us with significant opportunities for growth as mills increasingly turn to specialized providers to perform these essential functions.

Raw Materials Procurement

We are the second largest supply chain management/outsourced procurement firm in North America with a rapidly growing international presence. We operate on a worldwide basis and act on behalf of our customers to purchase over seven million tons of raw material inputs annually, including scrap metal and scrap substitutes for use in the steel production process. It is common practice for the raw materials procurement function to be outsourced by steel producers. Our extensive supplier contacts, substantial purchasing scale and superior market knowledge enable us to procure raw materials cost-effectively for our customers. In some cases, we earn a contractually determined, volume-based fee for arranging delivery of raw material shipments to a customer directly from a vendor. In other cases, we concurrently arrange to purchase and sell raw materials at specified prices, typically locking in a margin.

We procure materials on behalf of every major steel producer in North America. Our longstanding customer relationships and exclusive agency agreements are a result of our strength and reputation within the industry. We have doubled our North American market share to an estimated 10% over the last three years. We are rapidly growing our European and Asian presence with increased focus in these regions. As we increase our scale and reach, we expect to continue winning global market share.

Surface Conditioning

Surface conditioning is a value-added process that removes inclusions and other imperfections from steel mill products so that they can be used in high end applications such as white goods and automotive products. We pioneered the North American commercial application of robotic surface conditioning and we are the largest provider of such services in North America.

Prior to the introduction of this technology, manual surface conditioning was a time consuming and costly process. Our technological advancements in robotic surface conditioning increased the speed, quality and consistency of the surface conditioning process, enabling us to achieve significant market share within this industry niche. We currently have automated surface conditioning installations at five of the seven mills in North America that outsource this process and provide manual surface conditioning to certain other customers.

Significant international opportunities exist for surface conditioning as developing nations focus on higher grades of steel production. Specifically, demand for higher end finished steel, suitable for automotive and other advanced applications, continues to accelerate in these growing markets.

Raw Materials Optimization

We developed and market the Scrap OptiMiser™ software, a proprietary, real-time raw materials optimization system that includes a materials planning, procurement and utilization platform that we believe is the most advanced and comprehensive resource management solution in the steel industry. This unique service allows steel producers to achieve significant savings by optimizing their purchasing and utilization of input materials (specifically scrap metal) to obtain the lowest input cost on a just-in-time basis for a desired grade of steel based on market conditions and raw materials availability.

In addition, our Scrap OptiMiser™ and related software applications utilize our proprietary database of commodity and freight information to aid each mill in the planning, procurement and utilization of scrap metal and scrap substitutes, based on current pricing and on-site inventory levels. Based on information from our customers, we estimate the system has produced significant cost savings for our customers in the range of $3.00 to $6.00 per ton of liquid steel depending on market conditions and other mill-specific factors. We have acquired eight new service contracts for the Scrap OptiMiser™ since 2004 and believe that the system’s broad appeal and growing track record will lead to increased product demand among both existing and new customers. Recently, we also acquired the technology to enable us to optimize non-ferrous metals.

Other Services

We offer additional services that complement our other offerings and represent additional opportunities for steel mills to outsource other support activities. Additional services include:

•	Equipment Rental Services. These services allow customers to benefit from our access to low cost equipment, on-site synergies and maintenance expertise.

•	Mobile Maintenance. We offer comprehensive maintenance services for our customers’ mobile equipment that utilize our on-site maintenance resources.

•	Dust and Debris Management. We provide on-site dust and debris management services to our customers, including road watering, road sweeping and vacuum truck services.

•	Refractory Removal. We offer furnace, ladle and vessel refractory removal services that utilize our specialized on-site equipment and skilled operators.

Customers

Our customer base includes the leading integrated and mini mill steel producers in the world. We are embedded at 63 steel mill sites across North America and Europe, representing strategic sites for our customers either in terms of total capacity or the nature of steel produced at these mills. The following diagram shows the geographical distribution of our customers.

Our consistent track record of cost-reduction, superior performance, safety and environmental stewardship has facilitated longstanding relationships with global steel producers. On average, we have served our top 10 customers, based on 2005 net revenue, for over 30 years. In 2005, our sales to United States Steel Corporation and affiliates and AK Steel and affiliates were in each case in excess of 10% of our consolidated revenue. In 2005, United States Steel Corporation and AK Steel accounted for 37% and 14% of our total revenue, respectively, and our top 10 customers accounted for 78% of our total revenue. We provide services to United States Steel Corporation and its affiliates under several contracts that together cover 26 services at seven sites. We provide services to AK Steel and its affiliates under several contracts that together cover eight services at four sites. The average remaining contract life for the services we provide to United States Steel Corporation is about eight years, and the average remaining contract life for the services we provide to AK Steel is about four years. The strength of our relationships with our customers creates significant barriers to entry and has driven our high rate of customer retention.

Tube City IMS Corporation Summary of Top 10 Customers

	Contract
Customers(1)	Number of Sites	Years of Service(2)
Mittal Steel	6	66
United States Steel	7	63
Wheeling-Pittsburgh	1	47
Gerdau Ameristeel	10	29
Nucor	10	27
Quanex	3	22
AK Steel	3	18
IPSCO	2	17
V&M Star	1	13
Commercial Metals Company (CMC Steel)	2	12

Top 10 Customers	45

(1)	Customers include either the parent listed in the table or a subsidiary of the parent. Customers are listed in order of years of service.
(2)	Includes services provided by predecessor companies and to predecessor companies.

Contracts

Our business model is based on providing a full suite of outsourced steel services through our embedded operations at 63 steel mill sites. In 2005, approximately 99% of our service revenue was generated from long-term contracts, with a majority of these contracts expiring in 2012 and beyond, as measured by service revenue. Our contract fees are primarily based on steel production volume, are independent of steel pricing and generally include periodic pricing escalators based on price indices to offset changes in our operating costs. Our contracts generally have initial terms of between five and 10 years in length. The weighted average remaining term of our current portfolio of contracts is approximately seven years. The contracts are site-specific and typically include multiple services per site. No single contract represented more than 10% of our total revenue in 2005.

Substantially all of our contractual service revenue is based on the volume of material handled and is therefore not influenced by steel pricing. Service revenue generated from our contracts is largely a function of mills’ production volumes and, in some cases, is coupled with monthly base fees. Further, certain contracts include tiered pricing, with higher net revenue per ton at lower volume levels, which preserves net revenue and profitability in the event that production volumes decrease. Apart from the monthly base fees, we are generally not guaranteed any minimum amount of volume or revenue by our contracts. As of December 31, 2005, and based on 2005 production volumes and contract terms, we estimate that our existing multi-year contracts will generate revenue, or backlog, of $1.9 billion. Of our current contracts, 58% will expire in 2011 and beyond, as measured by service revenue.

The following table shows service revenue backlog by renewal date based on percentage of total future contractual service revenue.

Tube City IMS Corporation Contract Renewal Dates

Renewal Year	% of Total Service Revenue Under Contract(1)
2006	1%
2007	14%
2008	7%
2009	8%
2010	12%
2011-2017	58%

Total	100%

(1)	Based on 2005 contractual service revenue.

Existing Contract Renewals

We have been very successful in retaining existing business as contract renewals arise. Since 2000, we have achieved a contractual renewal rate of 97% on a service revenue basis, having renewed 91 contracts. Contract negotiations and bids are based on strict return criteria on capital targets. The table below provides additional detail on contract renewals.

Tube City IMS Corporation Renewal History(1)

	2000	2001	2002	2003	2004	2005	2006 YTD	Cumulative
Number of Renewals	6	18	12	17	13	18	7	91
Renewal Rate Based on Net Revenue	100%	99%	100%	91%	94%	100%	100%	97%

(1)	Represents our combined renewal history. Excludes mills that have ceased operations.

New Contract Bidding

We have a successful track record of winning new business and gaining market share, having won 28 new contracts since 2000, including 12 contracts at sites where we did not previously provide services and 16 contracts at existing sites where we offered additional services. Further, we have won eight commitments for new business and renewed 26 contracts since the combination of Tube City and IMS in December 2004, highlighting the strength of our integrated services platform. Our market share has increased as a result of these new contracts and commitments.

We evaluate and pursue new contract opportunities by assembling multi-functional teams, including representatives from sales and marketing, engineering, site operations and finance, to analyze opportunities and formulate comprehensive proposals. Our disciplined approach of preparing detailed financial analyses that incorporate pricing, net revenue, fixed costs, required equipment and personnel, creditworthiness, customer reputation, historical and forecasted production volume and the unique characteristics of each mill is utilized in developing each proposal. Final decisions regarding a proposed bidding strategy are subject to final approval by an executive committee consisting of members of senior management.

International Expansion

As the only global provider of the full range of outsourced steel services, we are well positioned to aggressively expand our international operations by: (i) participating in the growth of the global steel industry, (ii) benefiting from increased outsourcing and (iii) gaining market share from both global competitors and local contractors. We believe that significant opportunity exists for accelerated expansion into Europe and Asia as well as penetration of Latin America.

In 2005, we advanced our international growth strategy by building additional operating infrastructure in Europe, Asia and Latin America and recruiting senior executives with extensive international operating experience and strong relationships with global steel producers. We believe that limited international competition, combined with our strong customer relationships and ability to offer a comprehensive range of pre- and post-production services, will serve as the drivers of our international growth. Our new international focus has yielded early success with the acquisition of Auximetal in France in the first quarter of 2006.

We estimate that the addressable market opportunity in Europe is approximately $1.5 billion (based on net revenue). We currently operate in three European mills located in France, Serbia and Slovakia. We have further developed our platform with the recent commencement of a comprehensive European outsourced purchasing initiative that operates from our site in Slovakia. We are using our current operations in Europe to grow our customer base by pursuing new contracts with major steel producers and cross-selling new services to existing customers. We are actively pursuing a number of contracts that commence during the second half of 2006, representing a significant opportunity for new business. In addition, we believe that our outsourced purchasing operations will grow rapidly in the highly fragmented European scrap market as we continue to add professionals to augment our operations.

While China is the largest and fastest growing steel producer in the world, its mills have only begun recently to recognize the efficiencies created by outsourcing services. We believe that the growth of the addressable Chinese outsourced steel services market, currently estimated to be only $50.0 million (based on net revenue), will materially outpace production growth as steel producers continue to shift their focus towards improving efficiency and profitability. We currently have several strategic joint venture opportunities for the IMS Division in advanced stages of development, and plan to expand our existing presence in China by opening a raw materials procurement office.

We believe we can leverage our longstanding relationships with leading global steel producers, such as Gerdau and Arcelor, in order to facilitate our expansion into the $640.0 million (based on net revenue) Latin American outsourced steel services market. To accelerate our penetration of this market, we recently added highly experienced marketing and operating professionals with strong relationships with steel producers in Latin America. We have developed a comprehensive strategic plan, visited potential customers and begun submitting proposals to service numerous Latin American mills, several of which may be awarded during 2006. We believe that these efforts will enable us to gain share rapidly in the Latin American outsourced steel services market.

Operations and Facilities

We have operations on-site at steel mills throughout North America and Europe. At each of these locations, with the exception of one owned site, we occupy space for our operations either through a lease or a license. In addition, the Tube City Division maintains sales offices worldwide to support its materials procurement operations. These offices are either owned, leased or licensed by the Tube City Division. Below is a chart identifying all of our locations as of July 1, 2006, whether the location is owned, leased or licensed and, if leased, the expiration date of the term.

Summary of Properties

Location	Description	Owned/ Leased/Licensed	Lease Expiry
Headquarters and Administration
Conshohocken, PA	Administrative – Tube City and IMS Divisions; Sales – Tube City	Leased	01/31/2014
Glassport, PA	Corporate and Tube City Division Headquarters	Owned	n/a
Horsham, PA	IMS Division Headquarters	Leased	03/31/2011
Marseilles, France	Administrative – IMS Division	Leased	07/31/2008

Tube City Division
Ashland, KY	Operating Site and Sales	Licensed	n/a
Cincinnati, OH	Sales	Licensed	n/a
Claymont, DE	Operating Site	Licensed	n/a
Draper, UT	Sales	Leased	06/30/2011
Ecorse, MI	Operating Site	Leased	12/31/2014

Location	Description	Owned/ Leased/Licensed	Lease Expiry
Fairfield, AL	Operating Site	Leased	12/31/2014
Gary, IN	Operating Site	Leased	12/31/2014
Granite City, IL	Operating Site	Leased	12/31/2014
Hudson, OH	Sales	Leased	12/31/2006
Kosice, Slovakia	Operating Site and Sales	Leased	indefinite
Mansfield, OH	Operating Site	Leased	03/15/2010
Smederevo, Serbia	Operating Site and Sales	Leased	02/19/2009
Stowe, OH	Sales	Licensed	n/a
West Mifflin, PA	Operating Site	Owned	n/a

IMS Division, Leased Operating Sites
Belle Vernon, PA	Operating Site	Leased	12/01/2010
Bethlehem, PA	Operating Site	Leased	12/31/2007
Braddock, PA	Operating Site	Leased	04/30/2015
Burns Harbor, IN	Operating Site	Leased	12/31/2012
Ecorse, MI	Operating Site	Leased	04/30/2015
Gary, IN	Operating Site	Leased	04/30/2015
Johnstown, PA	Operating Site	Leased	04/03/2007
Marion, OH	Off-Mill Storage Site	Leased	11/30/2007
Middletown, OH	Operating Site	Leased	01/31/2007
New Castle, PA	Off-Mill Operating Site	Leased	06/30/2010
Parkesburg, PA	Lab	Leased	07/31/2007

IMS Division, Licensed Operating Sites
Ashland, KY	Flowood, MS	Midland, PA	Reading, PA
Auburn, NY	Freeport, TX	Mingo Junction, OH	Regina, SK
Beaumont, TX	Ft. Smith, AR	Mobile, AL	Sand Springs, OK
Birmingham, AL	Girard, OH	Monroe, MI	Saukville, WI
Bourbonnais, IL	Jackson, MI	New Castle, PA	Sayreville, NJ
Bridgeville, PA	Jackson, TN	Norfolk, NE	Seguin, TX
Burgettstown, PA	Jewett, TX	Peoria, IL	Selkirk, MB
Cartersville, GA	Knoxville, TN	Perth Amboy, NJ	St. Paul, MN
Cayce, SC	Longview, TX	Petersburg, VA	Tuscaloosa, AL
Claymont, DE	L’Orignal, ON	Plymouth, UT	Weirton, WV
Cleveland, OH	Marion, OH	Portage, IN	Wilton, IA
Darlington, SC	Marseilles, France	Rancho Cucamonga, CA
East Chicago, IN	McMinnville, OR
Elrama, PA

Service Equipment

Equipment located at the individual steel mill sites includes loaders, pot carriers, slab haulers, metal recovery plants, cranes, crushers, rail cars, trucks, shop and office structures and other equipment used in metal recovery operations and industrial service work. Due to the size of our customer base, we are able to effectively redistribute equipment to other sites when needed, enabling us to operate more efficiently, maximize the utilization of our equipment and minimize capital expenditures. Beyond purchasing replacement equipment, our capital expenditures reflect equipment additions purchased in connection with new business contracts.

Competition

The global outsourced steel services industry is highly competitive. In North America, primary direct competitors include Harsco Corporation through its MultiServ division, Edward C. Levy Co., the David J. Joseph Company and Stein Steel Mill Services, Inc., although most of our service categories include one or more additional competitors. In Europe, Latin America and Asia, competition is divided among one global provider and numerous local contractors, including Gagneraud Industries SAS and Egon Evertz KG in Europe.

Excluding competition from internal support capabilities at the mills themselves, we believe that we hold a leading position within each of the service categories in which we operate.

Market Segments Served

Service Category	Primary Third-Party Competitors

Co-Product Processing and Metal Recovery	MultiServ, Gagneraud Industries SAS, Edward C. Levy Co., Stein Steel Mill Services, Inc. and local and regional competitors

Material Handling	MultiServ, Gagneraud Industries SAS, Edward C. Levy Co., Stein Steel Mill Services, Inc., Marine Terminals Corporation and local and regional competitors

Raw Materials Procurement	The David J. Joseph Company, OmniSource Corporation, local and regional competitors

Surface Conditioning	MultiServ, Edward C. Levy Co., Egon Evertz KG, local and regional competitors

Raw Materials Optimization	No known competitors offering real-time optimization currently

Other Services	L.A. Grant and local suppliers

Employees

As of June 30, 2006, we employ 2,250 people, 1,815 of whom are hourly employees. Approximately 48% of the hourly employees are covered by 33 site specific collective bargaining agreements with various unions, including the International Union of Operating Engineers, the United Steelworkers and the International Brotherhood of Teamsters. These collective bargaining agreements average three years in length. We currently are operating under two recently expired labor contracts. The first expired contract covering eight employees in Sand Springs, OK has been extended, subject to 72 hours’ notice of termination by either party. The second expired contract covering 25 employees at our site in Regina, Saskatchewan, Canada remains subject to ongoing negotiations. We expect favorable resolutions in the near future. We believe we have very good relations with our employees and the unions and have not experienced any work stoppages or labor strikes since 1993.

Our labor agreements allow us to utilize our work force in an efficient manner to furnish our products and services to mills at attractive prices. We have been able to attract and retain stable and qualified work forces across our various operations.

Regulatory Considerations—Environmental, Safety and Quality Matters

Our business, like that of our customers and competitors, is subject to extensive regulation related to protection of the environment, including requirements concerning the handling, storage and disposal of waste materials, air emissions, wastewater discharges and the cleanup of contaminated sites. We are heavily regulated and closely monitored by environmental agencies because of the high level of environmental risk in the steel industry. Certain of our operations, including metal recovery, co-product processing, materials handling, scrap management and surface conditioning, require permits for air emissions and/or wastewater discharges. We periodically monitor the regulatory status of each of our facilities, including changes in operations, to ensure compliance with applicable environmental regulations. Although we have been involved from time to time in environmental regulatory or judicial proceedings, we believe that our business currently is in substantial compliance with applicable environmental laws and regulations.

Worker safety is a high priority for us, and we conduct regular safety compliance audits, maintain a comprehensive safety manual and engage in continuous worker safety training. All employees at a site are required to pass our medical surveillance program prior to performing work. Our employees participate in ongoing environmental and safety awareness training, which is incorporated into continuous job requirements. Our employees periodically meet with customers to develop mutually beneficial standard operating procedures designed to increase work safety and efficiencies. Site construction incorporates all government-required industrial hygiene and environmental safeguards. We provide for the maintenance of safety and environmental controls and devices on an ongoing basis.

We have obtained ISO 9002 quality certification at the following facilities: Gary, Indiana; Mansfield, Ohio; Middletown, Ohio; Fairfield, Alabama; Ecorse, Michigan; West Mifflin, Pennsylvania; and Kosice, Slovakia.

Legal Proceedings

We are involved in various personal injury, property damage and other legal proceedings that are considered to be in the ordinary course of our business.

Our former landfill and waste management business, together with two non-operating subsidiaries of IU International Corporation (“IU”), were spun off to our stockholders in October 2002. The two former subsidiaries of IU were subject to asbestos-related personal injury claims. We believe that we have no obligations for asbestos-related claims regarding the spun-off subsidiaries. In addition, we have been named as a defendant in certain asbestos-related claims relating to lines of businesses that we discontinued over 20 years ago. We believe that we are sufficiently protected by insurance with respect to these asbestos-related claims related to these former lines of business, and we do not believe that a negative outcome will have a material adverse effect on our financial position, results of operations and cash flows.

Intellectual Property

We own a number of registered, applied-for and/or unregistered trademarks and service marks that we use in connection with our businesses, including: TUBE CITY IMS, TUBE CITY, INTERNATIONAL MILL SERVICE, IMS, WE CREATE VALUE and SCRAP OPTIMISER and certain related designs and logos. Our IMS Division owns four issued U.S. patents and one issued Canadian patent covering various devices, systems and/or processes related to the steel services business. We own a number of U.S. copyright registrations covering portions and/or versions of our Scrap OptiMiser™ software. We currently have no patents on any of our software and rely instead on copyright and trade secret protection. We have acquired licenses to use certain third party software programs in some of our software programs including our Scrap OptiMiser™ software. Furthermore, on May 22, 2006, our Tube City Division acquired physical copies of the source code to and certain licensed rights under software to perform optimization services in certain non-ferrous metals industries.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our directors and executive officers together with their positions and ages as of July 1, 2006:

Name	Age	Position
I Michael Coslov	64	Chairman and Chief Executive Officer
Joseph Curtin	60	President and Chief Operating Officer of the Tube City Division and Director
Raymond S. Kalouche	44	President and Chief Operating Officer of the IMS Division and Director
Daniel E. Rosati	43	Vice President, Chief Financial Officer and Treasurer
Thomas E. Lippard	63	Vice President, General Counsel and Secretary
J. David Aronson	39	Executive Vice President – Outsource Purchasing, Tube City Division
Alexander E. Carles	30	Director
William F. Dawson, Jr.	41	Director
Greg S. Feldman	49	Director
David C. Mariano	41	Director
Carl M. Stanton	38	Director
Laurence N. Weiss	68	Director

Set forth below is a brief description of the business experience of each of our directors and executive officers:

I Michael Coslov is the Chief Executive Officer and Chairman of our board of directors. He has been our Chairman and a Director since December 2004. He has been involved in the operations of Tube City since 1963. In 1987, he acquired full ownership of Tube City from other members of his family through a leveraged buyout and became its Chief Executive Officer. In 2003, he sold a controlling interest in Tube City to Blue Point Capital Partners, L.P. Mr. Coslov is highly regarded in the outsourced steel services industry and has held various leadership positions with the Institute of Scrap Recycling Industries. He received a BA from Duquesne University in 1963.

Joseph Curtin is the President and Chief Operating Officer of our Tube City Division. He joined Tube City in 1983 and was named President in January 1996. He was elected a Director in February 2005. Prior to joining us, he had been with Mellon Bank from 1968 to 1977. From 1977 to the present, Mr. Curtin has been involved in trading, sales and marketing in the scrap industry. He received a BA from the University of Pittsburgh in 1968 and an MBA from Duquesne University in 1977.

Raymond S. Kalouche is the President and Chief Operating Officer of our IMS Division. He joined IMS in 1989 and was promoted to President and Chief Executive Officer in 2004. He was elected a Director in May 2004. Before 2004, Mr. Kalouche served as Executive Vice President and Chief Operating Officer of IMS. Mr. Kalouche’s early career at IMS was spent in the Surface Conditioning Division where he advanced to the position of General Manager before being promoted to Vice President of Operations Planning of IMS and, in 2000, he was named Senior Vice President—General Manager of IMS. He has a MS degree in Civil Engineering from Ohio State University.

Daniel E. Rosati is our Chief Financial Officer and Treasurer and a Vice President. He joined Tube City in January 2003 as Vice President and Chief Financial Officer and remains responsible for all financial aspects of our business, including financial reporting and analysis, back office administration and information technology.

Prior to joining Tube City, Mr. Rosati was the Director of Finance for Black Box Corporation, a publicly traded distributor of network infrastructure products and provider of network installation services. While at Black Box, from 1993 to 2003, he had responsibilities in most financial aspects of the company including financial reporting, business and financial controls, budgeting and forecasting, managing the company’s bank facilities and investor relations. Furthermore, Mr. Rosati led the financial integration of more than 80 acquisitions over a five-year period. Prior to that, from 1984 to 1993, Mr. Rosati was Senior Tax Manager with Arthur Andersen’s Pittsburgh office. Mr. Rosati graduated from Duquesne University in 1984 with a BA in Accounting and Finance. He is a certified public accountant.

Thomas E. Lippard is our General Counsel and Secretary and a Vice President. He joined Tube City in January 1997 as Senior Vice President of Finance and Administration, Secretary and General Counsel. In 2002, he was named Executive Vice President of Finance and Administration at Tube City. From 1968 to 1996, Mr. Lippard was a lawyer in private practice, most recently as a partner at Thorp, Reed & Armstrong in Pittsburgh. Mr. Lippard earned a BA from the University of Pittsburgh in 1965 and a JD from the University of Chicago in 1968.

J. David Aronson is the Executive Vice President – Outsourced Purchasing, Tube City Division, and as such is responsible for its domestic and international trading operations. He has worked in the scrap industry since 1989 and joined Tube City in 1991 as an account executive. In 1993, Mr. Aronson was promoted within Tube City to Midwest Region District Manager, a position he held until he was named senior vice president in 1996 and subsequently promoted to his current position in 2004. Mr. Aronson received a BA from the University of Wisconsin in 1989.

Alexander E. Carles was elected a director in February 2005. He joined Wellspring Capital in 2001. He was previously at Whitney & Co. where he was a senior associate in that firm’s middle market buyout group. At Whitney & Co., Mr. Carles worked on a range of transactions in industries such as plastics, consumer products, telecommunications and media investments. Prior to Whitney, Mr. Carles was a high yield research analyst with Lehman Brothers, Inc. Mr. Carles graduated with honors from the College of William & Mary with a BA in economics.

William F. Dawson, Jr. was elected a director in October 2004. He has been a partner at Wellspring Capital since 2001 and currently serves as a director of Vatterott College, Vistar Corporation and Stripes Holdings Company. Mr. Dawson previously chaired the middle-market buyout group at Whitney & Co. and, from 1986 until 2000, was with Donaldson, Lufkin & Jenrette Securities Corporation, where he most recently served as Managing Director. After earning a BS from St. Francis College, Mr. Dawson received an MBA from Harvard Business School. Mr. Dawson has served on numerous public and private company boards.

Greg S. Feldman was elected a director in October 2004. He is a partner of Wellspring Capital, which he co-founded in January 1995. Mr. Feldman has served on the boards of numerous public and private companies.

David C. Mariano was elected a director in February 2005. He joined Wellspring Capital as a partner in 1997. He previously spent six years at The Blackstone Group where he was most recently a managing director in the restructuring group. Prior to joining Blackstone, Mr. Mariano was a senior manager in the Corporate Finance Department of Ernst & Young, where he was involved in numerous mergers, acquisitions and restructuring transactions. Mr. Mariano holds a BA from Gustavus Adolphus College and an MBA from Duke University. Mr. Mariano has served on the boards of numerous public and private companies.

Carl M. Stanton was elected a director of our Company in December 2004. He has been with Wellspring Capital since 1998, where he is currently a partner. Mr. Stanton was previously a principal with Dimeling, Schreiber & Park, a private equity firm, where he led the acquisition of numerous middle-market companies. Prior to this, Mr. Stanton was a senior consultant for the corporate finance group of Ernst & Young LLP and was also with Peter J. Solomon Co., Ltd., a boutique investment bank. Mr. Stanton graduated with a Bachelor of Science degree from the University of Alabama and an MBA from Harvard Business School. Mr. Stanton has served on the boards of numerous public and private companies.

Laurence N. Weiss was elected a director in February 2005. He is a certified public accountant and graphic arts entrepreneur, and is the President of Hippographics Inc., a venture capital firm. From 1980 to 1999, Mr. Weiss acted as Chief Executive Officer of a major direct mail printing and fulfillment business, Spectra Graphics. In 1999, Spectra Graphics was sold to Transcontinental Printing, USA, Inc. Mr. Weiss is a graduate of the Pennsylvania State University and a member of the Chief Executives Organization, the World Presidents Organization and the Pennsylvania Institute of Certified Public Accountants.

Board Structure and Compensation

Our board of directors will be fixed at             directors divided into three classes of directors, designated as Class I, Class II and Class III, with the directors in each class serving staggered three-year terms. Each class will consist, as nearly as possible, of one-third of the directors constituting the entire board. Messrs.             ,              and              will serve initially as Class I directors, Messrs.             ,              and              will serve initially as Class II directors and             ,              and              will serve initially as Class III directors. At the first annual stockholders’ meeting following this offering, the term of office of the Class I directors will expire and new Class I directors will be elected for a full term of three years. At the second annual stockholders’ meeting following this offering, the term of office of the Class II directors will expire and new Class II directors will be elected for a full term of three years. At the third annual stockholders’ meeting following this offering, the term of office of the Class III directors will expire and new Class III directors will be elected for a full term of three years.

Following the consummation of this offering, we will be deemed a “controlled” company pursuant to the rules of the Nasdaq Global Market. As a result, we are not required to have a majority of independent directors on our board of directors. We are also not subject to Nasdaq rules that call for a compensation committee and nominating committee, but we expect to have a compensation committee following completion of this offering.

Upon the consummation of this offering, we will have an audit committee that will have responsibility for, among other things:

•	overseeing management’s maintenance of the reliability and integrity of our accounting policies and financial reporting and our disclosure practices;

•	overseeing management’s establishment and maintenance of processes to assure that an adequate system of internal control is functioning;

•	overseeing management’s establishment and maintenance of processes to assure our compliance with all applicable laws, regulations and corporate policy;

•	reviewing our annual and quarterly financial statements prior to their filing and prior to the release of earnings; and

•	reviewing the performance and qualifications of our independent accountants and making recommendations to the board of directors regarding the appointment or termination of the independent accountants and considering and approving any non-audit services proposed to be performed by the independent accountants.

                     is currently serving as a member of our audit committee and we plan to nominate a second independent member to our audit committee within 90 days following the consummation of this offering and a third independent member within one year following the consummation of this offering so that all of our audit committee members will be independent, as such term is defined in Rule 10A-3(b)(i) under the Securities Exchange Act of 1934 (the “Exchange Act”). Our board of directors has determined that                      is an “audit

committee financial expert” under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002, and meets the independence and experience requirements of the Nasdaq Global Market and the federal securities laws.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee. After the consummation of this offering, our board of directors will form a compensation committee as described above. None of our executive officers will serve as a member of our compensation committee, and none of them has served, or will be permitted to serve, on the compensation committee, or other committee serving a similar function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Directors’ Compensation

Directors who are employees of the Company will receive no compensation for service as members of either the board of directors or board committees. Each non-employee director will receive an annual cash retainer of $             and an annual grant of             . We will pay non-employee directors $             for each meeting of the board of directors that they attend ($             for telephonic meetings) and $             for each meeting of a committee of the board of directors that they attend ($             for telephonic meetings). The above cash compensation may be deferred by directors into a deferred compensation plan that we will establish. All directors will also be reimbursed for expenses incurred in connection with their service as directors, including travel expenses for meeting attendance.

Executive Compensation

The following table sets forth certain information concerning the compensation of those persons who were, at December 31, 2005, our Chief Executive Officer and our four highest paid executive officers (collectively, the “named executive officers”).

						Long-term Compensation
		Annual Compensation				Awards	All Other Compensation ($)(1)
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)		Securities Underlying Options (#)
I Michael Coslov Chairman and Chief Executive Officer (2)	2005	1,028,462	650,000	147,364	(2)		$64,515

Joseph Curtin Director, President and Chief Operating Officer of the Tube City Division (3)	2005	554,000	600,000	155,701	(3)		25,179

Raymond S. Kalouche Director, President and Chief Operating Officer of the IMS Division (4)	2005	480,748	700,000	18,892	(4)		55,905

J. David Aronson Executive Vice President—Outsource Purchasing of the Tube City Division (5)	2005	497,693	600,000	56,273	(5)		10,993

Thomas E. Lippard Vice President, General Counsel and Secretary (6)	2005	497,693	300,000	40,678	(6)		16,031

(1)	Includes the value of (a) contribution to 401(k) plans, (b) premiums paid for term life and disability insurance for the benefit of the insured and (c) contribution to a supplemental executive retirement plan (“SERP”). The amounts described in clause (a), (b) and (c) above for each of the above officers paid in 2005 are set forth below:

	(a)	(b)	(c)
I Michael Coslov	$8,925	$55,590	$—
Joseph Curtin	8,925	16,254	—
Raymond S. Kalouche	16,800	3,229	35,876
J. David Aronson	8,925	2,068	—
Thomas E. Lippard	8,925	7,106	—

(2)	Includes $8,308 for a car allowance and $79,540 for country club dues.

(3)	Includes $24,923 for a car allowance, $24,300 for country club dues and $100,000 for initiation fees to one country club.

(4)	Includes $18,000 for car allowance and $892 gross-up payment for Medicare tax liability on vested deferred compensation.

(5)	Includes $24,923 for car allowance and $27,023 for country club dues.

(6)	Includes $24,923 for car allowance and $10,755 for country club dues.

Option Grants in Last Fiscal Year

The following table contains information covering the number and value of our stock options granted to the named executive officers during the last fiscal year ended December 31, 2005.

Name	Number of Securities Underlying Options(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price(2)	Expiration Date(3)	Grant Date Present Value of Options(3)(4)
I Michael Coslov		17.4 6.2%		$12/21/2014 6/1/2015	$880,250 316,890
Joseph Curtin		14.9 5.4		12/21/2014 6/1/2015	754,500 271,620
Raymond S. Kalouche		14.9 5.4		12/21/2014 6/1/2015	754,500 271,620
J. David Aronson		8.9		12/21/2014	452,700
Thomas E. Lippard		5.9		12/21/2014	301,800

(1)	The options were granted in January 2005 and in June 2005 at an exercise price per share of $ , as adjusted to reflect our stock split on , 2006. There are two types of options: service-based and performance-based. Each grantee receives an equal number of each type on each date of grant. The service-based options vest in four equal annual installments on December 21, 2005, December 21, 2006, December 21, 2007 and December 21, 2008 (in the case of the January 2005 grants), and on June 1, 2006, June 1, 2007, June 1, 2008 and June 1, 2009 (in the case of the June 2005 grants) and the performance-based options vest based on a certain stipulated liquidity event or initial public offering event, if certain performance criteria are met.

(2)	In the fourth quarter of 2005, we paid a distribution of $ per share on our outstanding common stock. Consistent with the 2004 Plan (as defined below), the exercise price of the outstanding options was reduced from $ per share to $ per share. At year end, all outstanding options had an exercise price of $ per share.

(3)	Options generally terminate on the earliest of the 91st day following the date the grantee ceases to be employed or engaged by us or any of our affiliates for any reason (except if such cessation is on account of death or disability, the 366th day following such cessation); provided however, that (i) in all cases the portion of any option that did not vest prior to or upon the date of termination of employment or engagement for any reason shall terminate immediately upon such termination, and (ii) if such termination is for cause, the vested portion shall terminate as well.

(4)	The grant date valuation method alternative was used for the above table. Under SFAS 123-R, the fair value of each option granted under the 2004 plan is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumption: risk-free interest rate of 3.899% in 2005; volatility (based on the volatility of similar public companies) of 42.5%; dividend yield of 0.0%; and a weighted expected option life of seven years. The weighted-average fair values of shares issued in 2005 and all shares outstanding at December 31, 2005 was $ , as adjusted to reflect our for one stock split on , 2006. The above valuation was determined using the weighted average value of $ multiplied by the total number of shares granted.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table contains information covering the number and value of our unexercised stock options held by the named executive officers at the end of the fiscal year ended December 31, 2005, as adjusted to reflect our stock split on              , 2006.

Name	Number of Securities Underlying Unexercised Options at Fiscal Year End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year End ($) Exercisable/ Unexercisable(1)
I Michael Coslov		$30,632/$302,568
Joseph Curtin		26,250/259,350
Raymond S. Kalouche		26,250/259,350
J. David Aronson		15,750/110,250
Thomas E. Lippard		10,500/73,500

(1)	The value of each share of unexercised in-the-money options at year end represents the spread between the per share fair market value and the per share exercise price multiplied by the number of shares.

Equity Compensation Plan Information at December 31, 2005

The following table sets forth information as of December 31, 2005 regarding compensation plans under which our equity securities are authorized for issuance (as adjusted to reflect our                      for one stock split on                 , 2006).

	(a)	(b)	(c)
Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	—	—	—
Equity compensation plans not approved by security holders			—
Total			—

Pension Plan Information

The employment agreements with Messrs. Curtin, Aronson, and Lippard provide that each executive is entitled to pension benefits of $45,000 annually for a period of 10 years commencing upon the later of separation of service or age 65, or pension benefits of $25,000 (plus $2,000 for each full year of age attained between ages 55 and 65) annually for a period of 10 years commencing upon separation of service at or after age 55 and before age 65. These annual pension benefits are increased to $50,000 and $30,000 (plus $2,000 for each full year of age attained between ages 55 and 65), respectively, for the year commencing January 1, 2115. These pension benefits will be increased for inflation to the extent the year over year increase in the consumer price index in any given year after 1995 exceeds 10%. Each executive will forfeit his vested pension benefits if his employment is terminated for any reason other than death or disability prior to age 55 or if, having reached age 55, he subsequently resigns other than for good reason, is terminated for cause or violates the restrictive covenants under his employment agreement.

Deferred Compensation Plan for Executives

Effective January 1, 2001, we adopted a deferred compensation plan for executives (the “Deferred Compensation Plan”), which is meant to be an unfunded deferred compensation plan maintained for a select group of management within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974. The Deferred Compensation Plan allows key employees to defer a specified amount of their compensation until termination or upon the occurrence of other specified events. All amounts credited to participants’ accounts may be notionally invested in investment alternatives permitted by our board.

Incentive Plans

Cash Incentive Plan

Prior to the consummation of this offering, we expect to adopt a Cash Incentive Plan for certain of our executives. The purpose of the Cash Incentive Plan is to promote the success of the Company by (i) compensating and rewarding participating executives with cash bonuses for the achievement of performance targets with respect to a specified performance period and (ii) motivating such executives by giving them opportunities to receive bonuses directly related to such performance. The Cash Incentive Plan is generally intended to provide bonuses that qualify as performance-based compensation within the meaning of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). The following description is a summary of certain provisions thereof and is qualified in its entirety by the reference to the Cash Incentive

Plan that was filed as an exhibit to the registration statement of which this prospectus is a part and which we incorporate by reference into this document.

Section 162(m) of the Code generally provides that we may not take a federal income tax deduction for compensation in excess of $1,000,000 paid to certain executive officers in any one year. Certain performance-based compensation is exempt from this limit. Specifically, Section 162(m) of the Code does not preclude us from taking a federal income tax deduction for certain qualifying performance-based compensation paid to an executive officer in a year even if that compensation exceeds $1,000,000. The Cash Incentive Plan is structured to satisfy the requirements for performance-based compensation within the meaning of Section 162(m) of the Code and related IRS regulations. Section 162(m) requires that certain material terms of the Cash Incentive Plan, including the performance criteria of the Company and maximum amounts payable, be approved by our stockholders.

Administration. The Cash Incentive Plan will be administered by our compensation committee, which will be selected by our board of directors and will be composed of two or more members of our board, each of whom will be required to be an “outside director” within the meaning of Section 162(m) of the Code. Our compensation committee will have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Cash Incentive Plan, including authority to determine eligibility for participation, establish the maximum award that may be earned by each participant, which may be expressed in terms of dollar amount, percentage of salary or any other measurement, establish goals for each participant, establish the applicable performance period, calculate and determine each participant’s level of attainment of these goals and calculate an award for each participant based upon such level of attainment. Except as otherwise specifically stated in the Cash Incentive Plan, our compensation committee will have full power and authority to construe, interpret and administer the Cash Incentive Plan.

Eligibility. The Cash Incentive Plan provides that our compensation committee will designate the officers and other key executives who will be eligible for awards for the “performance period” during which performance is measured. A performance period is any period of at least 12 months as determined by our compensation committee.

Bonus Awards and Performance Goals. For each performance period, our compensation committee will establish a maximum award (and, if our compensation committee so determines, a target and/or threshold award) and goals for each participant (“performance goals”). Performance goals may relate to our performance, the performance of one or more of our subsidiaries, divisions or departments and/or performance specific to the participant’s function. Our compensation committee will communicate these performance goals to each participant prior to or during the applicable performance period. Participants will earn awards only upon the attainment of the applicable performance goals during the applicable performance period as and to the extent established by our compensation committee.

The performance goals for participants will be based on attainment of specific levels of our performance and/or the performance of our subsidiaries, divisions or departments and/or functional performance, as applicable, with reference to one or more of the following performance criteria:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);

•	cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);

•	earnings before or after taxes, interest, depreciation, amortization and/or rents;

•	gross or operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total stockholder return);

•	expense targets;

•	margins;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets; and

•	measures of economic value added.

As soon as practicable following the end of the applicable performance period, our compensation committee will certify the attainment of the performance goals and will calculate the award, if any, payable to each participant. Bonus awards will be paid in a lump sum cash payment as soon as practicable following the determination of the applicable amount by our compensation committee. Our compensation committee retains the right to reduce any award in its discretion. The maximum amount payable to a participant in respect of an annual bonus award that is intended to qualify for the “performance-based compensation” exception to Section 162(m) of the Code is $            million.

Termination or Amendment of Plan. Our compensation committee may amend, suspend or terminate the Cash Incentive Plan at any time, provided that no amendment may be made without the approval of our stockholders if the effect of any amendment would be to cause outstanding or pending awards that are intended to qualify for the “performance-based compensation” exception to Section 162(m) of the Code to cease to qualify for this exception.

Stock Option Plan

We adopted the Stock Option Plan (the “2004 Plan”) effective upon the closing of the Tube City Acquisition. The purpose of the 2004 Plan is to provide incentives to persons or entities in a position to contribute to our long-term success, to increase their interest in our welfare and to aid in attracting, retaining and motivating persons of outstanding ability. As of June 30, 2006, there are nonqualified options outstanding under the 2004 Plan to acquire an aggregate of 100,350 shares of our common stock that were granted at an exercise price per share equal to the fair market value of a share on the date of grant. As of June 30, 2006, there are no shares of our common stock that remain available for grants of options under the 2004 Plan. We do not expect to authorize additional grants under the 2004 Plan. The 2004 Plan is administered by our board or such other committee as may be appointed by our board with responsibility for the administration of the 2004 Plan. We expect that the compensation committee will administer the 2004 Plan following the completion of the offering. The compensation committee will have full and final authority to adopt, amend, suspend, waive and rescind such rules and regulations and appoint such agents as it may deem necessary or advisable to administer the 2004 Plan, to correct any defect or supply any omission or reconcile any inconsistency in the 2004 Plan and to construe and interpret the 2004 Plan and any option, grant letter or other instrument under the 2004 Plan and make all other decisions and determinations as may be required under the terms of the 2004 Plan or as it may deem necessary or advisable for the administration of the 2004 Plan.

Unless otherwise determined by the compensation committee and set forth in a grant letter, options granted under the 2004 Plan shall terminate on the 10th anniversary of the date of grant, subject to earlier termination in the event of termination of employment. Upon vesting, options granted under the 2004 Plan may be exercised in accordance with their terms, including, with permission of the compensation committee certain “cashless exercise” arrangements in the event of a change in control. In the event of any reorganization, merger, exchange or issuance of shares of our common stock or other securities or other similar transactions or events involving a change in our capitalization, the compensation committee may in its discretion make equitable adjustment in, among other things, the number and kind of shares of our common stock that may be available for option grants, delivered or deliverable in respect of outstanding options and the exercise price. The 2004 Plan provides for certain repurchase rights in our favor (and, if we choose not to exercise our repurchase rights, in favor of Wellspring Capital and its affiliates) in connection with a grantee’s termination of employment. However, these repurchase rights shall cease to be applicable with respect to any termination of employment occurring on or after the completion of this offering. The compensation committee may, at any time, alter, amend, suspend, discontinue or terminate the 2004 Plan; provided, however, that except as provided above in connection with certain changes in our capitalization, no such action shall adversely affect the rights of grantees with respect to options previously granted under the 2004 Plan.

2006 Equity Award Plan

Prior to the consummation of this offering, we expect to adopt the 2006 Equity Award Plan (the “2006 Plan”) for grants to be made to participants immediately prior to and following the consummation of this offering. The purpose of our 2006 Plan is to give us a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide us with a stock plan providing incentives directly related to increases in our stockholder value.

Administration. Our compensation committee will administer our 2006 Plan. The committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under our 2006 Plan and to adopt, alter and repeal rules, guidelines and practices relating to our 2006 Plan. Our compensation committee will have full discretion to administer and interpret the 2006 Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any of our employees, directors, officers or consultants or of our subsidiaries or their respective affiliates will be eligible for awards under our 2006 Plan. Our compensation committee has the sole and complete authority to determine who will be granted an award under the 2006 Plan.

Number of Shares Authorized. The 2006 Plan provides for an aggregate of                      shares of our common stock to be available for awards. No more than                      shares of our common stock may issued in respect of incentive stock options under our 2006 Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than                    shares of our common stock in any one year. No more than                      shares of our common stock may be granted under our 2006 Plan with respect to performance compensation awards in any one year. If any award is forfeited or if any option terminates, expires or lapses without being exercised, shares of our common stock subject to such award will again be made available for future grant. If there is any change in our corporate capitalization, the compensation committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our 2006 Plan, the number of shares covered by awards then outstanding under our 2006 Plan, the limitations on awards under our 2006 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The 2006 Plan will have a term of ten years and no further awards may be granted after that date.

Awards Available for Grant. The compensation committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards or any combination of the foregoing.

Options. The compensation committee will be authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of Code for incentive stock options, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under our 2006 Plan will be subject to the terms and conditions established by the compensation committee. Under the terms of our 2006 Plan, unless the compensation committee determines otherwise, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant. Options granted under the 2006 Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our compensation committee and specified in the applicable award agreement. The maximum term of an option granted under the 2006 Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for at least six months or have been purchased on the open market, or the compensation committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism or by such other method as our compensation committee may determine to be appropriate.

Stock Appreciation Rights. Our compensation committee will be authorized to award stock appreciation rights (referred to in this prospectus as SARs) under the 2006 Plan. SARs will be subject to the terms and conditions established by the compensation committee. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2006 Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. The terms of the SARs shall be subject to terms established by the compensation committee and reflected in the award agreement.

Restricted Stock. Our compensation committee will be authorized to award restricted stock under the 2006 Plan. Awards of restricted stock will be subject to the terms and conditions established by the compensation committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the compensation committee for a specified period. Unless the compensation committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock is forfeited.

Restricted Stock Unit Awards. Our compensation committee will be authorized to award restricted stock unit awards. Restricted stock unit awards will be subject to the terms and conditions established by the compensation committee. Unless the compensation committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the compensation committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the compensation committee.

Stock Bonus Awards. Our compensation committee will be authorized to grant awards of unrestricted shares of our common stock, either alone or in tandem with other awards, under such terms and conditions as the compensation committee may determine.

Performance Compensation Awards. The compensation committee may grant any award under the 2006 Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals. The committee may establish these performance goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);

•	cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);

•	earnings before or after taxes, interest, depreciation, and amortization;

•	gross or operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total stockholder return);

•	expense targets;

•	margins;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets; and

•	measures of economic value added.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

Amendment. Our 2006 Plan will have a term of 10 years. Our board of directors may amend, suspend or terminate our 2006 Plan at any time; however, stockholder approval to amend our 2006 Plan may be necessary if the law so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in Control. In the event of a change in control (as defined in the 2006 Plan), all outstanding options and equity awards (other than performance compensation awards) issued under the 2006 Plan may, in the discretion of our compensation committee, become fully vested and performance compensation awards will vest, as determined by the compensation committee, based on the level of attainment of the specified performance goals. The compensation committee may, in its discretion, cancel outstanding awards and pay the value of such awards to the participants in connection with a change in control.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under our plans and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options. The Code requires that, for treatment of an option as a qualified option, shares of our common stock acquired through the exercise of a qualified option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”)). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) he actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Stock Bonus Awards. A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the award is made over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the four other officers whose compensation is disclosed in its proxy statement, subject to certain exceptions. The 2006 Plan is intended to satisfy either an exception or applicable transitional rule requirements with respect to grants of options to covered employees. In addition, the 2006 Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards to be awarded as performance compensation awards intended to qualify under either the “performance-based compensation” exception to Section 162(m) of the Code or applicable transitional rule requirements.

Employment Agreements

We have entered into employment agreements with the following named executive officers:

Name	Title	Term of Agreement

I Michael Coslov	Chairman and Chief Executive Officer	December 21, 2004- December 21, 2009

Joseph Curtin	Director, President and Chief Operating Officer of the Tube City Division	December 21, 2004- December 21, 2009

Raymond S. Kalouche	Director, President and Chief Operating Officer of the IMS Division	December 21, 2004- December 31, 2008

J. David Aronson	Executive Vice President-Trading of the Tube City Division	December 21, 2004- December 21, 2009

Thomas E. Lippard	Vice President, General Counsel and Secretary	December 21, 2004- December 21, 2009

The agreements with Messrs. Coslov, Curtin, Aronson, and Lippard include automatic successive one-year renewals on the same terms and conditions unless either party provides the other with 60 days notice of his or its election not to renew. We may offer to extend Mr. Kalouche’s agreement for at least one year beyond its term with at least 60 days’ prior notice to him.

The agreements provide for certain annual base salaries, which we have increased from time to time. The agreements also provide that the executive officer’s base salary may be increased at the discretion of our compensation committee. If our executive officer’s base salary is increased at any time, it may not thereafter be decreased.

Name	Current Base Salary
I Michael Coslov	$1,017,640
Joseph Curtin	535,600
Raymond S. Kalouche	535,600
J. David Aronson	482,040
Thomas E. Lippard	482,040

Each of our named executive officers is eligible to receive an annual bonus which is determined by our board each year based on our achievement of budget targets and other objectives set by our board. The named executive officers are also eligible to participate in all of our employee benefit programs for which our senior executives are generally eligible.

Personal Benefits for Mr. Coslov. Under the terms of Mr. Coslov’s contract, we provide him with premiums for life insurance policies with an aggregate face amount of $14,050,000, dues for various clubs (totaling $79,540 in 2005) and costs and expenses for two automobiles.

Severance

If we terminate the employment of the named executive officer without “Cause,” or the named executive officer terminates his employment for “Good Reason” (each as defined in the respective employment agreements) or with respect to Messrs. Curtin, Aronson and Lippard because we elect not to renew the employment period, then in the case of Messrs. Coslov, Curtin, Aronson, and Lippard, the named executive officer will be entitled to severance payments in an amount equal to a specified multiple of his initial annual base salary, paid ratably over the same number of years as the multiple used to determine the amount, and, in the case of Mr. Kalouche, he will be entitled to a severance payment in an amount equal to three times his base salary in effect when his employment terminates, as summarized in the following table:

	Without Cause/ Good Reason Before or On December 21, 2008	Without Cause/ Good Reason After December 21, 2008 or the Company Elects Not to Renew
Name	Salary	Salary
Mr. Coslov	2x	2x
Messrs. Curtin, Aronson, and Lippard	2x	1x
Mr. Kalouche	3x	3x

In addition to the severance payments, Messrs. Coslov, Curtin, Aronson, and Lippard will be entitled to continued health coverage during the applicable severance period on the same basis coverage was provided before termination of employment. Such coverage will terminate if and when the named executive officer is eligible for comparable coverage under another employer’s health plan. Severance payments are contingent on the named executive officer signing a release of claims against us and are subject to his continued compliance with restrictive covenant provisions (described below).

Mr. Kalouche will also be entitled to receive the severance payment described above if we do not offer to renew his agreement or he terminates his employment within six months following a change in control (as defined in his employment agreement) because (i) he is not offered a position similar to his position at the time of the change in control with similar responsibilities and equal or greater pay, or (ii) he is asked to move his principal office beyond 35 miles from his principal office location at the time of the change in control, or (iii) our acquirer does not assume the obligations under his agreement. If Mr. Kalouche becomes entitled to receive the severance payment, then he will also be entitled to receive:

•	Accrued and unpaid base salary and bonus, if any,

•	All vested deferred compensation,

•	Choice of either 24 months’ continued medical coverage for himself and his dependents on the terms in effect right before termination or $60,000,

•	Outplacement services not to exceed a cost of $20,000, and

•	Prorated bonus for last fiscal year worked.

Mr. Kalouche will also be able to receive his bonus for the year in which his employment is terminated if we offer to extend the term of his agreement past December 31, 2008 and he does not consent.

Terminations other than Without Cause or for Good Reason

If the employment of one of the named executive officers is terminated for any reason other than by us without Cause or by him for Good Reason, the named executive officer will receive his base salary accrued through termination.

Retirement Benefits

The employment agreements with Messrs. Curtin, Aronson and Lippard provide that each executive is entitled to pension benefits of $45,000 annually for a period of 10 years commencing upon the later of separation of service, or age 65, or pension benefits of $25,000 (plus $2,000 for each full year of age attained between ages 55 and 65) annually for a period of 10 years commencing upon separation of service at or after age 55 and before age 65. These annual pension benefits are increased to $50,000 and $30,000 (plus $2,000 for each full year of age attained between ages 55 and 65), respectively, for the year commencing January 1, 2115. These pension benefits will be increased for inflation to the extent the year over year increase in the consumer price index in any given year after 1995 exceeds 10%. The executives are fully vested in their pension benefits. Each executive will forfeit his vested pension benefits if his employment is terminated for any reason other than death or disability prior to age 55 or if, having reached age 55, he subsequently resigns other than for Good Reason, is terminated for Cause or violates the restrictive covenants described below.

Noncompete and Nonsolicit Provisions

The employment agreements also provide that each named executive officer is subject to confidentiality restrictions and noncompete and nonsolicit/no-hire restrictions during his employment and for the following periods thereafter:

Name	Noncompete Period	Nonsolicit/No-Hire Period
Messrs. Coslov, Curtin, Aronson, and Lippard	Greater of 12 months or severance payment period	Greater of 24 months or severance payment period

Mr. Kalouche	18 months (12 months if terminated by us for Cause or by Mr. Kalouche other than for Good Reason or in connection with a change of control or if Mr. Kalouche does not consent to the extension of his agreement)	18 months

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership of Our Common Stock

The following table sets forth information as of July 1, 2006, as to the beneficial ownership of shares of our common stock before and after giving effect to this offering, in each case, by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of the selling stockholders;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

	Shares of Common Stock Beneficially Owned Before This Offering(1)			Shares of Common Stock Beneficially Owned After This Offering(2)
Name and Address of Beneficial Owner(3)	Number of Shares	Percentage of Class	Shares Offered	Number of Shares	Percentage of Class
Mill Services Holdings LLC(4)		84%
I Michael Coslov(5)		11
Joseph Curtin		1
Raymond S. Kalouche		1
J. David Aronson		*
Thomas E. Lippard		*
Alexander E. Carles(4)	—	—		—	—
William F. Dawson, Jr.(4)	—	—		—	—
Greg S. Feldman(4)	—	—		—	—
David C. Mariano(4)	—	—		—	—
Carl M. Stanton(4)	—	—		—	—
Laurence N. Weiss		*
All directors and executive officers as a group (12 persons)		16%

*	Less than 1.0%

(1)	Adjusted to reflect our for one stock split on , 2006.

(2)	Assuming that the underwriters’ over-allotment option is not exercised.

(3)	Unless otherwise indicated, the address of each person listed in this table is c/o Tube City IMS Corporation, P.O. Box 2000, 12 Monongahela Avenue, Glassport, Pennsylvania 15045.

(4)	The address of such stockholder or director is c/o Wellspring Capital Management LLC, 390 Park Avenue, 5th Floor, New York, New York 10022.

(5)	Includes shares held of record by IMC Tube City Holdings Inc. and IMC Tube City Investments, LLC. Mr. Coslov may be deemed to beneficially own the shares held by IMC Tube City Holdings Inc. and IMC Tube City Investments, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Services Agreement

On December 21, 2004, we entered into an amended and restated management services agreement with Wellspring Capital (the “Management Services Agreement”). Pursuant to the Management Services Agreement, Wellspring Capital Management, LLC, an affiliate of Wellspring Capital, provides general advice and counsel in connection with our long-term strategic plans, financial management, strategic transactions and other business matters. We will compensate Wellspring Capital Management for its managerial assistance at a rate of $1 million per year, payable quarterly (tolled but accruing if such payment would be prohibited under our Credit Facility) and reimburse Wellspring Capital Management for reasonable out-of-pocket expenses incurred in providing its services. The Management Services Agreement is effective for an initial term of five years and will be renewed automatically thereafter on a year to year basis unless one party gives 30 days written notice; provided, however, the Management Services Agreement will immediately terminate on the earliest of (i) the date on which it is terminated by Wellspring Capital by providing written notice and (ii) such time that Wellspring Capital Management and its affiliates hold less than 50% of our outstanding equity or voting interests or upon a Change in Control (as defined therein).

Other

Mr. Coslov owns an interest in a partnership that provides private aircraft services. From time to time, both Mr. Coslov and other executives use an aircraft owned by the partnership for company business. When only Mr. Coslov or other of our executive officers use the aircraft for company business, we reimburse Mr. Coslov at the rate charged to him by the partnership for use of the aircraft. In 2005 and the first quarter of 2006, we reimbursed Mr. Coslov $144,562 and $99,505, respectively, for the use of these aircrafts by him and/or other of our executives on company business. The reimbursement for the first quarter of 2006 includes travel in 2005 related to the road show for our withdrawn Canadian income fund offering. We do not reimburse Mr. Coslov for any personal use of the aircraft. Mr. Coslov did not hold any ownership interest in the partnership prior to 2005, and we did not make any reimbursement payments to Mr. Coslov prior to 2005.

Mr. Coslov’s son is employed by us as a vice president of the Tube City Division and received $183,879, $211,931 and $293,638 in aggregate annual salary and other compensation during 2003, 2004 and 2005, respectively.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is qualified in its entirety by reference to the applicable provisions of Delaware law and our articles of incorporation and bylaws. Copies of our articles of incorporation and bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

The following is a summary of the material terms and provisions of our capital stock. Our amended and restated certificate of incorporation authorizes the issuance of             shares of capital stock, divided into             shares of common stock, $0.001 par value per share, and             shares of preferred stock, $             par value per share. As of             , we have             shares of common stock outstanding. We have reserved an additional              shares of common stock for issuance under our stock option plan. All of our outstanding shares of common stock, as well as the shares of common stock issuable upon exercise of outstanding stock options and warrants, are or will be freely tradable without restriction or further registration under the federal securities laws, except to the extent they are held by one of our affiliates, as that term is defined in Rule 144 under the Securities Act.

Stock Split

Prior to the consummation of this offering, we will increase our total authorized number of shares of capital stock, make changes to our charter documents and effect a              to one stock split.

Common Stock

Our common stock is entitled to one vote per share. The holders of common stock have no preemptive rights, cumulative rights, subscription, redemption, sinking fund or conversion rights and preferences. The holders of common stock will be entitled to receive such dividends as our board of directors may declare out of funds legally available for that purpose. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in our assets legally available for the distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All outstanding shares of common stock are validly issued, fully paid and nonassessable.

Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer,

•	acquisition of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Election and Removal of Directors. Our certificate of incorporation provides that our board of directors is divided into three classes. The term of the first class of directors expires at our first annual meeting of stockholders following the offering; the term of the second class of directors expires at our second annual meeting of stockholders following the offering; and the term of the third class of directors expires at our third annual meeting of stockholders following the offering. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. In addition, our directors may only be removed for cause. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Size of Board and Vacancies. Our bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled by the majority vote of our remaining directors in office, except that any vacancy caused by the removal of a director by a majority vote of our stockholders may be filled by a majority vote of our stockholders.

Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of our stockholders to act by written consent at any time when Wellspring Capital and its affiliates do not own a majority of our common stock. Stockholder action must take place at the annual or a special meeting of our stockholders.

Stockholder Meetings. Under our certificate of incorporation and bylaws, only our chairman and our board of directors may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Delaware Anti-takeover Law. Upon completion of the offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Supermajority Voting. Our certificate of incorporation and bylaws provide that amendments to provisions involving special meetings of stockholders, stockholder action by written consent, general powers of the board of directors, the number and tenure of directors, removal of directors, election of directors by means other than written ballot, vacancies on the board and the supermajority amendment provision of the certificate of incorporation and the bylaws shall require an affirmative vote of the holders of not less than 75% of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class.

No Cumulative Voting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (1) for any breach of the director’s duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under provision of Delaware law relating to unlawful payment of dividends or unlawful stock purchases or redemptions of stock; or (4) for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our amended and restated certificate of incorporation provides for the indemnification of our directors and officers and any person who is or was serving at our request as a director, officer, partner, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise and any person who was or is serving at our request as a trustee or administrator under an employee benefit plan to the fullest extent authorized by, and subject to, the conditions set forth, in the Delaware General Corporation Law, against all expenses and liabilities. The indemnification provided under our amended and restated certificate of incorporation includes the right to be paid by us the expenses in advance of any proceeding for which indemnification may be had in advance of its final disposition.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                     .

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general summary of certain material anticipated U.S. federal income tax consequences to a U.S. Holder and to a Non-U.S. Holder, each as defined below, of the acquisition, ownership, and disposition of our common stock. This discussion is based on Code, Treasury regulations promulgated under the Code, administrative pronouncements or practices, and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions discussed herein or that a U.S. court will not sustain such a challenge.

This discussion does not address any U.S. federal alternative minimum tax; U.S. federal estate, gift, or other non-income tax; or any state, local, or non-U.S. tax consequences of the acquisition, ownership, or disposition of our common stock. In addition, this discussion does not address the U.S. federal income tax consequences to beneficial owners of our common stock subject to special rules, including, among other, beneficial owners that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) purchase or hold our common stock as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments, (vi) acquire our common stock as compensation for services or through the exercise or cancellation of employee stock options or warrants, (vii) have a functional currency other than the U.S. dollar, (viii) already own our common stock, or (ix) own directly, indirectly, or constructively 10% or more of the voting power in the Company.

As used herein, a “Holder” means a beneficial owner of our common stock, unless such beneficial owner is a partnership or other entity taxable as a partnership for U.S. federal income tax purposes (a “Partnership”) or an owner or partner in a Partnership. If a beneficial owner is a Partnership or an owner or partner in a Partnership, the U.S. federal income tax consequences generally will depend on the activities of such Partnership and the status of such owner or partner. A beneficial owner that is a Partnership or an owner or partner in a Partnership should consult its own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock.

A “U.S. Holder” means a Holder that is (i) an individual citizen or resident of the U.S. for U.S. federal income tax purposes, (ii) a corporation or other entity taxable as a corporation for U.S. federal tax purposes organized under the laws of the U.S. or any political subdivision thereof, including any State and the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the U.S. and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” means a Holder that is not a U.S. Holder.

This discussion assumes that our common stock has been a capital asset, within the meaning of the Code, in the hands of a Holder at all relevant times.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY. A HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S., OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For U.S. Holders

Distributions on Common Stock

As discussed under “Dividend Policy,” we do not anticipate making a distribution on common stock in the foreseeable future. If we make a distribution on a U.S. Holder’s common stock, however, the U.S. Holder must include as ordinary income the gross amount of such distribution to the extent that such distribution does not exceed our current and accumulated earnings and profits as determined under U.S. federal income tax principles (a “dividend”). The amount of any distribution of property other than U.S. dollars generally will be such property’s fair market value on the date of distribution. A distribution or any portion thereof in excess of our current and accumulated earnings and profits will be treated, first, as a tax-free return of capital, which will reduce the U.S. Holder’s adjusted tax basis in our common stock, thereby increasing the amount of gain or decreasing the amount of loss that such U.S. Holder will recognize on a subsequent taxable disposition of our common stock, and, second, as capital gain, which will be long-term capital gain if such U.S. Holder’s holding period in our common stock on the date of such distribution exceeds one year. Long-term capital gain and, if certain holding period and other requirements are met, dividends received by a non-corporate U.S. Holder before January 1, 2011 generally will be subject to a maximum rate of U.S. federal income tax of 15%. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction.

Sale or Other Taxable Disposition of Common Stock

A U.S. Holder generally will recognize capital gain or loss on the sale, exchange, or other taxable disposition of our common stock in an amount equal to the difference between (a) the amount of U.S. dollars and the fair market value of any other property received and (b) the U.S. Holder’s adjusted tax basis in our common stock. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in our common stock exceeds one year on the date of such sale, exchange, or other taxable disposition. Long-term capital gain received by a non-corporate U.S. Holder before January 1, 2011 generally will be subject to a maximum rate of U.S. federal income tax of 15%. The deductibility of capital loss is subject to limitations.

Information Reporting and Backup Withholding

Under some circumstances, a U.S. Holder may be subject to U.S. information reporting and backup withholding tax on distributions paid on, or proceeds from a disposition of, our common stock. Information reporting and backup withholding will not apply, however, to a U.S. Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a rate of 28%, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

For Non-U.S. Holders

Distributions on Common Stock

As discussed under “Dividend Policy,” we do not anticipate making a distribution on common stock in the foreseeable future. If we make a distribution on a Non-U.S. Holder’s common stock, however, then to the extent that such distribution does not exceed our current and accumulated earnings and profits as determined under U.S. federal income tax principles (a “dividend”), the dividend generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable tax treaty if we have received proper certification of the application of that tax treaty. A Non-U.S. Holder should consult its own tax advisor regarding its entitlement to benefits under an applicable tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if certain tax treaties apply, are attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder) are not subject to U.S. withholding tax, but instead are taxed in the manner applicable to U.S. persons. In that case, we will not be required to withhold U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a rate of 30%, or any lower rate as may be specified in an applicable tax treaty.

Sale or Other Taxable Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange, or other taxable disposition of our common stock unless any one of the following is true:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, under certain tax treaties, is attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder), in which case, the branch profits tax discussed above may also apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

•	the Foreign Investment in Real Property Tax Act, or “FIRPTA,” rules apply because (1) our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the period during which the Non-U.S. Holder holds our common stock or the five-year period ending on the date on which the Non-U.S. Holder disposes of our common stock; and (2) assuming that our common stock constitutes a U.S. real property interest and is treated as regularly traded on an established securities market within the meaning of applicable Treasury regulations, the Non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

We believe that we are not and will not become a USRPHC. There can be no assurance regarding our USRPHC status for the current year or future years, however, because USRPHC status is based on the composition of our assets from time to time and on certain rules whose application is uncertain. We may become a USRPHC in the future.

An individual Non-U.S. Holder who is subject to U.S. tax because he or she was present in the U.S. for 183 or more days during the year of disposition will be taxed on his or her gains, including gains from the disposition of our common stock and net of applicable U.S. losses from dispositions of other capital assets incurred during the year, at a flat rate of 30%. Other Non-U.S. Holders that may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the manner applicable to U.S. persons as discussed above. In addition, if any of this gain is taxable because we are a USRPHC and the selling Non-U.S. Holder’s ownership of our common stock exceeds 5%, the buyer of such common stock may be required to withhold a tax equal to 10% of the amount realized on the sale.

U.S. Federal Estate Tax

Our common stock owned or treated as owned by an individual who is not a U.S. citizen or resident for U.S. federal estate tax purposes will be included in that Non-U.S. Holder’s estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable tax treaty provides otherwise.

Backup Withholding and Information Reporting

Under U.S. Treasury regulations, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to it and any tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the taxing authorities in a country in which the Non-U.S. Holder resides or is established.

Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the Holder has provided the certification described above that it is not a U.S. person (generally satisfied by providing the applicable IRS Form W-8) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.

The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the Non-U.S. Holder either certifies its status as a Non-U.S. Holder in accordance with applicable U.S. Treasury regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through a non-U.S. office of a broker generally will not be reduced by backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has specified connections with the U.S., unless certain conditions are met, the proceeds from that disposition generally will be reported to the IRS but not reduced by backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could adversely affect the prevailing market price of our common stock. Prior to this offering, there has been no public market for our common stock. After completion of the offering, there will be              shares of common stock outstanding. Of these shares, the              shares sold in the offering, or up to              shares if the underwriters fully exercise their option to purchase additional shares, will be freely transferable without restriction under the Securities Act, except by persons who may be deemed to be our affiliates.

In addition to the shares of our common stock sold in this offering, there will be              shares of our common stock outstanding immediately after this offering. Of these shares, all are restricted securities and may be sold into the public market pursuant to Rule 144 and 144(k) under the Securities Act as described below. The below summary of Rules 144 and 144(k) is not intended to be a complete discussion thereof.

Sales of Restricted Shares

An aggregate of              shares held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 and 144(k) under the Securities Act, which are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares will be available for sale in the public market as follows:

•	no shares will be available for immediate sale on the date of this prospectus;

•	commencing 180 days (or earlier if waived by the underwriters) after the date of this prospectus, the expiration date for the lock-up agreements, shares will be available for sale pursuant to Rule 144 and shares will be available for sale pursuant to Rule 144(k), in each case, as further described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Options

Following this offering, we intend to file a registration statement on Form S-8 to register             shares of our common stock reserved for issuance under our option plans and arrangements. As of             , there are outstanding options to purchase              shares of our common stock. All of the shares of our common stock issuable upon the exercise of options under our stock option plans and arrangements would otherwise be freely tradable upon effectiveness of the registration statement on Form S-8 without restrictions under the Securities Act, unless these shares are held by an “affiliate” of ours or subject to other contractual restrictions.

Lock-Up Agreements

We, our executive officers and directors and our stockholders owning substantially all of our common stock (including all of the selling stockholders) have entered into lock-up agreements with Credit Suisse Securities (USA) LLC and UBS Securities LLC under which we and they will not offer, sell, dispose of or hedge any shares of our capital stock or securities convertible or exchangeable for shares of our capital stock, subject to specified exceptions, for a period of time following the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC. See “Underwriting.”

Credit Suisse Securities (USA) LLC and UBS Securities LLC have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC and UBS Securities LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Registration Rights

Pursuant to a Registration Rights Agreement, dated as of December 21, 2004, and entered into in connection with the Tube City Acquisition, Mill Services Holdings LLC has the right to demand that we register for resale shares of our common stock held by Mill Services Holdings LLC. Certain of our existing stockholders, including I Michael Coslov, IMC Tube City Holdings, Inc. and IMC Tube City Investments, LLC (together, the “Coslov Entities”), Joseph Curtin, J. David Aronson, Thomas E. Lippard, Daniel E. Rosati and Laurence N. Weiss (collectively with the Coslov Entities, the “Management Investors”), are entitled to piggyback registration rights whenever we register our equity securities under the Securities Act.

If the managing underwriters of an underwritten demand registration by Mill Services Holdings, LLC advise us in writing that in their opinion, the number of securities to be offered would jeopardize the success of the offering, we will (a) first, include in such registration, to the exclusion of any other securities, the number of securities requested to be registered by Mill Services Holdings LLC and the Coslov Entities; provided, that the Coslov Entities shall be entitled to sell the same proportion of securities owned by them that Mill Services Holdings LLC proposes to sell multiplied by 1.25; (b) second, the securities that we propose to sell; (c) third, any other securities requested to be included in such registration pursuant to the Registration Rights Agreement, pro rata based upon the total number of shares that such holders proposed to include in such registration; and (d) fourth, any other shares of common stock proposed to be included in such registration, pro rata, based upon the total number of shares that such holders proposed to include in such registration.

If the piggyback registration is an underwritten primary registration on behalf of us, and the managing underwriters advise us in writing that, in their opinion, the number of securities to be offered would jeopardize the success of the offering, we will include in such registration (a) first, the securities that we propose to sell, (b) second, the number of securities proposed to be included in such registration by Mill Services Holdings LLC, (c) third, the number of securities proposed to be included in such registration by the Management Investors, pro rata among the respective holders thereof based upon the total number of shares that such holders proposed to include in such registration, and (d) fourth, the number of other shares of common stock proposed to be included in such registration, pro rata among the respective holders thereof based upon the total number of shares that such holders propose to include in such registration. If the piggyback registration is an underwritten secondary registration on behalf of the holders (other than Mill Services Holdings LLC or the Management Investors) of our securities and the managing underwriters advise us that in their opinion the number of securities to be offered would jeopardize the success of the offering, we will include in such registration (a) first, the number of shares of common stock requested to be included by such holders, Mill Services Holdings LLC and the Management Investors, pro rata based upon the number of shares that such holders, Mill Services Holdings LLC and the Management Investors requested to be included, (b) second, the securities that we propose to sell and (c) third, any other securities proposed to be included in such registration.

In connection with the registration described above, including the registration of shares being offered by the selling stockholders in this offering, we are required to indemnify any selling stockholders and bear all fees, costs and expense (except underwriting discounts and selling commissions).

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2006, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, UBS Securities LLC and Jefferies & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Jefferies & Company, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$

Expenses payable by us	$	$	$	$

Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$

Expenses payable by the selling stockholders	$	$	$	$

We estimate that our out of pocket expenses for this offering will be approximately $            .

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS Securities LLC waive, in writing, such an extension.

Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and UBS Securities LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and UBS Securities LLC waive, in writing, such an extension.

Credit Suisse Securities (USA) LLC and UBS Securities LLC have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Credit Suisse Securities (USA) LLC and UBS Securities LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on the Nasdaq Global Market under the symbol “TCMS.”

Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking, financial advisory and lending services for us and our affiliates from time to time, for which they have received customary compensation, and may do so in the future.

UBS Securities LLC acted as joint lead arranger, joint bookrunner and syndication agent for our credit facility. An affiliate of UBS Securities LLC is a participant in our revolving credit facility and would become a lender to us should we borrow under this facility.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation among us, the selling stockholders and the representatives and will not necessarily reflect the market price of our common stock following the offering. The principal factors that were considered in determining the public offering price included

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

NOTICE TO OFFSHORE INVESTORS

Our common stock is being offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus supplement and the accompanying prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, our common stock may be offered to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Our common stock may not be (i) offered or sold, and will not be offered or sold, in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. Whether in Hong Kong or elsewhere, no advertisement, invitation or document relating to our common stock may be or will be directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

This prospectus or any other offering material relating to our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares of common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Our common stock will not be offered or sold directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, our common stock has not been offered or sold and will not be offered or sold in a public offering in (offentliches Angebot) within the meaning of the Act otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

The common stock is being issued and sold outside the Republic of France and, in connection with its initial distribution, the common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in the Republic of France, and the common stock has not been distributed and will not be distributed or caused to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the common stock, and such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated October 1, 1998.

Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of our common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action – Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares of common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass upon the validity of the securities offered in this offering and other legal matters for us. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The consolidated financial statements of Tube City IMS Corporation at December 31, 2005 and 2004, and for the year ended December 31, 2005 and the period October 27, 2004 to December 31, 2004; the consolidated financial statements of Envirosource, Inc. for the period January 1, 2004 to October 26, 2004; and the consolidated financial statements of Tube City Holdings, LLC at December 21, 2004 and December 31, 2003 and for the period January 1, 2004 to December 21, 2004 and the years ended December 31, 2003 and 2002 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, and the consolidated financial statements of Envirosource, Inc. for the year ended December 31, 2003, appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. You may inspect a copy of the registration statement and other reports we have filed with the SEC without charge at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. The SEC’s Internet address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent registered public accounting firm and quarterly reports containing our unaudited financial information. We maintain a web site at www.tubecityims.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

GLOSSARY OF SELECTED TERMS

“Billet” refers to a square form of semi-finished steel that later is rolled into a finished product such as a bar.

“Co-product” refers to metallic and non-metallic by-products of iron and steel manufacturing.

“Co-product processing” refers to the processing of co-products to recover metallics and generate saleable non-metallics. See “metal recovery” and “slag processing.”

“Demurrage” is a charge required as compensation for the delay of a ship, barge, rail car, truck or other cargo beyond its scheduled time of departure.

“Direct reduced iron (DRI)” is an iron concentrate produced from iron ore through a natural gas driven reduction process. DRI is an excellent feedstock as a scrap substitute for electric furnaces used by mini mills.

“F.O.B. pricing” is a trade term requiring the seller to deliver goods “free on board” a vessel designated by the buyer. “F.O.B. shipping point” is the price of material at the point of sale, not including shipping costs. “F.O.B. delivered” is the price of material delivered to the buyer’s destination including shipping costs.

“Hot briquetted iron (HBI)” is direct reduced iron (DRI) that has been processed into briquettes.

“Inclusion” refers to a metal fragment in a steel manufactured product that is removed by surface conditioning. See “surface conditioning.”

“Integrated mill” refers to a steel mill that makes steel by processing iron ore and other raw materials (primarily coke, a coal derivative, and limestone) in blast furnaces, and then refining the molten iron from the blast furnace plus scrap into steel in basic oxygen furnaces. See “scrap.”

“Mass spectrometer” is a device used for mass spectrometry, and produces a mass spectrum of a sample to find its composition. Different chemicals have different masses, and this fact is used in a mass spectrometer to determine what chemicals are present in a sample.

“Material handling” is a term used by us to refer to transportation and movement of materials such as scrap, billets, and slabs using specialized carriers and a variety of mobile equipment.

“Metal recovery” is a term used by us to refer to the separation of valuable metallics from slag. See “slag processing.”

“Mini mill” refers to a steel mill that produces steel by melting scrap or scrap substitutes in electric arc furnaces.

“Raw materials optimization” is a term used by us to refer to the use of internally developed proprietary software for the integration of scrap purchasing with other mill-specific variables to create on a just-in-time basis the most economical scrap menu for a given desired grade of steel. We also refer to “raw materials optimization” as “scrap optimization”.

“Refractory removal” refers to the disassembly of furnace and vessel linings, specifically heat-resistant brick, using specialized equipment and skilled operators.

“Scrap” refers to iron-containing material that generally is remelted and recast into new steel. Integrated mills typically use up to 25% scrap for their basic oxygen furnace charge, and mini mills generally use up to 100% scrap for their electric furnace charge.

“Scrap management services” is a term used by us to refer to the design and construction of receiving, inspection, handling, preparation, delivery, and inventory systems to manage scrap materials to customer specifications.

G-1

“Slab” refers to the most common type of semi-finished steel usually measuring eight-10 inches thick by 30–85 inches wide and average 20 feet long and destined for further processing into strip, sheet, plate, or welded pipe product.

“Slag” refers to the impurities in a molten pool of iron or steel. Fluxes such as limestone may be added to foster the congregation of undesired elements into a slag. Because slag is lighter than liquid iron or steel, it will float on top of the pool, where it can be skimmed.

“Slag processing” is a term used by us to refer to the efficient reclamation of metallics from slag and the conversion of non-metallic slag into commercially saleable aggregate products.

“Surface conditioning” is a term used by us to refer to the removal of inclusions, surface defects and other imperfections from steel mill products, to enhance their further processing for use in high-end commercial applications.

G-2

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Tube City IMS Corporation

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm—Ernst & Young LLP	F-2

Report of Independent Registered Public Accounting Firm—Grant Thornton LLP	F-3

Consolidated Balance Sheets, December 31, 2005 and 2004	F-4

Consolidated Statements of Operations for the Year Ended December 31, 2005 and the Period of October 27, 2004 to December 31, 2004 of the Successor Company and the Period from January 1, 2004 to October 26, 2004 and Year Ended December 31, 2003 of the Predecessor Company

F-5

Consolidated Statements of Changes in Stockholders’ Equity for the Year Ended December 31, 2005 and the Period from October 27, 2004 to December 31, 2004 of the Successor Company and the Period from January 1, 2004 to October 26, 2004 and the Year Ended and December 31, 2003 of the Predecessor Company

F-6

Consolidated Statements of Cash Flows for the Year Ended December 31, 2005 and the Period of October 27, 2004 to December 31, 2004 of the Successor Company and the Period from January 1, 2004 to October 26, 2004 and Year Ended December 31, 2003 of the Predecessor Company

F-7

Notes to Consolidated Financial Statements of Tube City IMS Corporation and Subsidiaries	F-8

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets, March 31, 2006 and December 31, 2005	F-37

Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2006 and 2005	F-38

Condensed Consolidated Statement of Changes in Stockholders’ Equity for the Three Months Ended March 31, 2006	F-39

Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2006 and 2005	F-40

Notes to Condensed Consolidated Financial Statements of Tube City IMS Corporation and Subsidiaries	F-41

Tube City Holdings, LLC

Report of Independent Registered Public Accounting Firm—Ernst & Young LLP	F-49

Consolidated Balance Sheets, December 21, 2004 and December 31, 2003	F-50

Consolidated Statements of Operations for the Period from January 1, 2004 to December 21, 2004 and the Years Ended December 31, 2003 and 2002	F-51

Consolidated Statements of Changes in Members’ Equity (Deficit) for the Period from January 1, 2004 to December 21, 2004 and the Years Ended December 31, 2003 and 2002	F-52

Consolidated Statements of Cash Flows for the Period of January 1, 2004 to December 21, 2004 and the Years Ended December 31, 2003 and 2002	F-53

Notes to Consolidated Financial Statements of Tube City Holdings, LLC and Subsidiaries	F-54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Tube City IMS Corporation

We have audited the accompanying consolidated balance sheets of Tube City IMS Corporation (Successor Company) and Subsidiaries (the Company) as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2005 and the period October 27, 2004 to December 31, 2004 and the consolidated statements of operations, changes in stockholders’ equity, and cash flows of Envirosource, Inc. (Predecessor Company) for the period January 1, 2004 to October 26, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tube City IMS Corporation (Successor Company) and Subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for the year ended December 31, 2005 and the period October 27, 2004 to December 31, 2004 and the consolidated results of operations and cash flows of Envirosource, Inc. (Predecessor Company) for the period January 1, 2004 to October 26, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Pittsburgh, Pennsylvania

March 15, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Envirosource, Inc.

We have audited the accompanying consolidated statements of income, stockholders’ equity and cash flows of Envirosource, Inc. and subsidiaries (a predecessor to Tube City IMS Corporation) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and consolidated cash flows of Envirosource, Inc. and subsidiaries (a predecessor to Tube City IMS Corporation) for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 14, effective July 1, 2003, the Company changed its accounting for mandatorily redeemable preferred stock pursuant to the provisions of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.”

/s/    Grant Thornton LLP

Philadelphia, Pennsylvania

March 10, 2004

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except share and per share data)

	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$16,570	$14,201
Trade receivables, net of allowance for doubtful accounts of $810 and $730 respectively (Note 7):
Trade	130,044	160,184
Related party	1	49
Inventories (Note 8)	18,071	31,851
Prepaid and other current assets	7,823	8,130
Deferred tax asset (Note 6)	8,869	8,012

Total current assets	181,378	222,427
Property, plant and equipment, net (Note 9)	134,632	138,840
Investment in joint venture (Note 10)	760	859
Deferred financing costs, net of accumulated amortization of $80 and $20 respectively (Note 12)	1,763	2,736
Goodwill (Note 11)	179,475	180,087
Other intangibles, net of accumulated amortization of $7,196 and $734 respectively (Note 11)	107,116	113,578
Other noncurrent assets	9,264	3,708

Total assets	$614,388	$662,235

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable:
Trade	$97,531	$137,270
Related party	51	174
Accounts payable overdraft	20,849	29,124
Salaries, wages and related benefits	22,976	24,494
Current taxes payable (Note 6)	—	123
Accrued expenses (Note 7)	9,792	8,967
Current portion of long-term debt (Note 12)	7,018	6,676

Total current liabilities	158,217	206,828
Long-term debt (Note 12)	378,309	320,126
Deferred tax liability (Note 6)	22,402	29,802
Other noncurrent liabilities (Note 7)	20,329	20,097

Total liabilities	579,257	576,853
Commitments and contingencies (Note 22)
Stockholders’ equity:
Common stock:
Par value $.001 per share; shares authorized 2,500,000 issued and outstanding 913,260 at December 31, 2005 and 902,900 at December 31, 2004	1	1
Capital in excess of par value	45,819	90,289
Accumulated deficit	(9,636)	(4,952)
Accumulated other comprehensive (loss) income (Note 25)	(1,053)	44

Total stockholders’ equity	35,131	85,382

Total liabilities and stockholders’ equity	$614,388	$662,235

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars, except share and per share data)

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004	Year Ended December 31, 2003
Revenue:
Revenue from sale of materials	$832,531	$20,122	$—	$—
Service revenue	290,919	34,586	144,048	164,687

Total revenue	1,123,450	54,708	144,048	164,687
Costs and expenses:
Cost of scrap shipments	794,744	14,092	—	—
Site operating costs	207,297	28,044	94,339	111,079
Selling, general and administrative expenses	39,874	3,533	9,679	13,483
Compensation provided as a result of business combinations	—	—	10,019	3,688
Expense associated with withdrawn public offerings (Note 5)	5,028	—	2,129	—
Depreciation	49,623	6,117	20,763	25,061
Amortization	7,039	864	596	952

Total costs and expenses	1,103,605	52,650	137,525	154,263

Income from operations	19,845	2,058	6,523	10,424
Other income (Note 23)	—	—	—	3,144
Loss on early extinguishment of debt (Note 12)	(2,812)	(7,010)	—	(1,448)
Interest expense, net	(23,950)	(2,522)	(8,648)	(9,158)
(Loss) income from equity investments	(99)	10	—	—

(Loss) income before income taxes	(7,016)	(7,464)	(2,125)	2,962
Income tax benefit (expense) (Note 6)	2,332	2,512	224	(990)

Net (loss) income	(4,684)	(4,952)	(1,901)	1,972
Preferred stock dividend requirements	—	—	76	1,002

(Loss) income applicable to common shares	$(4,684)	$(4,952)	$(1,977)	$970

Earnings per share:
Basic and diluted:
Net (loss) income per share	$(5.14)	$(5.48)	$(1.83)	$0.90

Average common shares outstanding	911,302	902,900	1,077,960	1,077,960

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands of dollars, except share data)

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances, December 31, 2002	$1	$126,634	$(24,808)	$(1,805)	$100,022
Comprehensive income:
Net income	—	—	1,972	—	1,972
Translation adjustment, net of tax	—	—	—	925	925
Minimum pension liability adjustment, net of tax	—	—	—	(520)	(520)

Total comprehensive income	—	—	1,972	405	2,377
Cash distribution to stockholders accrued	—	(14,014)	—	—	(14,014)
Preferred stock dividend requirement	—	—	(1,002)	—	(1,002)

Balances, December 31, 2003	$1	$112,620	$(23,838)	$(1,400)	$87,383
Comprehensive income:
Net loss	—	—	(1,901)	—	(1,901)
Translation adjustment, net of tax	—	—	—	212	212
Minimum pension liability adjustment, net of tax	—	—	—	(893)	(893)

Total comprehensive (loss) income	—	—	(1,901)	(681)	(2,582)

Preferred stock dividend requirement	—	—	(76)	—	(76)

Balances, October 26, 2004	$1	$112,620	$(25,815)	$(2,081)	$84,725

SUCCESSOR COMPANY
Balances, October 27, 2004	$—	$—	$—	$—	$—
Issuance of common stock related to Wellspring’s acquisition of Envirosource, Inc., 1 share	—	60,999	—	—	60,999
Issuance of common stock dividend 609,999 shares	1	—	—	—	1
Sale of common stock 155,000 shares	—	15,500	—	—	15,500
Issuance of common stock in exchange for Tube City Holdings, LLC units, 137,900 shares	—	13,790	—	—	13,790
Comprehensive income:
Net loss	—	—	(4,952)	—	(4,952)
Translation adjustment, net of tax	—	—	—	72	72
Minimum pension liability adjustment, net of tax	—	—	—	(28)	(28)

Total comprehensive (loss) income	—	—	(4,952)	44	(4,908)

Balances, December 31, 2004	$1	$90,289	$(4,952)	$44	$85,382
Sale of common stock 10,360 shares	—	1,036	—	—	1,036
Share based compensation costs	—	157	—	—	157
Cash distribution to stockholders	—	(45,663)	—	—	(45,663)
Comprehensive income:
Net loss	—	—	(4,684)	—	(4,684)
Translation adjustment, net of tax	—	—	—	94	94
Loss on fair value of hedging instruments, net of tax	—	—	—	(680)	(680)
Minimum pension liability adjustment, net of tax	—	—	—	(511)	(511)

Total comprehensive (loss) income	—	—	(4,684)	(1,097)	(5,781)

Balances, December 31, 2005	$1	$45,819	$(9,636)	$(1,053)	$35,131

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004	Year Ended December 31, 2003
Cash flows from operating activities:
Net (loss) income	$(4,684)	$(4,952)	$(1,901)	$1,972
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Loss on early extinguishment of debt	2,812	7,010	—	1,448
Depreciation	49,623	6,117	20,763	25,061
Amortization	7,039	864	596	952
Amortization of deferred financing costs	532	20	602	428
Write down of impaired asset	—	—	525	—
Share based compensation costs	157	—	—	—
Deferred income tax	(3,966)	(2,723)	36	—
Loss (gain) on the disposal of equipment	(37)	555	(681)	—
Provision for bad debts	80	32	148	4,532
Increase in provision for stock appreciation rights	—	—	10,019	3,688
Loss (income) from equity investments	99	(10)	—	—
Increase (decrease) from changes in:
Trade receivables	30,108	20,403	(6,343)	(6,849)
Inventories	13,780	916	(208)	—
Prepaid and other current assets	315	1,075	792	631
Other noncurrent assets	(548)	183	(578)	—
Accounts payable and accounts payable overdraft	(48,137)	(15,591)	1,608	3,231
Accrued expenses	(959)	(169)	(1,837)	—
Other non current liabilities	(2,182)	2,983	3,871	—
Other, net	6	(601)	346	(184)

Cash provided by continuing operations	44,038	16,112	27,758	34,910

Cash flows from investing activities:
Capital expenditures	(47,106)	(3,920)	(15,850)	(19,932)
Proceeds from sale of equipment	1,026	562	1,426	3,410
Investment in long-term contract	(5,584)	—	—	—
Acquisitions, net of cash acquired $13,495	—	(228,257)	—	—
Cash flows related to IU international, net	(1,535)	(135)	(744)	(1,190)
Other, net	—	—	—	(852)

Net cash used in investing activities	(53,199)	(231,750)	(15,168)	(18,564)

Cash flows from financing activities:
Revolving credit facility:
Borrowings	163,307	—	4,556	125,064
Repayments	(163,307)	—	(4,556)	(125,088)

Revolving credit facility borrowings (repayments), net	—	—	—	(24)
Issuance of debt	—	—	—	80,000
Less: Cash released (restricted) to complete financing	—	—	31,962	(31,962)

Net proceeds from debt issuance	—	—	31,962	48,038
Borrowings related to acquisitions	—	320,387	—	—
Repayment of predecessor debt and obligations	—	(155,290)	—	—
Issuance of debt	65,000	—	—	—
Repayment of debt	(6,473)	(1,983)	(11,944)	(50,522)
Debt issuance and termination fees	(2,370)	(9,775)	—	(3,158)
Redemption of preferred stock	—	—	(15,461)	(15,128)
Stockholder distributions paid	(45,663)	—	(14,014)	—
Proceeds from issuance of stock	1,036	76,500	—	—

Net cash provided by (used for) financing activities	11,530	229,839	(9,457)	(20,794)

Cash and cash equivalents:
Net increase (decrease) in cash	2,369	14,201	3,133	(4,448)
Cash at beginning of period	14,201	—	3,756	8,204

Cash at end of period	$16,570	$14,201	$6,889	$3,756

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

Note 1 — Nature of Operations

Tube City IMS Corporation (“TC” or the “Company”) is a leading provider of outsourced steel services in North America, with operations at 63 steel mills in the United States, Canada and Europe. Its primary services offered include co-product processing and metal recovery services, scrap management, raw materials procurement and raw materials optimization. The Company provides services to integrated steel mills, minimills and foundries.

On October 26, 2004, a subsidiary of Mill Services Holdings LLC (an affiliate of Wellspring Capital Partners III, L.P.) merged into the Company, whose name was changed from Envirosource, Inc. to Mill Services Corporation with the result that Mill Services Holdings LLC became the holder of all of the outstanding stock of the Company. All financial information for periods as of and prior to October 26, 2004 is for the entity referred to as “Predecessor Company” and all financial information for periods subsequent to October 26, 2004 is for the entity referred to as “Successor Company”.

On December 21, 2004, Successor Company purchased all of the outstanding limited liability company units and all of the outstanding options to purchase limited liability company units of Tube City Holdings, LLC, with the result that Mill Services Corporation became the holder of all of the outstanding limited liability units of Tube City Holdings, LLC. Certain unit holders in Tube City Holdings, LLC rolled over agreed percentages of their limited liability company units in Tube City Holdings, LLC into stock in Successor Company. By amended and restated articles of incorporation, Mill Services Corporation changed its name to Tube City IMS Corporation effective March 14, 2005.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Entities of which the Company owns a majority interest and controls are consolidated; entities of which the Company owns a less than majority interest and does not control, but exercises significant influence over, are not consolidated and are reflected in the consolidated financial statements using the equity method of accounting. All intercompany accounts, transactions, and profits have been eliminated in consolidation.

Use of Estimates

The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Significant items subject to such estimates and assumptions include the depreciation and amortization of properties and intangibles, valuation allowances for accounts receivable and net deferred tax assets, pension obligations, and claims and assessments. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less and are readily convertible into cash. The Company maintains its cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents. Included in accounts payable overdrafts at December 31, 2005 and 2004, are approximately $20.8 million and $29.1 million, respectively, of book overdrafts. Accounts payable overdrafts represent outstanding checks in excess of related cash balances.

The Company’s treasury function uses cash on hand, cash generated by operating activities, and, if necessary, funds available under the Company’s Revolver (see Note 12) to liquidate these outstanding checks when they are presented for payment.

Trade Receivables

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Account balances outstanding longer than the payment terms are considered past due. Provisions are made for estimated uncollectible receivables. The Company’s estimate is based on historical collection experience, a review of current status of receivables, the condition of the general economy and the industry, and judgment. Decisions to charge off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Inventories

Scrap iron and steel inventories are stated at the lower of cost or net realizable value, with cost being determined using the weighted-average method. Goods in transit represent inventories in route to customers under outsource purchasing contracts in which the Company has title at the end of the accounting period. Such inventories are valued at cost, determined by the specific identification method. Spare parts and supplies consist primarily of replacement parts for machinery and equipment and are recorded at the lower of cost or net realizable value, with cost being determined using the first-in, first-out (FIFO) method.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost less accumulated depreciation. Cost in connection with business combinations is based on fair market value at the time of acquisition. Major components of certain significant operating assets are recorded as separate assets with depreciable lives determined independently from the remainder of the asset. Expenditures that extend the useful lives of existing plant and equipment are capitalized, while expenditures for repairs and maintenance that do not extend the useful lives or improve productivity of the related assets are charged to expense as incurred. Interest costs applicable to major asset additions are capitalized during the construction period. The cost of property, plant, and equipment retired or otherwise disposed of and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in current operations.

Depreciation of property, plant, and equipment is computed principally on the straight-line method over the estimated useful lives of assets. (See Note 9 for estimated useful lives by classification.)

Impairment of Long-Lived Assets

Long-lived assets, including property, plant, and equipment and amortizable intangible assets, are reviewed for impairment at least annually whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its recorded amount. Impairment losses are measured as the amount by which carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments, and the fair value of an impaired asset.

During 2004, the Predecessor Company wrote down its investment in one of its joint ventures by $0.5 million due to a declaration of bankruptcy by a customer.

Goodwill and Other Intangible Assets

Goodwill and other indefinite life intangible assets not subject to amortization are recorded at the lower of cost and implied fair value. Finite life intangible assets subject to amortization are recorded at cost less accumulated amortization provided on a straight-line basis over the intangible assets’ estimated useful life. Goodwill and indefinite life intangibles are evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. SFAS No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the goodwill impairment loss, if any. The second step test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill so calculated, an impairment loss is recognized in an amount equal to the excess.

Deferred Financing Cost

Cost associated with negotiation and entering into long-term financing agreements are deferred and amortized on a straight-line basis, which does not differ materially from the effective interest rate method, over the life of the associated agreement. (See Note 12 for deferred financing costs written off.)

Other Noncurrent Assets

Other noncurrent assets principally include acquired contract costs of $5.2 million at December 31, 2005, that are being amortized on a straight-line basis over the term of the services contract, cash surrender value of executive life insurance policies to be used principally to fund certain deferred compensation obligations of $1.0 million and $0.9 million at December 31, 2005 and 2004, respectively, and deposits and other noncurrent assets of $3.1 million and $2.8 million at December 31, 2005 and 2004, respectively.

Derivative Financial Instruments

The Company has entered into interest rate swaps to manage its risk related to its variable interest rate debt. The swaps have been designated as cash flow hedges. Accordingly, they are recorded at fair value. To the extent that the instruments are effective in hedging the related interest rate risk, the adjustments to record the swaps at fair value are recorded in other comprehensive income (see Note 13).

Revenues

Co-product processing, metal recovery, and sales — Income from removal of slag from a furnace and processing it to separate metallic material from other slag components. Metallic material is generally returned to the customer and the nonmetallic material is generally sold to third parties. The Company recognizes revenue from slag processing and metal recovery services when it performs the services and revenue from co-product sales when title and risk of loss pass to the customer. Revenues from these sources are included in service revenue.

Material handling and scrap management services and scrap preparation — Income from receiving, processing, and managing raw material inputs and handling and recording inventory of finished products whereby all of the production is generally completed at the customer’s location. Revenues from these sources are included in service revenue and are recognized at the time the service is performed.

The Company also has two locations that purchase, process, and sell scrap iron and steel inventory for the Company’s own account. The Company recognizes revenue from scrap sales of material, when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or destination depending on terms of sale. Revenues from these sources are included in revenue from sale of material.

Raw materials procurement — Revenue from raw materials procurement, or outsourced purchasing, represents sales to third parties whereby the Company either purchases scrap iron and steel from a supplier then immediately sells the scrap to a customer, with shipment made directly from the supplier to the third-party customer, or the Company earns a contractually determined fee for arranging scrap shipments for a customer directly with a vendor. The Company recognizes revenue from raw materials procurement sales when title and risk of loss pass to the customer, which can be either F.O.B. shipping point or destination depending on terms of sale or when the Company has the right to receive its contractual fee. Revenues from these sources are included in revenue from sale of material.

Surface conditioning — Revenue from removing surface defects and imperfections from steel processed for use in high-end applications. The Company recognizes revenue from surface conditioning services when it performs the services. Revenues from these sources are included in service revenue.

Raw materials optimization — Income from optimization fees represents income from determining, through use of its internally developed and proprietary software, the most economical scrap combination for a given desired grade of steel. The Company recognizes income from optimization fees as the optimization service is provided. Optimization software maintenance fees are recognized in income over the contract life. Revenues from these sources are included in services revenue.

Other revenues — Income from various services including maintenance and machine shop services, equipment rental, dust and debris management, income from services to customers outside of the normal contractual agreement, and gain on asset disposals. The Company recognizes revenue as the service is provided or when the asset is disposed. Machine shop service revenues are recognized as work is performed. Revenue from these sources are included in service revenue.

Freight

All freight costs related to the transportation of scrap iron and steel from the supplier sold F.O.B. delivered to the customer is included in cost of scrap shipments.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach for accounting for income taxes. Statement No. 109 requires assessment of the likelihood of realizing benefits associated with deferred tax assets for purposes of determining whether a valuation allowance is needed for such deferred tax assets. The Company and its subsidiaries file a consolidated U.S. federal income tax return.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, charges to stockholders’ equity for minimum pension liability adjustments, and the cumulative changes in the fair value of hedging derivatives (see Note 25).

Health Insurance

The Company self-insures its employees’ health insurance, using a third-party administrator to process and administer claims. The Company has stop-loss coverage through an insurer, subject to a stated limit per employee. The Company maintains accruals for unpaid claims and claims incurred but not reported based on internal analysis of claims experience and actuarial calculations.

Workers’ Compensation

The Company self-insures its workers’ compensation insurance under a large deductible program. Under this program, the maximum exposure per claim ranges from $0.25 million to $1 million depending on the policy year; stop-loss coverage is maintained for amounts above these limits. The aggregate maximum exposure is limited to a percentage of payroll for each open policy. The Company accrues for this expense in amounts that include estimates for incurred by not reported claims, as well as estimates for the ultimate cost of all known claims. The Company has funds on deposit with the third-party payor insurance carrier who administers the program amounting to $1.3 million at December 31, 2005 and 2004. These funds are included in other current assets.

Per Share Data

Basic net income per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated using the weighted-average number of common shares plus potential dilutive common shares outstanding during the period. The Company had potential dilutive common shares outstanding during 2005 (see Note 16).

Foreign Currency Translation

The financial statements of the Canadian subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the exchange rate as of the balance sheet date. Resulting translation adjustments are recorded in the cumulative translation adjustment account, a separate component of other comprehensive income (expense). Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in net income (loss).

Note 3 — New Accounting Pronouncements

In November of 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs, and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS No. 151 requires that these costs be treated as current period costs regardless if they meet the criteria of “so abnormal.” In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provision of this statement shall be effective for inventory costs incurred during fiscal years beginning after December 31, 2004. The Company adopted this statement on January 1, 2005. It did not have a material impact on the Company’s results of operations, financial position, or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123-R). This statement replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123-R eliminates the ability to account for share-based compensation transactions using the intrinsic method. SFAS 123-R requires such transactions be accounted for using a fair-value-based method that would result in expense being recognized in the Company’s financial statements. SFAS 123-R is effective for fiscal years beginning after June 15, 2005. The Company elected to adopt the statement on October 1, 2005, and recorded $0.2 million of expense during the fourth quarter related to its adoption (see Note 15).

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. This interpretation clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation was effective for the Company’s calendar year ended December 31, 2005, and did not have a material impact on the results of operations, financial position, or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 eliminates the requirement to include the cumulative effect of changes in accounting principle in the income statement and instead requires that changes in accounting principle be retroactively applied. SFAS No. 154 is effective for accounting changes and correction of errors made on or after January 1, 2006, with early adoption permitted. The Company will apply the provisions of this statement beginning on January 1, 2006. However, no significant accounting changes are currently contemplated.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140. This statement resolves issues addressed in Statement 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, and is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect any financial statement implications related to the adoption of this statement.

Note 4 — Business Combinations

On October 26, 2004, a subsidiary of Mill Services Holdings LLC (an affiliate of Wellspring Capital Partners III, L.P.) (Buyers) merged into the Company, whose name was changed from Envirosource, Inc. to Mill Services Corporation (Sellers) with the result that the Buyers became the holder of all of the outstanding stock of the Company. The aggregate purchase price was $137.3 million, which was paid in cash. The sales transaction documentation contains numerous representations, warranties, and indemnification provisions including the Sellers’ promise to indemnify the Buyers against undisclosed liabilities.

The following table summarizes the fair value of the assets acquired and liabilities at the date of acquisition (in thousands):

October 26, 2004
Trade receivables	$25,925
Inventories	1,171
Deferred tax asset	5,340
Other current assets	9,759
Property, plant and equipment	110,598
Goodwill	69,848
Other intangibles	74,489
Other noncurrent assets	2,800

Total assets acquired	299,930

Current liabilities	38,713
Long-term debt	84,150
Deferred tax liability	18,932
Other noncurrent liabilities	20,792

Total liabilities assumed	162,587

Net assets acquired	$137,343

Because the Buyers viewed the Company as an attractive long-term investment, they agreed to a purchase price that exceeded the fair value of the net identifiable tangible assets and recorded intangible assets. The following table details the identifiable intangible assets and goodwill acquired by the Buyers and their respective appraised values and expected amortizable lives (dollars in thousands).

Intangible Asset Class	Estimated Fair Value	Weighted Average Amortization Period
Intangible assets subject to amortization:
Environmental permits	$4,485	20 years
Customer related intangibles	69,914	20 years

Total finite life intangibles	74,399
Trademarks	90	Indefinite

Total identifiable intangible assets	74,489
Goodwill	69,848	Indefinite

Total intangible assets	$144,337

There were no purchased research and development assets acquired and written off in connection with this acquisition. None of the goodwill is expected to be deductible for tax purposes.

During 2005, the Company finalized its purchase price allocation after review of various contingent liabilities and management’s review of independent appraisal of assets. The adjustments made were not material.

On December 21, 2004, the Company purchased all of the outstanding limited liability company units and all of the outstanding options to purchase limited liability company units of Tube City Holdings, LLC, a steel mill services company specializing in scrap metals management, slag processing, and raw materials optimization, with the result that Mill Services Corporation became the holder of all of the outstanding limited liability units of Tube City Holdings, LLC. The aggregate purchase price was $118.2 million, which was paid with $104.4 million in cash and shares of Mill Services Corporation stock with a fair value of $13.8 million as estimated by management based on the acquisition costs of the two acquired entities. The sales transaction documentation contains numerous representations, warranties, and indemnification provisions including the Sellers’ promise to indemnify Wellspring Capital against undisclosed liabilities. By amendment and restatement of articles of incorporation, Mill Services Corporation changed its name to Tube City IMS Corporation effective March 14, 2005. The results of Tube City Holdings, LLC’s operations are included in these financial statements beginning from December 21, 2004.

The following table summarizes the estimated fair value of the assets acquired and liabilities at the date of acquisition (in thousands):

December 21, 2004
Trade receivables	$154,743
Inventories	31,596
Deferred tax asset	2,497
Other current assets	12,645
Property, plant and equipment	30,702
Goodwill	109,627
Other intangibles	39,823
Other noncurrent assets	1,985

Total assets acquired	383,618

Current liabilities	189,066
Long-term debt	65,152
Deferred tax liability	9,856
Other noncurrent liabilities	1,345

Total liabilities assumed	265,419

Net assets acquired	$118,199

Because the Buyers viewed the Company as an attractive long-term investment, they agreed to a purchase price that exceeded the fair value of the net identifiable tangible assets and recorded intangible assets. The following table details the identifiable intangible assets and goodwill acquired by the Buyers and their respective appraised values and expected amortizable lives (dollars in thousands).

Intangible Asset Class	Estimated Fair Value	Weighted Average Amortization Period
Intangible assets subject to amortization:
Trademarks	$15	10 years
Environmental permits	1,265	25 years
Unpatented technology	12,445	9 years
Customer related intangibles	25,948	20 years

Total finite life intangibles	39,673
Trademarks	150	Indefinite

Total identifiable intangible assets	39,823
Goodwill	109,627	Indefinite

Total intangible assets	$149,450

There were no purchased research and development assets acquired and written off in connection with this acquisition. None of the goodwill is expected to be deductible for tax purposes.

During 2005, the Company finalized its purchase price allocation after review of the fair value of certain liabilities. This adjustment was not material.

The following table represents the unaudited pro forma results of operations for the years ended December 31, 2004 and December 31, 2003 of the Successor Company as if the acquisitions of Envirosource, Inc. and Tube City Holdings, LLC had both occurred on January 1 of the respective calendar years (in thousands, except per share data).

	2004	2003
	Unaudited
Revenue	$1,301,104	$674,511
Net income (loss)	1,214	(8,280)
Basic and diluted net income (loss) per share	1.34	(9.17)

The pro forma results are not indicative of the results of operations that would have occurred had the acquisition taken place at the beginning of the period presented nor are they intended to be indicative of results that may occur in the future.

Note 5 — Withdrawn Public Offerings

During 2005, the Company, through a Canadian parent that would have been created in the transaction, prepared a Canadian Income Participating Security (IPS) offering and registered with the Ontario Securities Commission. Changes in the market for similar securities brought about by threatened changes to Canadian tax rulings caused the Company to withdraw its offering. The Company incurred $5.0 million in expenses associated with the offering including, investment bankers, legal, and other professional fees that would normally be recorded as an offset against the proceeds of such an offering. When the offering was withdrawn, these items were charged to operating expense in the year 2005.

During the period from January 1, 2004 to October 26, 2004, the Predecessor Company prepared a similar securities offering. The offering was withdrawn for strategic reasons. The Predecessor Company incurred $2.1 million in expenses associated with the offering including, investment bankers, legal and other professional fees that would normally be recorded as an offset against the proceeds of such an offering. When the offering was withdrawn, these items were charged to operating expense.

Note 6 — Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	Successor Company - December 31,
	2005	2004
Deferred tax assets:
Net operating loss carryforwards	$31,598	$36,566
Pension and post-employment benefits	4,280	4,644
Compensation	2,732	2,362
Legal reserve	613	1,080
Bad debt reserve	1,400	1,485
Inventories	464	166
Workers’ compensation reserve	3,492	3,986
Interest rate swaps	451	—
Alternative minimum tax credit	2,511	2,218
Other	4,139	1,596

Total deferred tax assets	51,680	54,103
Valuation allowance	(18,602)	(17,753)

Total net deferred tax assets	33,078	36,350
Deferred tax liabilities
Identifiable intangibles	(37,075)	(39,782)
Goodwill	(3,057)	(237)
Fixed assets	(6,341)	(13,293)
Other	(138)	(1,276)

Total deferred tax liabilities	(46,611)	(54,588)

Net deferred tax liabilities	$(13,533)	$(18,238)

The Company has federal net operating loss carryforwards, the tax effect of which totals $8.8 million that expire at various dates from 2020 through 2024, and the Company has an Alternative Minimum Tax Credit carryover of $2.5 million, which is carried forward indefinitely. In addition, the Company has state net operating loss carryforwards, the tax effect of which totals $22.8 million that expire at various dates from 2006 through 2025. The tax effects of federal net operating loss carryforwards expire as follows (in thousands):

Date of Expiration December 31 of:	Amounts
2020	$5,784
2021	821
2023	142
2024	2,098

$8,845

Management determined that a valuation allowance is required on $17.8 million of the state net operating loss carryforwards due to state carryover limitations on utilization and apportionment of taxable income. In addition, management has also determined that a valuation allowance of $0.8 million is required related to certain legacy workers’ compensation accruals, the payment of which will be treated as capital losses for tax purposes. To the extent that tax capital losses related to preacquisition workers’ compensation costs and the preacquisition state tax net operating losses (approximately $22.0 million) can be utilized in future periods the benefit of those losses will be treated as an adjustment to allocated purchase price.

The components of income tax expense (benefit) attributable to continuing operations are as follows (in thousands):

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004	Year Ended December 31, 2003
Current:
State	$294	$111	$(497)	$764
Federal	638	—	—	—
Foreign	702	100	237	226

	1,634	211	(260)	990
Deferred:
Federal	(2,134)	(2,213)	—	—
State	(1,621)	(461)	—	—
Foreign	(211)	(49)	36	—

	(3,966)	(2,723)	36	—

	$(2,332)	$(2,512)	$(224)	$990

Income tax expense (benefit) varies from amounts computed by applying the 35% federal statutory rate for the following reasons (in thousands):

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004	Year Ended December 31, 2003
Income tax (benefit) expense at statutory rate	$(2,456)	$(2,612)	$(744)	$1,037
Preferred stock dividend accretion	—	—	—	305
Permanent differences	727	434	468	—
Effect of changes in deferred tax valuation allowance	—	25	756	(849)
Foreign taxes, net of foreign tax credit	70	(10)	(43)	—
Effect of change in deferred state rate	(446)	—	2	—
Effect of state income taxes, net of federal benefit	(227)	(349)	(663)	497

	$(2,332)	$(2,512)	$(224)	$990

No federal or state income taxes have been provided on approximately $6 million of foreign earnings considered to be permanently reinvested in foreign countries.

The American Jobs Creation Act of 2004 (Jobs Act) was signed on October 22, 2004. The Jobs Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. The Jobs Act also provides for a two-year phaseout of the existing extraterritorial income exclusion for foreign sales, viewed to be inconsistent with international trade protocols by the European Union. FASB Staff Position No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (FSP 109-2), provides guidance under SFAS No. 109, for recording the potential impact of the repatriation provisions of the Jobs Act on income tax expense and deferred tax liabilities. FSP 109-2 states that a company is allowed time beyond the financial reporting period of enactment (October 2004) to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FAS 109. The repatriation provision as provided for in FSP 109-2 did not have a material affect on the Company’s operations or financial position.

(Loss) income from continuing operations before income taxes, as shown in the accompanying consolidated statements of operations includes the following components (in thousands):

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004	Year Ended December 31, 2003
Domestic	$(7,839)	$(7,526)	$(2,721)	$2,316
Foreign	823	62	596	646

	$(7,016)	$(7,464)	$(2,125)	$2,962

Note 7 — Other Balance Sheet Information

IU International Obligations

The Company has certain obligations resulting from the 1988 acquisition of IU International Corporation (IU) that are unrelated to current operations. Such obligations were primarily for employee benefits and workers’ compensation insurance claims. At December 31, 2005 and December 31, 2004, such liabilities totaled $8.2 million and $8.4 million, of which $1.5 million and $1.3 million were classified as short-term, respectively.

Other noncurrent liabilities consist of the following (in thousands):

	Successor Company - December 31,
	2005	2004
IU International obligations	$6,831	$7,127
Pension and deferred compensation	8,867	8,070
Fair value of swap agreements	1,131	—
Other noncurrent accrued liabilities	3,500	4,900

	$20,329	$20,097

Allowance for doubtful accounts activity for the periods indicated is as follows (in thousands):

	Successor Company		Predecessor Company
	2005	October 27, 2004 to December 31, 2004	January 1, 2004 to October 26, 2004	2003
Balance at beginning of period	$730	$236	$856	$896
Increase due to purchase of Tube City Holdings, LLC	—	474	—	—
Additions charged to expense	294	32	148	4,532
Amounts written off	(271)	(12)	(768)	(3,971)
Recoveries credited to allowance	57	—	—	(601)

Balance at end of period	$810	$730	$236	$856

Accrued expenses consist of the following (in thousands):

	Successor Company - December 31,
	2005	2004
Accrued taxes other than income	$2,077	$3,229
Accrued professional fees	461	761
Accrued royalty	221	379
Accrued state taxes payable	10	28
Accrued foreign taxes payable	43	107
Accrued maintenance	43	464
Accrued insurance obligation	1,630	340
Accrued interest	809	95
Accrued other	4,498	3,564

	$9,792	$8,967

Note 8 — Inventories

Inventories consisted of the following (in thousands):

	Successor Company - December 31,
	2005	2004
Scrap iron and steel	$2,823	$4,178
Goods in transit	10,964	24,896
Spare parts and supplies	4,284	2,777

	$18,071	$31,851

Note 9 — Property, Plant and Equipment

Property, plant and equipment consist of the following (in thousands):

	Estimated Useful Lives	Successor Company - December 31,
		2005	2004
Land		$723	$723
Buildings and improvements	10-39 years	10,708	10,353
Machinery and equipment	3- 7 years	152,010	113,781
Furniture, fixtures, vehicles, and site preparation	3-10 years	26,367	20,100

		189,808	144,957
Accumulated depreciation and amortization:
Buildings and improvements		(1,980)	(203)
Machinery and equipment		(45,760)	(5,059)
Furniture, fixtures, vehicles, and site preparation		(7,436)	(855)

		(55,176)	(6,117)

		$134,632	$138,840

The Company recorded depreciation expense of $49.6 million during 2005, $6.1 million for the period October 27, 2004 to December 31, 2004, $20.8 million for the period January 1, 2004 to October 26, 2004 and $25.1 million for 2003.

Assets under capital leases included in properties at December 31, 2005 and 2004, approximated $8.3 million and $8.3 million, respectively. Accumulated amortization of assets under capital leases at December 31, 2005 and 2004, amounted to approximately $1.9 million and $0.3 million, respectively. Amortization expense related to assets under capital leases is included in depreciation expense.

Note 10 — Investment in Joint Venture

On October 1, 1998, Tube City, Inc., predecessor to Tube City, LLC, entered into a 50% joint venture with Monongahela Iron and Metal Company, Inc. in the formation of TC/MIMCO Joint Venture, a Pennsylvania general partnership. The partnership was converted to a Pennsylvania limited liability company named TC/MIMCO LLC, effective October 28, 1999 (TC/MIMCO).

The Company accounts for its investment in TC/MIMCO using the equity method. TC/MIMCO principally engages in the purchase, preparation, and sale of scrap. The carrying value of the investment was approximately $760 and $859 at December 31, 2005 and 2004, respectively. The Company’s portion of TC/MIMCO’s loss for the year ended December 31, 2005, was $99 and for the period from the date of acquisition of Tube City Holdings, LLC, the income was not material.

Note 11 — Goodwill and Identifiable Intangible Assets

The Company’s goodwill was created as of October 26, 2004 and December 21, 2004, and in management’s opinion, there has been no impairment as of December 31, 2005.

Goodwill and identifiable intangible assets consist of the following (in thousands):

	Successor Company - December 31,
	2005	2004
Intangible assets subject to amortization
Trademarks	$15	$15
Environmental permits	5,750	5,750
Customer related intangibles	95,862	95,862
Unpatented technology	12,445	12,445

Total finite life intangibles	114,072	114,072
Trademarks	240	240

Total identifiable intangible assets	114,312	114,312
Amortization of intangible assets:
Trademarks	(2)	—
Environmental permits	(264)	(34)
Customer related intangibles	(5,510)	(664)
Unpatented technology	(1,420)	(36)

	(7,196)	(734)

Net identifiable intangibles	107,116	113,578
Goodwill	179,475	180,087

Total intangible assets	$286,591	$293,665

The Company recorded $6.5 million and $0.7 million of amortization expense for finite lived intangibles for the year ended December 31, 2005, and the period October 27, 2004 to December 31, 2004. The estimated amortization expense for finite lived intangibles for the next five years is as follows (in thousands):

2006	$6,462
2007	6,462
2008	6,462
2009	6,462
2010	6,462
Thereafter	74,806

$107,116

Note 12 — Long-Term Debt

Long-term debt is summarized as follows (in thousands):

	Successor Company - December 31,
	2005	2004
Revolving credit facility	$—	$—
First lien term debt	327,192	265,000
Second lien term debt	50,000	50,000
Capital equipment leases	7,445	10,453
Other	690	1,349

	385,327	326,802
Current portion of long-term debt	(7,018)	(6,676)

	$378,309	$320,126

On October 26, 2004, in conjunction with the acquisition by Mill Services Holdings LLC (an affiliate of Wellspring Capital Partners III, L.P.), the Company entered into a $180 million Credit Agreement (the Original Credit Agreement) with a group of lenders led by Bear Stearns Corporate Lending. The agreement provided a $25 million revolving credit facility, a first lien term loan of $125 million, and a second lien term loan of $30 million. Proceeds from the Original Credit Agreement were used to pay off existing debt, provide liquidity, and to finance the October 26, 2004 acquisition.

On December 21, 2004, in conjunction with the Company’s acquisition of Tube City Holdings, LLC, the Original Credit Agreement was amended and restated (the Amended Credit Agreement) to add Tube City Holdings, LLC as a borrower and to increase the committed credit to $370 million. The Amended Credit Agreement increased the existing revolving credit facility to $55 million, increased the first lien term loan to $265 million and increased the second lien term loan to $50 million. Incremental proceeds related to the Amended Credit Agreement were used to finance the acquisition of Tube City Holdings, LLC. In 2004, the Company wrote off $7 million of existing deferred financing costs as a result of this agreement.

On October 25, 2005, in conjunction with a distribution paid to the Company’s stockholders, the Amended Credit Agreement was again amended and restated (the Second Amended Credit Agreement) to increase the committed credit to $443 million. The Second Amended Credit Agreement increased the existing revolving credit facility to $65 million and increased the first lien term loan to $328 million. The second lien term loan remained unchanged at $50 million. Incremental proceeds related to the Second Amended Credit Agreement were used to finance a distribution to stockholders, pay off amounts then outstanding under the revolving credit facility, and for general corporate purposes. The Company incurred $2.4 million of fees in association with the Second Amended Credit Agreement. In connection with this financing, $2.8 million of financing costs were charged to operations during 2005 with the remaining $0.7 million deferred. The remaining deferred financing costs are being amortized over the terms of the related debt.

The Second Amended Credit Agreement provides a variety of affirmative and negative covenants including covenants related to financial performance. The debt is guaranteed by both the Company and its two wholly owned subsidiaries. Substantially all of the Company’s assets have been pledged as collateral for the borrowings. The Second Amended Credit Agreement includes restrictions on the payment of dividends and certain limitations on additional debt incurrence and investments. The Company is not aware of any instances of default under the Second Amended Credit Agreement.

Revolving Credit Facility. The revolving credit facility (the Revolver) provides for revolving loans up to $65 million to be made with variable interest rates based on a margin added to base rate loans and Eurodollar loans, at the Company’s option. The applicable margin is 2.75% for Eurodollar loans and 1.75% for base rate. The Revolver also provides the Company the ability to issue letters of credit. At December 31, 2005, the Company had no borrowings under the Revolver and had outstanding letters of credit of $12.9 million leaving available funds under the Revolver of $52.1 million. The Revolver terminates on October 26, 2009.

First Lien Term. The First Lien Term Note carries a variable interest rate based on a margin added to base rate loans and Eurodollar loans, at the Company’s option. The margin varies between 2.25% and 2.75% for Eurodollar loans and 1.25% to 1.75% for base rate loans depending on the Company’s financial performance. The First Lien Term Note provides for 24 consecutive quarterly principal payments which began on December 31, 2005. Quarterly principal payments through December 2009 are each in an amount of $0.8 million, equal to 0.25% of the original loan amount. The quarterly principal payment due March 31, 2010, is in an amount equal to 23.75% of the original loan amount. The final three quarterly principal payments are each in an amount equal to 24.00% of the original loan amount. The first lien term debt also carries mandatory prepayment provisions which become effective in the first quarter of 2007 based on financial performance. The Company has made all required payments when due. The First Lien Term Note terminates on December 31, 2010.

Second Lien Term. The Second Lien Term Note carries a variable interest rate based on a margin added to base rate loans and Eurodollar loans, at the Company’s option. The margin varies from 5.5% to 6.0% for Eurodollar loans and 4.5% to 5.0% for base rate loans depending on the Company’s financial performance. The Second Lien Term Note matures on October 26, 2011, and provides for a single principal repayment of the entire amount on that date.

Capital Leases. The Company from time to time enters into lease arrangements with unrelated parties to finance the acquisition of equipment used on its job sites. Determinations of whether each arrangement should be treated as a capital or operating lease are made by applying the rules of SFAS No. 13, Accounting for Leases.

The following table sets forth the future minimum lease payments as of December 31, 2005, for all capital lease obligations (in thousands):

2006	$3,571
2007	3,229
2008	1,127
2009	291
2010	—
Thereafter	—

Total minimum lease payments	8,218
Amounts representing interest	(773)

Present value of net minimum lease payments	7,445
Current maturities	(3,086)

Long-term capital lease obligation	$4,359

No new capital leases were entered into during the year ended December 31, 2005 or the period October 27, 2004 to December 31, 2004. Capital leases originating from January 1, 2004 through October 26, 2004 expire in March 2008, and have a weighted average interest rate of 4.25%. Capital leases originating during 2003 expire in 2007 and 2008 and have a weighted average interest rate of 4.2%. Future payments of principal and interest under capital leases are as follows: 2005 — $3.7 million; 2006 — $3.6 million; 2007 — $3.2 million; 2008 — $1.1 million and 2009 — $0.3 million.

At December 31, 2005 principal on the Company’s long-term debt and capital leases are as follows: 2006 — $7.0 million, 2007 — $6.3 million, 2008 — $4.4 million, 2009 — $3.6 million, 2010 — $314.1 million and $50.0 million thereafter.

Note 13 — Derivative Financial Instruments

The Second Amended Credit Agreement required the Company to enter into agreements to provide for a fixed interest rate or interest rate protection on at least 50% of its outstanding term debt. In December 2005, the Company entered into interest rate swap agreements to comply with the Second Amended Credit Agreement and to execute an overall strategy to reduce the risk associated with variable interest rate debt. The Company swapped its variable rate interest payment for fixed payments to reduce the volatility of future cash requirements associated with a portion of its term debt. The swap agreements are derivative financial instruments which the Company designated as cash flow hedging instruments.

The agreements become effective on December 31, 2005, and their terms mirror the terms of the associated term debt. Accordingly, the Company expects the hedge to be highly effective in mitigating the underlying risk as long as the principal of outstanding term debt exceeds the notional amount of the swap agreements.

In 2005, the Company recorded $0.7 million, net of tax of $0.4 million loss via a charge to other comprehensive income to state the interest rate swap agreements at their fair value. The hedge was perfectly effective in mitigating the underlying risk and no portion of the loss was excluded from the evaluation of the hedges effectiveness. The Company does not expect losses to be significant as it makes quarterly interest payments on its term debt in 2006.

Note 14 — Stockholders’ Equity and Redeemable Preferred Stock

Common Stock — At December 31, 2005 and 2004, the Company had 913,260 and 902,900 shares of common stock outstanding, respectively. In March of 2005, the Company sold 10,360 shares of common stock to certain management employees at $100 per share, the estimated fair value.

In October of 2005, the Company declared and paid a distribution to stockholders of $50.00 per share. At the time of the distribution, the Company had an accumulated deficit so the $45.7 million distribution reduced capital in excess of par value.

In connection with the Predecessor Company’s bank refinancing on December 29, 2003, the Predecessor Company authorized a distribution of $13 per share, aggregating to a total of $14.0 million payable to common stockholders. The distribution was paid in January 2004 from cash that was restricted by the refinancing.

Redeemable Preferred Stock — The Predecessor Company had previously issued 269,490 shares of redeemable preferred stock with a liquidation preference of approximately $25 million. Holders of the preferred stock were entitled to cumulative cash dividends accumulating at a per share annual rate of 12% of the liquidation preference. In February 2003, the Company paid $15.1 million to redeem 144,375 shares of preferred stock. In January 2004, the remaining 125,115 shares and accumulated dividends were redeemed at a total redemption price of $15.5 million from cash that was restricted by the December 29, 2003 refinancing.

The remaining restricted cash obtained in the December 29, 2003 refinancing was used to fund $2.1 million of stock based compensation and to pay $0.4 million of legal expenses related to that refinancing.

The preferred stock had a mandatory redemption requirement, and accordingly the Company did not include it in stockholders’ equity. In May 2003, the FASB issued FAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” The statement established standards for clarification and measurement of such instruments. A subsequent FASB staff position (FSP 150-3) required implementation beginning July 1, 2003 for non-public companies contemplating a public registration of securities. Accordingly, as of the date, the Company included accrued preferred stock dividends in interest expense in determining net income on the accompanying statement of operations.

Note 15 — Stock Option Plan and Stock-Based Compensation

In connection with the acquisition of Tube City Holdings, LLC on December 21, 2004, the Company adopted the Tube City IMS Stock Option Plan (the Stock Option Plan) for certain executive and management employees of the Company. In the first quarter of 2005, there were 80,250 options initially issued under this plan at an exercise price per share of $100, the estimated fair value at date of grant. An additional 20,600 options were issued under this plan in June 2005, also at an exercise price per share of $100. There are two types of options: service-based and performance-based. Each grantee receives an equal number of each type. The service-based options vest in four equal annual installments and the performance-based options vest based on a certain stipulated liquidity event or initial public offering event, if certain performance criteria are met.

In the fourth quarter of 2005, the Company paid a distribution of $50 per share on its outstanding common stock. Consistent with the Stock Option Plan, the Option Committee of the Company’s Board of Directors modified the options to reduce the exercise price of the outstanding options from $100 per share to $50 per share. At year-end, all outstanding options had an exercise price of $50 per share.

The following table summarizes the grants, forfeitures, and vesting during 2005:

	Unexercisable	Exercisable	Total
Options outstanding at December 31, 2004	—	—	—
Options granted	100,850	—	100,850
Options forfeited	(500)	—	(500)
Options vesting in 2005	(9,969)	9,969	—

Options outstanding at December 31, 2005	90,381	9,969	100,350

Effective October 1, 2005, the Company adopted SFAS No. 123(R), Share-Based Payment, (SFAS 123(R)). Under the revised standard, companies may no longer account for share-based compensation transactions, such as stock options, using the intrinsic value method as defined in APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Instead, companies are required to account for such equity transactions using an approach in which the fair value of an award is estimated at the date of grant and recognized as an expense over the requisite service period. Compensation expense is adjusted for equity awards that do not vest because service or performance conditions are not satisfied. However, compensation expense already recognized is not adjusted if market conditions are not met. The new standard was adopted using the modified prospective method and beginning with the fourth quarter 2005, the Company reflects compensation expense in accordance with the SFAS 123(R) transition provisions. Under the modified prospective method, the effect of the standard is recognized in the period of adoption and in future periods. Prior periods have not been restated to reflect the impact of adopting the new standard.

Prior to October 1, 2005, the Company accounted for its stock option plan and other stock-based compensation in accordance with APB 25. Under APB 25, for awards which vest without a performance-based contingency, no compensation expense was recognized when the exercise price of the Company’s employee stock options equaled the fair value of the underlying stock at the date of the grant.

As a result of its October 1, 2005 adoption of SFAS 123(R), the Company recorded $0.2 million of compensation expense in the fourth quarter of 2005. The following table displays the impact the adoption of SFAS 123(R) had on the Company’s loss before taxes, net loss, and basic and diluted earnings per share (in thousands, except per share data).

	2005 Prior to the Adoption of SFAS 123R	Impact of Adoption of SFAS 123R	2005 As Reported
Loss before taxes	$(6,859)	$(157)	$(7,016)
Net loss	$(4,588)	$(96)	$(4,684)
Basic and diluted earnings per share	$(5.04)	$(0.10)	$(5.14)

However, if the Company had adopted SFAS 123(R) on January 1, 2005, it would have recorded additional compensation expense related to the fair value of the options for the period from the initial grant of options to the date of adoption of SFAS 123(R), October 1, 2005. The following table illustrates the pro forma effect on operating results and per share information for 2005, had the Company accounted for share-based compensation in accordance with SFAS 123(R) beginning on January 1, 2005 (in thousands, except per share data).

2005
Net (loss) as reported	$(4,684)
Stock-based employee compensation expense determined under fair value method, net of related tax effects	(253)

Pro forma net (loss)	$(4,937)

Earnings per share
Basic and diluted, as reported	$(5.14)
Basic and diluted, pro forma	$(5.42)

Under SFAS 123(R), the fair value of each option granted under the Company’s stock option plans is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 3.899% in 2005; volatility (based on the volatility of similar public companies) of 42.5%; dividend yield of 0.0%, and a weighted expected option life of seven years. The weighted-average fair values of shares issued in 2005 and all shares outstanding at December 31, 2005, was $50.30. The performance-based options vest in four even annual installments and compensation cost is being recognized evenly over the vesting period. The Company expects to recognize additional compensation cost of $1.9 million evenly over the next three years related to the options outstanding at December 31, 2005.

Prior to October 27, 2004, the Predecessor Company provided for stock appreciation rights under the Envirosource, Inc. 2001 Executives and Nonemployee Director Stock Appreciation Rights Plan (the “Plan”). The Plan provided for the issuance of Stock Appreciation Rights (“SARS”) to Plan participants. The Plan initially authorized issuances up to a total of 123,750 SARS. The Plan called for vesting of the SARS over four years; however vesting could be accelerated upon the occurrence of a “Realization Event” as defined in the Plan. Activity in the plan was as follows:

	Successor Company		Predecessor Company
	2005	October 27 to December 31 2004	January 1 to October 26 2004
Number of rights at beginning of period	—	125,473	123,750
Rights issued during the period	—	—	33,000
Rights exercised during the period	—	(125,473)	(31,277)

Number of rights at end of period	—	—	125,473

During 2003, the Company offered to repurchase certain vested SARS then outstanding as of December 31, 2003. Accordingly, all of the outstanding rights (vested and non-vested) were valued as of that date, and the Company recorded $3.7 million of compensation expense, of which $2.1 million was paid in January 2004 in accordance with the repurchase offer.

In June 2004, the Plan was amended, increasing the Plan’s total authorization to 125,500 SARS. In October 2004, in connection with the acquisition of the Company, the vesting of 125,473 rights then outstanding was accelerated pursuant to the terms of the Plan and the Company recorded additional compensation expense of approximately $8.8 million. Total SARS-related compensation expense during the period January 1, 2004 through October 26, 2004 was $10.0 million. The total SARS liability at October 26, 2004 was $11.7 million and was paid to Plan participants on October 29, 2004. Concurrent with the payout, the Plan was terminated.

Note 16 — Earnings per share

For the year ended December 31, 2005, basic and diluted earnings per share were the same. However, the Company had 100,350 options to purchase common stock outstanding at December 31, 2005, the impact of which was not included in 2005 diluted earnings per share due to their antidilutive effect, but which could potentially dilute basic earnings per share in the future. For the period from October 27, 2004 to December 31, 2004, basic and diluted earnings per share were the same as there were no outstanding options or other potential common shares. On December 21, 2004, the Company issued a 609,999 common share dividend for the only share outstanding at that time, and the computations of basic and diluted average shares outstanding have been adjusted retroactively to October 27, 2004, to reflect the effect of the stock dividend at that date.

Note 17 — Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of these instruments. The revolving loan, first lien term loan, second lien term loan, and capital expenditure loans all have variable interest rates and in management’s opinion, the carrying value approximates fair value at both balance sheet dates.

The fair value compared to the carrying value is summarized as follows (in thousands):

	Successor Company - December 31,
	2005	2004
Carrying value of financial instruments in:
Long-term debt (includes current portion)
Revolving credit facility	$—	$—
First lien term	327,192	265,000
Second lien term	50,000	50,000
Capital equipment leases and other	8,135	11,802

Total long-term debt	$385,327	$326,802

Other noncurrent liabilities
Interest rate swaps	$1,131	$—

Fair value
Long-term debt (includes current portion)
Revolving credit facility	$—	$—
First lien term	327,192	265,000
Second lien term	50,000	50,000
Capital equipment leases and other	7,936	12,066

Total long-term debt	$385,128	$327,066

Other noncurrent liabilities
Interest rate swaps	$1,131	$—

Tube City Holdings, LLC purchased an interest rate cap in 2004 for a notional amount of $30,000, declining to $12,000 in 2008 to cap the LIBOR rate at 7%. The carrying value and the fair value are not material.

Note 18 — Operating Segments

The Company has two reportable operating segments, the IMS division and the Tube City division, in addition to its administrative division. The IMS division provides metal recovery, slag processing and other specialized services to steel mills on the mills’ sites. The Tube City division provides scrap management, scrap steel outsource purchasing and raw materials optimization services to integrated steel mills, mini mills and foundries.

Information by reportable segment is as follows (in thousands):

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27 to December 31 2004	January 1 to October 26 2004	Year Ended December 31, 2003
Revenue
IMS Division	$256,540	$33,757	$144,048	$164,687
Tube City Division	866,910	20,951	—	—

	$1,123,450	$54,708	$144,048	$164,687

Earnings before interest, taxes, depreciation and amortization (unaudited for year ended December 31, 2003)				(unaudited)
IMS Division	$62,036	$8,577	$40,030	$40,125
Tube City Division	33,731	748	—
Administrative(1)	(22,171)	(7,286)	(12,148)	(1,992)

	$73,596	$2,039	$27,882	$38,133

Depreciation and amortization
IMS Division	$46,874	$6,760	$21,358	$26,013
Tube City Division	7,324	124	—	—
Administrative	2,464	97	—	—

	$56,662	$6,981	$21,358	$26,013

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004	Year Ended December 31, 2003
				(unaudited)
Revenue
Domestic	$1,110,888	$52,669	$136,335	$156,558
Foreign, principally Canada	12,562	2,039	7,713	8,129

	$1,123,450	$54,708	$144,048	$164,687

Percentage of total revenue contributed by each class of service:
	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004	Year Ended December 31, 2003
IMS Division	22.8%	61.7%	100.0%	100.0%
Tube City Division	77.2	38.3	—	—

	100.0%	100.0%	100.0%	100.0%

The Company recorded $6.0 million of intersegment revenue from the IMS Division to the Tube City Division during the year ended December 31, 2005. These sales were recorded at a transfer price that approximated the mid-point between cost and market. Those sales have been eliminated in the revenues reported by segment.

For the year ended December 31, 2005, the Tube City Division generated revenue from raw materials procurement activities of $755.4 million, material handling, scrap management and preparation services of $106.6 million and raw materials optimization services of $4.9 million. The IMS Division generated revenue from co-product processing, metal recovery and sales of $139.4 million, material or product handling of $72.2 million, surface conditioning of $14.6 million and other services of $30.3 million. Due to the acquisitions of the Predecessor Company and Tube City Holdings, LLC, it is not practical to determine segment revenue by activity for periods prior to 2005.

Reconciliation of earnings before interest, taxes, depreciation and amortization to income before taxes is as follows (in thousands):

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004	Year Ended December 31, 2003
				(unaudited)
Earnings before interest, taxes, depreciation and amortization	$73,596	$2,039	$27,882	$38,133
Less:
Interest	(23,950)	(2,522)	(8,648)	(9,158)
Depreciation	(49,623)	(6,117)	(20,763)	(25,061)
Amortization	(7,039)	(864)	(596)	(952)

(Loss) income before income taxes	($7,016)	($7,464)	($2,125)	$2,962

Revenue from the Company’s three largest customers on a world-wide basis are as follows:

	USS Corp.	AK Steel	IPSCO Steel	Aggregate Percentage of Total Sales
	(Dollars in thousands)
Year ended December 31, 2005	$412,534	$161,985	$38,310	54.5%
Period from January 1 to October 26, 2004	38,175	3,260	18,106	41.3%
Period from October 27 to December 31, 2004	26,820	8,305	4,111	71.7%
Year ended December 31, 2003 (unaudited)	41,320	3,542	19,914	39.3%

	Successor Company December 31,		Predecessor Company
	2005	2004	October 26, 2004	December 31, 2003
Identifiable Assets(2)
IMS Division	$339,735	$328,302
Tube City Division	232,540	285,409
Administrative	42,113	48,524

	$614,388	$662,235

	Successor Company December 31,
	2005	2004
Goodwill
IMS Division	$104,980	$105,888
Tube City Division	74,495	74,199

	$179,475	$180,087

Capital Expenditures(3)
IMS Division	$37,977	$3,920	$16,256	$22,048
Tube City Division	8,200	—	—	—
Administrative	929	—	—	—

	$47,106	$3,920	$16,256	$22,048

Long-lived assets located outside the United States, principally in Canada, amounted to approximately 2% of total long-lived assets at December 31, 2005 and 2004.

(1)	Administrative costs include $10.0 million and $3.7 million of compensation expense for stock appreciation rights in the period ending October 26, 2004 and in 2003, respectively.
(2)	Administrative assets consist principally of the following: in 2005 and 2004 — cash, prepaid expense, deferred financing costs, cash surrender value of officer life insurance and the Glassport, PA administrative office building, furniture and fixtures.
(3)	Includes $– for the period October 27, 2004 to December 31, 2004, $0.4 million for the period January 1, 2004 to October 26, 2004, $2.1 million in 2003, and $3.3 million in 2002 of expenditures financed through capital lease obligations.

Note 19 — Significant Customers and Concentration of Credit Risk

The Company grants credit to its customers, which are principally engaged in the manufacture and processing of ferrous and nonferrous metal products. Two customers of the Company individually accounted for $407.0 million (36.2%) and $143.0 million (12.7%); and $56.8 million (28.6%) and $22.6 million (11.4%) of consolidated gross revenues for the year ended December 31, 2005, and the period October 27, 2004 to December 31, 2004, respectively. Additionally, at December 31, 2005, $47.2 million and $16.4 million of the Company’s receivables were due from two customers. At December 31, 2004, the same two customers accounted for $68.1 million and $22.0 million of the Company’s receivables. The Company conducts business primarily in the United States; it has some Canadian customers and services one mill in Slovakia and one in Serbia. Foreign operations are not material.

Note 20 — Retirement Plans

The Company has several non-contributory defined benefit pension plans covering certain salaried and hourly employees. The plans provide pension benefits that are based on varying levels of service and compensation. Assets of the plans are principally common stocks, fixed income securities and cash equivalents.

The Company’s contributions are based on funding standards established by the Employee Retirement Income Security Act (ERISA) of 1974. Information on the Company’s defined benefit plans are as follows (in thousands):

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004
Change in benefit obligations:
Benefit obligations at beginning of period	$22,472	$22,360	$21,708
Service cost	407	62	359
Interest cost	1,285	215	1,297
Net actuarial losses (gains)	816	(162)	399
Benefits paid	(1,385)	(3)	(1,558)
Plan changes	54	—	43
Translation adjustment	83	—	112

Benefit obligations at end of period	$23,732	$22,472	$22,360

Change in plan assets:
Fair value of plan assets at beginning of year	$17,447	$17,424	$17,578
Actual return on assets	1,349	32	1,309
Employer contributions	260	—	156
Benefits paid	(1,385)	(3)	(1,558)
Plan expenses	(120)	—	(152)
Other	58	(6)	91

Fair value of plan assets at end of year	$17,609	$17,447	$17,424

Funded status	$(6,123)	$(5,025)	$(4,936)
Unrecognized net actuarial loss	1,034	31	2,863
Unamortized prior service cost	54	—	(799)

Net accrued pension cost	$(5,035)	$(4,994)	$(2,872)

Accumulated benefit obligations at December 31, 2005 and December 31, 2004 were $23.7 million and $22.5 million, respectively. Except for one plan, the formulas used to determine the benefits under the Company’s defined benefit plans are not predicated on future salaries of the participants. Accordingly, for those plans, the projected benefit obligations are equal to the accumulated benefit obligations. For the one plan where the benefit formula depends on the future salaries of plan participants, the effect of projected future salary increases was $0.2 million and $0.1 million as of December 31, 2005 and 2004, respectively.

Amounts recognized in the balance sheet at the following dates consist of (in thousands):

	Successor Company - December 31,
	2005	2004
Accrued benefit liability	$(5,964)	$(5,022)
Intangible asset	54	—
Accumulated other comprehensive loss	875	28

Net accrued pension cost	$(5,035)	$(4,994)

The benefit obligations of all defined benefit plans exceeded each plan’s assets at December 31, 2005 and 2004.

Net periodic pension cost (income) for defined benefit plans includes the following (in thousands):

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27 to December 31 2004	January 1 to October 26 2004	Year Ended December 31, 2003
Service cost	$407	$62	$359	$374
Interest cost	1,285	215	1,297	1,374
Expected return on plan assets	(1,401)	(242)	(1,407)	(1,441)
Net amortization and deferral	3	—	(316)	(328)

Net periodic pension cost (income)	$294	$35	$(67)	$(21)

Composition of plan assets at year-end were:

	Successor Company - December 31,
	2005	2004
Equity Securities	62%	62%
Debt securities	35	35
Cash	3	3

	100%	100%

The plan’s investment policy and strategy is to provide for growth of capital with a moderate level of risk by investing assets according to pre-determined asset allocations. The plan’s management committee has issued asset diversification guidelines to the third-party managers of plan assets. Such guidelines include a range of acceptable allocations as follows:

Asset Class	Low	Target	High
Equity securities	45%	60%	75%
Debt securities	25%	35%	50%
Short-term investments	0%	5%	10%

Eligible investments can include certain derivative instruments, including, but not limited to, futures contracts, options, forwards, interest rate swaps, floors and caps. Such investments, however, may be used only for risk management purposes and may not be used for speculative purposes.

Key assumptions used in accounting for the Company’s defined benefit plans were:

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27 to December 31 2004	January 1 to October 26 2004	Year Ended December 31, 2003
Discount rate to determine actuarial value of projected benefit for:
United States Plans	5.75%	5.75%	5.75%	6.25%
Canadian Plans	5.00%	6.00%	6.50%	6.25%
Expected annual long-term rate of return on plan assets:
United States Plans	8.50%	8.50%	8.50%	8.50%
Canadian Plans	6.25%	6.75%	6.75%	6.75%

The Company uses an October 31 measurement date in its actuarial valuations. The expected long-term rate of return for the plan’s assets is based upon the expected return for each of the asset categories noted above.

Expected long-term returns for equity securities are approximately 10% – 11%, returns on fixed income and short-term investments are expected to average 4% – 6% over the long-term.

Estimated contributions to be made in 2006 are $0.3 million, which consist primarily of minimum contributions required by ERISA regulations and Canadian government agencies. Estimated benefit payments over the next five years are: 2006 — $1.2 million, 2007 — $1.2 million, 2008 — $1.0 million, 2009 — $1.5 million, 2010 — $1.1 million. Aggregate benefit payments for the five years 2011 through 2015 are estimated at $8.2 million.

The Company also sponsors several defined contribution retirement plans for which contributions and costs are based on percentages of defined earnings of participating employees. Costs for these plans amounted to approximately $2.0 million in 2005, $0.2 million for the period October 27, 2004 to December 31, 2004, $1.1 million for the period January 1, 2004 to October 26, 2004 and $1.4 million in 2003.

In addition, for the benefit of certain unionized employees, the Company participates in defined benefit multiemployer pension plans, for which reliable information concerning the Company’s share of related estimated plan benefits and assets are not available. Costs for multiemployer pension plans amounted to $4.4 million for the year ended December 31, 2005, $0.5 million for the period October 27, 2004 to December 31, 2004, $2.1 million for the period January 1, 2004 to October 26, 2004 and $2.4 million in 2003.

The Company also participates in several defined contribution multiemployer plans that provide health care and other welfare benefits to certain unionized employees during their working lives and after retirement. Annual costs for these plans amounted to approximately $6.0 million for 2005, $0.4 million for the period October 27, 2004 to December 31, 2004, $1.8 million for the period January 1, 2004 to October 26, 2004 and $2.1 million in 2003.

At December 31, 2005, approximately 43% of the Company’s total workforce was represented by various unions. Labor agreements with these unions expire periodically from March 2006 through December 2011. Approximately 5% of represented employees are covered by collective bargaining agreements that expire in 2006.

The Company has several defined benefit post-employment plans that provide varying amounts of medical and death benefits, primarily to retired employees. The plans are not funded; the Company pays post-employment benefits as required for individual participants.

The following is a detail of the net post-employment benefits other than pension expense for the Company (in thousands):

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27 to December 31, 2004	January 1 to October 26, 2004	Year Ended December 31, 2003
Service cost	$92	$18	$107	$116
Interest cost	355	63	380	397
Amortization of transition obligation	—	—	50	(32)
Amortization of unrecognized actuarial (gain)/loss	—	—	117	105

Net periodic cost	$447	$81	$654	$586

The following sets forth the changes in the benefit obligations during the periods and reconciles the funded status of the post-employment health care plans with the amounts recognized in the balance sheets (in thousands). The post-employment plans are unfunded:

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27 to December 31 2004	January 1 to October 26 2004
Change in benefit obligation:
Benefit obligation at beginning of year	$6,595	$6,595	$6,311
Service Cost	92	18	107
Interest Cost	355	63	380
Net actuarial (gains) losses	(193)	(15)	191
Benefits paid	(466)	(66)	(394)

Benefits obligations at end of year	$6,383	$6,595	$6,595

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—	$—
Employer contributions	466	66	394
Benefits paid	(466)	(66)	(394)

Fair value of plan assets at end of year	$—	$—	$—

Net amount recognized:
Funded status	$(6,383)	$(6,595)	$(6,595)
Unrecognized transition obligation	—	—	533
Unamortized net (gain) loss	(208)	(15)	894

	$(6,591)	$(6,610)	$(5,168)

Post-employment benefit obligations are included in the following balance sheet accounts (in thousands):

	Successor Company - December 31,
	2005	2004
Salaries, wages and related benefits	$(430)	$(431)
Other noncurrent liabilities	(6,161)	(6,179)

Total post-employment liabilities	$(6,591)	$(6,610)

Included in the accrued post-employment benefit obligation at December 31, 2005 and 2004, were $3.4 million and $3.8 million, respectively of post-employment obligations of IU International, an affiliate of the Predecessor Company from whom the Company had assumed certain liabilities.

Assumed health care cost trend rates can have a significant direct effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2005 (in thousands):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost	$25	$(22)
Effect on post-employment benefit obligation	$323	$(289)

Assumptions used in accounting for the post-employment health care benefit plans were as follows for the periods ended:

	Successor Company - December 31,
	2005	2004
Weighted average discount rate	5.75%	5.75%
Health care cost trend rate assumed for next year	11.00%	12.00%
Ultimate health care cost trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2012

The expected cost of retirement benefits other than pensions is charged to expense during the years that the employees render service.

The Company’s post-employment benefit plans provide either limited benefits past age 65 or are covered by individual contracts for payment of health benefit premiums. Accordingly, the Company expects to receive no benefit from Medicare Part D under the Medicare Prescription Drug, Improvement and Modernization Act of 2004.

Certain executives of Tube City, LLC are covered by a Supplemental Executive Retirement Plan (TC SERP) and a Deferred Compensation Plan (TC DCP). The TC SERP provides for pension benefits for a ten-year period after retirement at a fixed amount per year. The assets in the TC SERP are comprised principally of cash surrender value of a universal life insurance policy held in a Rabbi Trust. The liability is recorded at the estimated present value of the benefits under this arrangement. The obligation was increased during 2005 by $0.4 million as a result of changes in the interest rate used to discount the liability from 9.3% in 2004 to 5.5% in 2005. The TC DCP allows for these same key executives to defer a portion of their salaries and self-direct their investments. The assets in this plan are also held in a life insurance policy. Expense under the TC SERP and TC DCP for 2005 and for the period from the date of acquisition through December 31, 2004, was not material.

The following table sets forth the obligations and cash surrender value related to the TC SERP and TC DCP (in thousands):

	Successor Company - December 31,
	2005	2004
Executive Plan Obligations
Supplemental Executive Retirement Plan	$664	$194
Deferred Compensation Plan	479	374

Total obligations included in other noncurrent liabilities	$1,143	$568

Executive Plan Insurance Policies
Supplemental Executive Retirement Plan	$244	$216
Deferred Compensation Plan	441	341

Total assets included in other noncurrent assets	$685	$557

Certain executives of the IMS Division are covered by a Supplemental Executive Retirement Plan (IMS SERP). The IMS SERP is an unfunded plan that is designed to supplement retirement benefits to those executives that are otherwise limited by Section 401(a)(17) of the IRS Code. Interest is credited quarterly to the executive’s individual account balance based on a formula stipulated by the plan. The liability at December 31, 2005 and 2004, was $0.5 million and $0.5 million, respectively. Expense for this plan and benefits paid for 2005 and 2004 were not material.

Note 21 — Supplemental Cash Flow Information

	Successor Company		Predecessor Company
	Year Ended December 31, 2005	October 27 to December 31 2004	January 1 to October 26 2004	Year Ended December 31, 2003
Cash paid during the period for:
Interest (net of amounts capitalized)	$23,237	$2,269	$8,159	$7,900
Income taxes	3,149	211	791	1,000
Non-cash investing and financing activities:	—
Financed insurance premiums:
Change in prepaid and other current assets	—	—	1,296	—
Change in current liabilities	—	—	1,296	—
Capital lease obligations:
Change in property, plant and equipment	—	—	406	2,116
Change in current liabilities	—	—	406	2,116

Amortization in the consolidated statement of cash flows includes amortization of non-cash interest costs, deferred charges and certain intangibles.

Note 22 — Commitments and Contingencies

The Company leases certain equipment, primarily machinery and equipment, under noncancelable operating leases, which expire at various dates through the year 2011. Rent expense was $8.9 million for the year ended December 31, 2005, $1.0 million for the period October 27, 2004 to December 31, 2004, $2.6 million for the period January 1, 2004 to October 26, 2004 and $4.3 million in 2003.

At December 31, 2005, the Company had commitments for capital additions totalling $5.2 million.

Future minimum lease payments due under noncancelable operating leases subsequent to December 31, 2004 are as follows (in thousands):

2006	$6,036
2007	2,268
2008	1,816
2009	1,446
2010	1,237
Thereafter	158

$12,961

In July 2004, International Mill Service, Inc. (IMS) was named as a defendant in an action captioned “Latrobe Steel Company d/b/a Timken Latrobe Steel v. International Mill Service, Inc.” brought in the Court of Common Pleas, Westmoreland County, Pennsylvania, Civil Action-Law, No. 5165-2004. Timken Latrobe, a former steel mill customer of IMS, alleges that IMS breached the contract between Timken Latrobe and IMS by failing to deliver to Timken Latrobe certain pieces of scrap metal. The complaint does not specify the amount of damages, but rather states that the amount is in excess of $30,000. Based on discovery in the case and ongoing settlement negotiations, the Company’s management believes it has adequately provided for the claim and has made the appropriate provision on its balance sheet.

On March 25, 2004, IMS was named as a defendant in an action captioned “Felipe A. Galan et al. v. Kenneth C. Curram, International Mill Services (sic), et al” brought in the Superior Court of New Jersey, Law Division, Middlesex County, Docket No. MID-L-1535-04. The case arises out of an accident that occurred on the premises of an IMS steel mill customer in which an employee of the customer lost his life. The plaintiffs, who are relatives and the estate of the deceased employee, allege that the negligence of IMS was a cause of the fatality. The complaint does not allege any specific amount of damages. IMS is vigorously defending this case, which is still in the discovery phase. Management believes that it has adequately provided for such a claim with its insurance and has made appropriate provisions on its balance sheet.

Two non-operating subsidiaries of the Predecessor Company, along with a landfill and waste management business, were spun-off to stockholders in October 2002. The two former subsidiaries were subject to asbestos-related personal injury claims. Management believes that the Company has no obligation for asbestos-related claims regarding the spun-off subsidiaries. In addition, the Company has been named as a defendant in certain asbestos-related claims relating to lines of business that were discontinued over 20 years ago. Management believes that the Company is sufficiently protected by insurance with respect to these asbestos-related claims related to these former lines of business, and management does not believe that the ultimate outcome will have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company is a party to lawsuits, litigation and proceedings arising in the normal course of business, including, but not limited to regulatory, commercial and personal injury matters. While the precise amount of loss, if any, is not presently determinable, the Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations.

The Company has agreements with certain officers and other employees of the Company. The agreements provide for termination benefits in the event of termination without cause, or in some instances, in the event of a change in control of the Company. These termination benefits will be accounted for when it becomes probable that the event giving rise to the termination benefit will transpire. The aggregate commitment for such potential future benefits at December 31, 2005, was approximately $10.2 million.

Note 23 — Other Income

The Company recorded $3.1 million of other income in 2003, consisting primarily of proceeds from the demutualization and subsequent sale of stock issued by an insurer from which the Company had previously purchased annuity contracts.

Note 24 — Related Party Transactions

The Company paid to its majority owners, Wellspring Capital Partners, LLC, a monitoring fee totaling $1.0 million for 2005, and $0.1 million for the period October 27, 2004 to December 31, 2004. The Company paid to its previous majority owners, Greenwich Street Capital, a monitoring fee totalling $0.6 million for the period January 1, 2004 to October 26, 2004 and $0.8 million in 2003.

The Company made payments for aircraft rental services to a company that is partially owned by I Michael Coslov, Chairman and Chief Executive Officer of the Company. Amounts incurred and charged to selling, general and administrative expense were $145,000 for the year ended December 31, 2005 and $ – for the period October 27, 2004 to December 31, 2004.

Note 25 — Other Comprehensive Income (Loss)

Components of other comprehensive income (loss) consist of the following (in thousands):

	Successor Company - December 31,
	2005	2004
Minimum pension liability net of $289 tax in 2005	$(539)	$(28)
Foreign currency translation adjustments	166	72
Fair value of hedging instruments, net of $451 tax	(680)	—

Total other comprehensive (loss) income	$(1,053)	$44

Note 26 — Subsequent Events

In the first quarter of 2006, the Company acquired all of the outstanding stock of two enterprises, U.S. Ferrous Trading and Auximetal. U.S. Ferrous Trading specializes in providing outsourced purchasing services related to large volume international shipments. Auximetal is a sole-site provider of outsourced mill services to a steel mill outside of Marseille, France.

In total, the Company paid $1.5 million to acquire these entities. The Company may also pay contingent consideration of up to $2.7 million based on the operating performance of the acquired entities for the next six years. The Company is in the process of determining the fair value of the assets acquired and the liabilities assumed.

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except share data)

	March 31, 2006	December 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,291	$16,570
Accounts receivable, net of allowance for doubtful accounts of $733 and $810, respectively:
Trade	149,618	130,044
Related party	—	1
Inventories	21,304	18,071
Prepaid and other current assets	7,371	7,823
Deferred tax asset	8,785	8,869

Total current assets	195,369	181,378

Property, plant and equipment, net	133,097	134,632
Investment in joint venture	—	760

Deferred financing costs, net of accumulated amortization of $191 and $80, respectively	1,652	1,763
Goodwill	180,211	179,475
Other intangibles, net of accumulated amortization of $8,808 and $7,196, respectively	106,003	107,116
Other noncurrent assets	13,738	9,264

Total assets	$630,070	$614,388

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable:
Trade	$104,672	$97,531
Related party	—	51
Accounts payable overdraft	33,165	20,849
Salaries, wages and related benefits	17,454	22,976
Accrued expenses	10,983	9,792
Current portion of long-term debt	6,825	7,018

Total current liabilities	173,099	158,217

Long-term debt	378,972	378,309
Deferred tax liability	22,631	22,402
Other noncurrent liabilities	18,603	20,329

Total liabilities	593,305	579,257

Stockholders’ equity:
Common stock:
Par value $.001 per share; shares authorized 2,500,000; 913,260 shares issued and outstanding at March 31, 2006 and December 31, 2005	1	1
Capital in excess of par value	45,976	45,819
Accumulated deficit	(10,477)	(9,636)
Accumulated other comprehensive income (loss)	1,265	(1,053)

Total stockholders’ equity	36,765	35,131

Total liabilities and stockholders’ equity	$630,070	$614,388

The accompanying notes are an integral part of these condensed consolidated financial statements

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands of dollars, except share and per share data)

	Three Months Ended March 31,
	2006	2005
Revenue:
Revenue from sale of materials	$232,024	$254,080
Service revenue	76,053	73,258

Total revenue	308,077	327,338
Costs and expenses:
Cost of scrap shipments	221,871	246,822
Site operating costs	56,276	49,839
Selling, general and administrative expenses	10,120	10,243
Depreciation	11,746	11,866
Amortization	1,804	1,675

Total costs and expenses	301,817	320,445

Income from operations	6,260	6,893
Other expense:
Interest expense, net	(8,050)	(5,023)
(Loss) income from equity investments	(5)	25

(Loss) income before income taxes	(1,795)	1,895
Income tax benefit (expense)	954	(453)

Net (loss) income	$(841)	$1,442

(Loss) income per share:
Basic and diluted:
Net (loss) income	$(0.92)	$1.59
Average common shares outstanding (basic and diluted)	913,260	905,317

The accompanying notes are an integral part of these financial condensed consolidated statements

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(Unaudited)

(In thousands of dollars)

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total
Balances, December 31, 2005	$1	$45,819	$(9,636)	$(1,053)	$35,131
Comprehensive income:
Net loss	—	—	(841)	—	(841)
Translation adjustment	—	—	—	(4)	(4)
Gain on fair value of hedging instrument	—	—	—	2,322	2,322

Total comprehensive (loss) income:	—	—	(841)	2,318	1,477
Share-based compensation costs	—	157	—	—	157

Balances, March 31, 2006	$1	$45,976	$(10,477)	$1,265	$36,765

The accompanying notes are an integral part of these condensed consolidated financial statements

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands of dollars)

	Three Months Ended March 31
	2006	2005
Cash flows from operating activities:
Net (loss) income	$(841)	$1,442
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	11,746	11,866
Amortization	1,804	1,675
Amortization of deferred financing costs	111	128
Deferred income tax	(1,225)	647
(Gain) loss on the disposal of equipment	(168)	102
Provision for bad debts	(77)	(124)
Non cash share based compensation cost	157	—
Loss (income) from equity investments	5	(25)

Increase (decrease) from changes in:
Accounts receivables	(16,655)	33,547
Inventories	(3,233)	10,188
Prepaid and other current assets	716	2,031
Other noncurrent assets	(1,254)	(142)
Accounts payable and cash overdraft	18,289	(57,889)
Accrued expenses	(5,662)	(7,868)
Other non current liabilities	(594)	(782)
Other, net	(83)	44

Net cash provided by (used in) operating activities	3,036	(5,160)

Cash flows from investing activities:
Capital expenditures	(7,645)	(11,678)
Proceeds from sale of equipment	687	378
Acquisitions, net of cash acquired of $56	(1,733)	—
Investment in other noncurrent assets	(500)	—
Cash flows related to IU international, net	(294)	(371)

Net cash used in investing activities	(9,485)	(11,671)

Cash flows from financing activities:
Revolving credit facility:
Borrowings	—	51,807
Repayments	—	(44,807)

Revolving credit facility borrowings, net	—	7,000
Repayment of debt	(1,830)	(2,067)
Proceeds from issuance of shares	—	1,036

Net cash (used for) provided by financing activities	(1,830)	5,969

Cash and cash equivalents:
Net decrease in cash	(8,279)	(10,862)
Cash at beginning of period	16,570	14,201

Cash at end of period	$8,291	$3,339

The accompanying notes are an integral part of these condensed consolidated financial statements

TUBE CITY IMS CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 31, 2006

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for future periods. The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all the notes required by generally accepted accounting principles for complete financial statements.

For further information, refer to the Tube City IMS Corporation and Subsidiaries consolidated financial statements and related notes for the year ended December 31, 2005 included on pages F-4 to F-36 of this Form S-1. The Company acquired certain assets and assumed certain liabilities of U.S. Ferrous Trading (“USFT”) and acquired all of the outstanding stock of Auximetal SAS (“Auximetal”). The results of these acquisitions were consolidated into the Company’s results as of the dates of their respective acquisitions. See Note 3 — Business Combinations.

Note 2 — Nature of Operations

Tube City IMS Corporation (“Company”) is a leading provider of outsourced steel services in North America, with operations at 66 steel mills in the United States and Canada, a steel mill in France and two steel mills in Eastern Europe. Its primary services offered include slag processing and metal recovery services, scrap management, scrap steel outsource purchasing and raw materials optimization. The Company provides services to integrated steel mills, minimills and foundries.

Note 3 — Business Combinations

In January of 2006, the Company acquired certain assets and assumed certain liabilities of U.S. Ferrous Trading (“USFT”), which specializes in providing outsourced purchasing services related to large volume international shipments of raw materials. In March of 2006, the Company acquired all of the outstanding stock of Auximetal, a single site provider of outsourced mill services to a mill outside of Marseille France. The results of operations of these acquisitions were consolidated into the Company’s financial statements from the date of each acquisition. The assets of USFT were acquired on January 12, 2006 and the outstanding stock of Auximetal was acquired on March 1, 2006. The Company’s results of operations for the first quarter of 2006 would not have differed materially had these acquisitions occurred on January 1, 2006.

The Company’s results of operations for the first quarter of 2005 would not have differed materially if Auximetal had been acquired on January 1, 2005. The following table presents pro-forma adjustments and results for the first quarter of 2005 as though the Company had acquired USFT on January 1, 2005 (in thousands, except per share data);

	Three Months Ended March 31, 2005
	Tube City IMS Corporation As Reported	Tube City, IMS Corporation Pro Forma
Total revenue	$327,338	$355,547
Net income	1,442	1,631
Basic and diluted EPS	1.59	1.80

To acquire USFT, the Company paid approximately $0.8 million and may pay additional contingent consideration of up to $1.0 million based on the operating performance of USFT over the next four years. The following table summarizes the fair value of assets acquired at the date the Company acquired USFT based on preliminary estimates (in thousands);

January 12, 2006
Other current assets	$7
Intangible assets	736
Other noncurrent assets	7

Total assets acquired	$750

Because the Company viewed USFT as an attractive long-term investment, we agreed to a purchase price that exceeded the fair value of the net identifiable tangible assets and recorded intangible assets. We initially have assigned the entire excess of the purchase price over the identifiable tangible assets to goodwill, although a review and appraisal process may result in the recording of identifiable and amortizable intangible assets. We expect to finalize the allocation of the purchase price to the estimated fair value of the assets acquired in 2006 pending review and finalization of independent appraisals.

To acquire Auximetal, the Company paid approximately $0.9 million and may pay additional contingent consideration of up to $1.7 million based on the operating performance of Auximetal over the next six years. The following table summarizes the fair value of assets acquired and liabilities assumed at the date the Company acquired Auximetal based on preliminary estimates (in thousands);

At March 1, 2006
Trade receivables	$1,964
Other current assets	256
Property, plant and equipment, net	3,020
Intangible assets	491
Other noncurrent assets	176

Total assets acquired	5,907
Current liabilities	2,741
Long-term debt	2,300

Total liabilities assumed	5,041

Net assets acquired	$866

Because the Company also viewed Auximetal as an attractive long-term investment, we agreed to a purchase price that exceeded the fair value of the net identifiable tangible assets and recorded intangible assets. We initially have assigned the entire excess of the purchase price over the identifiable tangible assets to customer related intangible assets, although a review and appraisal process may result in the recording other identifiable intangible assets or goodwill. We expect to finalize the allocation of the purchase price to the estimated fair value of the assets acquired in 2006 pending review and finalization of independent appraisals. This review may impact the amount of intangible assets recorded and affect the amount of amortization and depreciation expense in future periods.

Note 4 — Earnings Per Share

The calculation of basic earnings per share for the quarters ended March 31, 2006 and 2005 is based on the weighted average number of common shares outstanding during the period. Diluted net income per share is calculated using the weighted-average number of common shares plus dilutive potential common shares outstanding during the period. The stock option plan discussed in Note 10 is deemed not to have a dilutive effect on the currently outstanding common shares during the three months ended March 31, 2005. For the three months ended March 31, 2006, the Company recorded a net loss, so the outstanding options would have had an anti-dilutive effect on earnings per share. Thus, basic and dilutive average shares outstanding for the three months ended March 31, 2006 and 2005 are the same.

Note 5 — Inventories

Inventories consisted of the following (in thousands):

	March 31, 2006	December 31, 2005
Scrap iron and steel	$4,926	$2,823
Goods in transit	12,086	10,964
Spare parts and supplies	4,292	4,284

	$21,304	$18,071

Note 6 — Income Taxes

The income tax benefit for the first quarter of 2006 reflects an estimated annual effective tax rate of 53%. This provision is based on an estimated annual effective rate, which requires management to make its best estimate of forecasted pre-tax income for the year. The estimated effective tax rate for 2006 differs from the statutory rate of 35% due principally to state taxes, foreign taxes and permanent differences.

The income tax provision for the first three months of 2005 reflects an estimated annual effective tax rate of 24%. The estimated effective tax rate for 2005 differs from the statutory rate of 35% due principally as a result of permanent differences, state income and a foreign deferred tax adjustment.

Note 7 — Long-Term Debt

The Company’s long-term debt consisted of the following (in thousands);

	March 31, 2006	December 31, 2005
Revolving credit facility	$—	$—
First lien term debt	326,372	327,192
Second lien term debt	50,000	50,000
Capital equipment leases	6,698	7,445
Debt assumed in Auximetal acquisition	2,300	—
Other	427	690

	385,797	385,327
Current portion of long-term debt	(6,825)	(7,018)

	$378,972	$378,309

The Company’s revolving credit facility (“the Revolver”) provides for revolving loans up to $65 million and the ability to issue letters of credit. At March 31, 2006 and December 31, 2005 the Company had no borrowings outstanding under the Revolver but had outstanding letters of credit of $12.5 million and $12.9 million, respectively, leaving available funds under the Revolver of $52.5 million and $52.1 million, respectively.

In May of 2006 the Company paid $2.6 million to voluntarily pay off the debt it had assumed in the Auximetal acquisition.

Note 8 — Derivative Financial Instruments

The Company’s credit agreements required that we enter into agreements to provide for a fixed interest rate or interest rate protection on at least 50% of outstanding term debt. In December of 2005, the Company entered into interest rate swap agreements to comply with this requirement and to execute an overall strategy to reduce the risk associated with variable interest rate debt. The Company swapped its variable rate interest payment for fixed payments to reduce the volatility of future cash requirements associated with term debt. The swap agreements are derivative financial instruments which the Company designated as cash flow hedging instruments.

The agreements became effective on December 31, 2005 and their terms mirror the terms of the associated term debt. Accordingly, the Company expects the hedge to be highly effective in mitigating the underlying risk as long as the principal amount of outstanding term debt exceeds the notional amount of the swap agreements.

In the first quarter of 2006, the Company recognized $0.3 million in additional interest expense related to the swap agreements. The Company also recorded a $2.3 million gain (net of tax of $1.5 million) via a credit to other comprehensive income to state the interest rate swap agreements at their fair value of $2.7 million.

Note 9 — Stockholders’ Equity

During the first quarter of 2005, certain employees of the Company purchased 10,360 shares of common stock at fair market value. The total amount paid of $1,037 was credited to additional paid-in capital.

Note 10 — Stock-Based Compensation

In connection with the acquisition of Tube City Holdings, LLC on December 21, 2004, the Company adopted the Tube City IMS Stock Option Plan (“Stock Option Plan”) for certain executive and management employees of the Company. In the first quarter of 2005, there were 80,250 options initially issued under this plan at an exercise price per share of $100, the estimated fair value at date of grant. An additional 20,600 options were issued under this plan in June 2005, also at an exercise price per share of $100. There are two types of options: service-based and performance-based. Each grantee receives an equal number of each type. The service-based options vest in four equal annual installments and the performance-based options vest based on a certain stipulated liquidity event or initial public offering event, if certain performance criteria are met.

As of March 31, 2005, the 80,250 options that had been issued in January 2005 remained outstanding and unexercisable.

The following table summarizes forfeitures during the first quarter of 2006. No options were granted during the first quarter of 2006 and no options vested:

	Unexercisable	Exercisable	Total
Options outstanding at December 31, 2005	90,381	9,969	100,350
Options forfeited	(437)	(63)	(500)

Options outstanding at March 31, 2006	89,944	9,906	99,850

In the fourth quarter of 2005, the Company authorized and paid a distribution of $50 per share on its outstanding common stock. Under an existing provision of the Stock Option Plan, the Option Committee of the Company’s Board of Directors modified the options to reduce the exercise price of the outstanding options from $100 per share to $50 per share. Accordingly at March 31, 2006 and December 31, 2005, all outstanding options had an exercise price of $50 per share. At March 31, 2005, all outstanding options had an exercise price of $100 per share.

Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123-R”). Under the revised standard, companies may no longer account for share-based compensation transactions, such as stock options, using the intrinsic value method as defined in APB

Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”). Instead, companies are required to account for such equity transactions using an approach in which the fair value of an award is estimated at the date of grant and recognized as an expense over the requisite service period. Compensation expense is adjusted for equity awards that do not vest because service or performance conditions are not satisfied. However, compensation expense already recognized is not adjusted if market conditions are not met. The new standard was adopted using the modified prospective method and beginning with the fourth quarter 2005, the Company reflects compensation expense in accordance with the SFAS 123-R transition provisions. Under the modified prospective method, the effect of the standard is recognized in the period of adoption and in future periods. Prior periods have not been restated to reflect the impact of adopting the new standard.

Prior to October 1, 2005, the Company accounted for its stock option plan and other stock-based compensation in accordance with APB 25. Under APB 25, for awards which vest without a performance-based contingency, no compensation expense was recognized when the exercise price of the Company’s employee stock options equaled the fair value of the underlying stock at the date of the grant.

The Company recorded compensation expense of approximately $0.2 million in the first quarter of 2006 related to share-based incentive plans. The following table illustrates the pro forma effect on operating results and per share information for the first quarter of 2005, had the Company accounted for share-based compensation in accordance with SFAS 123R beginning on January 1, 2005 (in thousands, except per share data);

Three Months Ended March 31, 2005
Net income as reported	$1,442
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects	(74)

Pro forma net income	$1,368

Earnings per share:
Basic and diluted, as reported	$1.59
Basic and diluted, pro forma	$1.51

Note 11— Operating Segments

The Company has two reportable operating segments, the IMS Division and the Tube City Division, in addition to its administrative division. The IMS Division provides metal recovery, slag processing and other specialized services to steel mills on the mills’ sites. The Tube City Division provides scrap management, scrap steel outsource purchasing and raw materials optimization services to integrated steel mills, minimills and foundries.

Information by reportable segment is as follows (in thousands):

	Three Months Ended March 31,
	2006	2005
Revenues
IMS Division	$67,145	$62,147
Tube City Division	240,932	265,191

	$308,077	$327,338

Earnings before interest taxes depreciation and amortization
IMS Division	$15,111	$16,374
Tube City Division	8,434	8,507
Administrative	(3,740)	(4,422)

	$19,805	$20,459

Depreciation and amortization
IMS Division	$11,417	$11,267
Tube City Division	1,690	1,793
Administrative	443	481

	$13,550	$13,541

	March 31, 2006
Identifiable assets
IMS Division	$341,634
Tube City Division	254,119
Administrative	34,317

	$630,070

	Three Months Ended March 31,
	2006	2005
Percentage of total revenue contributed by each class of service:
IMS Division	22%	19%
Tube City Division	78%	81%

The following table provides a reconciliation of earnings before interest, taxes, depreciation and amortization to (Loss) income before tax for the periods indicated (in thousands):

	Three Months Ended March 31,
	2006	2005
Earnings before interest, taxes, depreciation and amortization	$19,805	$20,459
Less: Depreciation and amortization	(13,550)	(13,541)
Interest expense	(8,050)	(5,023)

(Loss) income before income taxes	$(1,795)	$1,895

Note 12 — Retirement and Pension Plans

The following table reports net periodic pension costs for the Company and includes the components of net pension expense recognized under SFAS No. 87, Employers’ Accounting for Pensions for the three months ended March 31, 2006 and 2005 in accordance with the interim disclosure requirements of SFAS No. 132-R, Employers’ Disclosures about Pension and Other Postretirement Benefits, an update of SFAS Nos. 87, 88, and 106 (in thousands);

	Three Months Ended March 31,
	2006	2005
Service cost	$53	$99
Interest cost	345	323
Expected return on plan assets	(353)	(359)
Net amortization and deferral	2	—

Net periodic pension costs	$47	$63
Other plans:
Defined contribution	854	581
Multi-employer pension plans	1,069	955

Total other plans:	1,923	1,536

Total net pension expense	$1,970	$1,599

In the first three months of 2006, the Company made contributions to its defined benefit pension plans totaling $0.1 million. For the full year 2006, the Company estimates that it will make employer contributions to its defined benefit pension plans of approximately $0.3 million.

The following table reports net periodic cost for the Company’s other post-employment benefit plans (in thousands):

	Three Months Ended March 31,
	2006	2005
Service cost	$25	$23
Interest cost	125	89

Net periodic cost	$150	$112

The Company does not expect to contribute to the other post-employment benefit plan in 2006 and intends to pay benefit claims as they become due. As of March 31, 2006, $0.1 million of other post-employment benefits have been paid.

The Company’s post-employment benefit plans provide either limited benefits past age 65 or are covered by individual contracts for payment of health benefit premiums. Accordingly, the Company expects to receive no benefit from Medicare Part D under the Medicare Prescription Drug, Improvement and Modernization Act of 2004.

Note 13 — Commitments and Contingencies

On March 25, 2004, IMS was named as a defendant in an action captioned, “Felipe A. Galan et al. v. Kenneth C. Curram, International Mill Services (sic), et al”, brought in the Superior Court of New Jersey, Law Division, Middlesex County, Docket No. MID-L-1535-04. The case arises out of an accident that occurred on the premises of an IMS steel mill customer in which an employee of the customer lost his life. The plaintiffs, who are relatives and the estate of the deceased employee, allege that the negligence of IMS was a cause of the fatality. The complaint does not allege any specific amount of damages. IMS is vigorously defending this case. Management believes that it has adequately provided for such a claim with its insurance and has made appropriate provisions on its balance sheet.

Two non-operating subsidiaries of the Predecessor Company, along with a landfill and waste management business, were spun-off to stockholders in October 2002. The two former subsidiaries were subject to asbestos-related personal injury claims. Management believes that the Company has no obligation for asbestos-related claims regarding the spun-off subsidiaries. In addition, the Company has been named as a defendant in certain asbestos-related claims relating to lines of business that were discontinued over 20 years ago. Management believes that the Company is sufficiently protected by insurance with respect to these asbestos-related claims related to these former lines of business, and management does not believe that the ultimate outcome will have a material adverse effect on the Company’s financial position, results of operations and cash flows.

The Company is a party to other lawsuits, litigation and proceedings arising in the normal course of business, including, but not limited to regulatory, commercial and personal injury matters. While the precise amount of loss, if any, is not presently determinable, the Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations.

The Company has agreements with certain officers and other employees of the Company. The agreements provide for termination benefits in the event of termination without cause, or in some instances, in the event of a change in control of the Company. The aggregate commitment for such potential future benefits at December 31, 2005 was approximately $10.2 million.

Note 14 — Related Party Transactions

The Company paid to its majority owners, Wellspring Capital Partners, LLC, a monitoring fee totaling $0.3 million for the three months ended March 31, 2006 and 2005.

The Company incurred charges for aircraft rental services to a company that is partially owned by I Michael Coslov, Chairman and Chief Executive Officer of the Company. Amounts incurred and charged to selling, general and administrative expenses were $0.1 million for the three months ended March 31, 2006. There were no amounts paid and charged to selling, general and administrative expenses for the three months ended March 31, 2005.

Note 15 — Subsequent Event

During June 2006, the Company and a customer resolved a dispute arising from an uncompleted executory contract entered in 2006 whereby the Company agreed to pay the customer approximately $0.8 million to settle the dispute and correspondingly recorded a charge to selling, general and administrative expenses in the second quarter of 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members

Tube City Holdings, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheets of Tube City Holdings, LLC and subsidiaries as of December 21, 2004 and December 31, 2003 and the related consolidated statements of operations, changes in members’ equity (deficit), and cash flows for the period January 1, 2004 to December 21, 2004 and the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tube City Holdings, LLC and subsidiaries as of December 21, 2004 and December 31, 2003 and the consolidated results of their operations and their cash flows for the period January 1, 2004 to December 21, 2004, and the years ended December 31, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Pittsburgh, Pennsylvania

June 10, 2005

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars, except unit data)

	December 21, 2004	December 31, 2003
ASSETS
Current assets:
Cash	$6,606	$1,510
Trade receivables, net of allowance for doubtful accounts of $474 and $593, respectively (Notes 5, 18, 19 and 20):
Trade	154,015	70,143
Related party	49	777
Inventories (Note 6)	31,596	13,469
Prepaid and other current assets	6,170	2,482

Total current assets	198,436	88,381
Property, plant and equipment, net (Note 7)	34,425	35,758
Investment in joint venture (Note 19)	849	533
Deferred financing costs, net of accumulated amortization of $588 and $140, respectively (Note 9)	2,190	2,424
Goodwill, net of accumulated amortization of $369 and $369, respectively (Note 4)	1,415	1,415
Other intangibles, net of accumulated amortization of $56 at December 21, 2004 (Note 4)	957	—
Other noncurrent assets	1,136	1,251

Total assets	$239,408	$129,762

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable (Notes 18 and 19):
Trade	$160,260	$62,967
Related party	174	65
Accounts payable overdraft	11,514	11,481
Current taxes payable (Note 13)	—	404
Accrued expenses (Note 8)	17,001	9,254
Current portion of long-term debt (Note 9)	2,621	2,419

Total current liabilities	191,570	86,590
Bank borrowings (Note 9)	17,455	15,108
Long-term debt (Note 9)	45,076	31,637
Other noncurrent liabilities	908	797

Total liabilities	255,009	134,132
Commitments and contingencies (Notes 12 and 21)
Members’ equity (deficit):
Class A, 68,050 issued and outstanding at December 21, 2004 and 67,750 issued and outstanding at December 31, 2003	—	—
Class B, 20,415 issued and outstanding at December 21, 2004 and 20,325 issued and outstanding at December 31, 2003	—	—
Class C-1, 12,569 issued and outstanding at December 21, 2004 and December 31, 2003	—	—
Class C-2, 3,762 issued and outstanding at December 21, 2004 and December 31, 2003	—	—
Class D, 14,130 issued and outstanding at December 21, 2004 and December 31, 2003	—	—
Additional paid-in capital	8,332	1,435
Receivable from officer (Note 18)	—	(677)
Deficit	(23,933)	(5,128)

Total members’ deficit	(15,601)	(4,370)

Total liabilities and members’ deficit	$239,408	$129,762

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars)

	January 1, 2004 to December 21, 2004	Year Ended December 31,
		2003	2002
Revenue (Note 20):
Revenue from sale of materials	$994,703	$409,392	$324,277
Service revenue	107,645	100,432	93,530

Total revenue	1,102,348	509,824	417,807
Cost and expenses:
Cost of scrap shipments	953,915	387,541	304,600
Site operating costs	72,024	76,233	72,437
Selling, general and administrative expenses	29,422	21,637	18,593
Acquisition related compensation (Note 1)	8,332	2,251	—
Depreciation	11,337	10,854	11,799
Amortization	169	117	—

Total costs and expenses	1,075,199	498,633	407,429

Income from operations	27,149	11,191	10,378
Other (expense) income:
Interest expense, net (Note 10)	(5,544)	(5,007)	(5,622)
Debt extinguishment expense (Note 9)	(636)	(1,875)	—
Accretion of put warrants (Note 11)	—	—	(1,136)
Income from equity investments (Note 19)	666	233	77

Income before income taxes	21,635	4,542	3,697
Income tax expense (Note 13)	(32)	(278)	—

Net income	$21,603	$4,264	$3,697

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

(In thousands of dollars, except unit data)

	Voting Capital Stock		Non-voting Capital Stock	Class A	Class B	Class C-1	Class C-2	Class D	Additional Paid-in Capital	Receivable from Officer	Retained Earnings (Deficit)	Total
Balances, December 31, 2001	$		$1	$—	$—	$—	$—	$—	$116	$—	$(722)	$(605)
Net income											3,697	3,697
Dividends											(383)	(383)
Tax distributions											(1,606)	(1,606)

Balances, December 31, 2002		—	1	—	—	—	—	—	116	—	986	1,103
Net income											4,264	4,264
Dividends									(116)		(10,378)	(10,494)
Liability paid directly by stockholder									3,382			3,382
Tax distributions									(2,048)			(2,048)
Recapitalization			(1)						1	(677)		(677)
Additional units issued:												—
Class A — 250 units									25			25
Class B — 75 units									75			75

Balances, December 31, 2003		—	—	—	—	—	—	—	1,435	(677)	(5,128)	(4,370)
Collection of receivable from officer										677		677
Additional units issued:
Class A — 300 units									30			30
Class B — 90 units									90			90
Net income											21,603	21,603
Tax distributions											(14,963)	(14,963)
Dividends									(1,555)		(25,445)	(27,000)
Liability paid directly by stockholders									8,332			8,332

Balances, December 21, 2004		$—	$—	$—	$—	$—	$—	$—	$8,332	$—	$(23,933)	$(15,601)

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	January 1, 2004 to December 21, 2004	Year Ended December 31,
		2003	2002
Cash flows from operating activities:
Net income	$21,603	$4,264	$3,697
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	11,337	10,854	11,799
Amortization of deferred financing costs	448	601	900
Amortization of intangibles	169	117	—
Accretion of put warrants	—	—	1,136
Loss on early debt extinguishment	636	1,875	—
Acquisition related compensation	8,332	2,251	—
Loss (gain) on the disposal of equipment	301	(545)	269
Amortization of long-term debt discount	—	253	346
Payment-in-kind interest	322	392	336
(Recoveries of) provision for bad debts	(119)	202	479
Income from equity investments	(316)	(233)	(77)
Increase (decrease) from changes in:
Trade receivables and receivable from related party	(83,025)	(15,876)	(1,401)
Inventories	(18,127)	(3,258)	(314)
Prepaid and other current assets	(3,801)	(1,925)	140
Other noncurrent assets	115	(1,129)	389
Accounts payable and accounts payable overdraft	97,435	27,071	(6,644)
Accrued expenses and current taxes payable	7,343	(1,639)	1,300
Increase in other noncurrent liabilities	111	(174)	443

Net cash provided by operating activities	42,764	23,101	12,798

Cash flows from investing activities:
Capital expenditures	(10,610)	(9,003)	(3,985)
Purchase of optimizer software	(1,013)	—	—
Proceeds from sale of equipment	305	626	249
Interest-bearing loan to officer/stockholder, net	—	116	(31)

Net cash used in investing activities	(11,318)	(8,261)	(3,767)

Cash flows from financing activities:
Revolving credit facility borrowings	45,210	13,150	428,456
Revolving credit facility repayments	(42,863)	(18,649)	(432,742)
Refinancing due to change in ownership	—	49,061	—
Repayment of debt due to change in ownership	—	(49,061)	—
Warrant payment	—	(5,300)	—
Proceeds from long-term debt	18,947	15,742	—
Repayment of long-term debt	(5,628)	(6,592)	(3,165)
Expenditures for debt issuance costs	(850)	(2,564)	(164)
Proceeds from sale of additional units issued	120	101	—
Dividends and tax distributions to members	(41,286)	(9,837)	(1,989)

Net cash used in financing activities	(26,350)	(13,949)	(9,604)

Net increase (decrease) in cash	5,096	891	(573)
Cash at beginning of period	1,510	619	1,192

Cash at end of period	$6,606	$1,510	$619

The accompanying notes are an integral part of these consolidated financial statements.

TUBE CITY HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 21, 2004

Note 1 — Nature of Operations and Subsequent Sale

Tube City Holdings, LLC and its subsidiaries (“TC” or the “Company”) are engaged in the business of scrap steel outsource purchasing, scrap sales, scrap preparation and management, raw materials optimization, slag processing and metal recovery services and miscellaneous services to integrated steel mills, minimills and foundries throughout the United States and Europe and in the Slovak Republic and Serbia. Substantially all sales outside of the United States are denominated in U.S. currency.

On September 23, 2003, Blue Point Capital Partners, LP, through its wholly-owned subsidiary, BPCP Tube City Holdings, Inc, a Delaware corporation (“BPCP”), a small group of investors and certain members of the Company’s management, purchased a 75% ownership of the Company. In the acquisition process, the Company was recapitalized and the operating entity Tube City, Inc. converted from a Delaware corporation to IMC Tube City Holdings, Inc, LLC, a Delaware limited liability company on September 12, 2003 and its operations were reported as such until the ownership change on September 23, 2003. Prior to September 12, 2003 the operations and financial information were conducted and reported as Tube City, Inc. and subsidiaries. Effective September 24, 2003, the operations and financial information were conducted and reported as Tube City Holdings, LLC and subsidiaries. The transaction resulted in a change in control of the Company however, the financial statements do not give effect to the aforementioned transaction as the purchase of units was made directly from the owners. Under the terms of then-existing employment agreements, certain employees of the Company had the right to receive a specified percentage of the proceeds from the sale of the Company. Distributions of $3,382 were paid out to these certain employees as part of the closing of the ownership change of September 23, 2003. $2,251 of these distributions are recorded as acquisition related compensation expense in the consolidated statement of operations for the year ended December 31, 2003, with the remaining $1,131 attributed to previously recorded expense under certain deferred compensation arrangements for key executives.

As provided in the Limited Liability Company Agreement, the Company was governed by a five-member Board. BPCP had the right to appoint three of the five members and to approve the appointment of a fourth member, named by the former owner. The former owner was the fifth member.

On December 21, 2004, Mill Services Corporation purchased all of the outstanding limited liability company units and all of the outstanding options to purchase limited liability company units of Tube City Holdings, LLC, with the result that Mill Services Corporation became the holder of all of the outstanding limited liability units of Tube City Holdings, LLC. Certain unit holders in Tube City Holdings, LLC rolled over agreed percentages of their limited liability company units in Tube City Holdings, LLC into stock in Mill Services Corporation. These financial statements report only on the activities occurring before the Mill Services Corporation acquisition and have not been adjusted to give effect to the Mill Services Corporation purchase. By amended and restated articles of incorporation, Mill Services Corporation changed its name to Tube City IMS Corporation effective March 14, 2005.

Following the recapitalization, the Company had the following ownership units outstanding:

A Units were issued as part of the recapitalization for no cash contribution. After B Units and vested C-2 Units became fully paid in a liquidity event, A Units carried the right to receive distributions of $100 per unit. In addition, A Units had the right to participate on a pro rata basis with vested C-1 Units and vested D Units in distributions in excess of all required return-of-capital distributions, as defined.

B Units were issued as part of the recapitalization for no cash contribution. B Units carried a distribution preference of $1,000 plus a specified interest amount. B Units had no right to receive further distributions.

C-1 Units were issued for no cash contribution and represented a form of contingent purchase price related to the September 23, 2003 acquisition. Upon a liquidity event, C-1 Units may partially or fully vest based on the internal rate of return earned by BPCP on its investment in the Company at the time of the liquidity event. Upon vesting, C-1 Units carried the same rights as A Units.

C-2 Units were issued by the Company for no cash contribution and represented a form of contingent purchase price related to the September 23, 2003 acquisition. Upon a liquidity event, C-2 Units fully vested based on the internal rate of return earned by BPCP on its investment in the Company at the time of the liquidity event. Upon vesting, C-2 Units carried the same rights as B Units.

D Units were issued by the Company to certain members of management for no cash contribution. At December 21, 2004, the D Units became fully vested based on the internal rate of return earned by BPCP on its investment in the Company. Upon vesting, D Units had the right to participate on a pro rata basis with A Units and vested C-1 Units in distributions in excess of all required return-of-capital distributions, as defined.

As a result of the Mill Services Corporation transaction, the C-1, C-2 and D units became fully vested. An aggregate of $24,746 was paid to the holders of these units out of the proceeds received by the Company’s owners, of which $8,332 was recorded as compensation expense in the period ended December 21, 2004.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its subsidiaries, Tube City, LLC, Tube City Kosice, s.r.o., Tube City Balkan, d.o.o., and Tube City, LLC’s subsidiary, Tube City Olympic of Ohio, LLC (collectively, also the “Company”). All intercompany accounts, transactions and profits have been eliminated in consolidation.

Use of Estimates

The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

Cash and Cash Equivalents

Cash equivalents consist of cash and short-term, highly liquid investments, with original maturities of three months or less and are readily convertible into cash. The Company maintains its cash in bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents. Included in accounts payable overdraft at December 21, 2004 and December 31, 2003 is $11,514 and $11,481, respectively, of book overdrafts. Book overdrafts represent outstanding checks in excess of related cash balances. The Company’s treasury function normally provides funds from the Company’s Revolving Loan (see Note 9) to provide the necessary funds for these outstanding checks when they are presented for payment.

Trade Receivables

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Accounts outstanding longer than the payment terms are considered past due. Provisions are made for estimated uncollectible receivables. The Company’s estimate is based on historical collection experience, a review of current status of receivables, the condition of the general economy and the industry and judgment. Decisions to charge off receivables are based on management’s judgment after consideration of facts and circumstances surrounding potential uncollectible accounts. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Inventories

Scrap iron and steel inventories are stated at the lower of cost or net realizable value, with cost being determined using the weighted average method.

Goods in transit represent inventories in route to customers under outsourced purchasing contracts in which the Company has title at the end of the accounting period. Such inventories are valued at cost, determined by the specific identification method.

Spare parts and supplies consist primarily of replacement parts for machinery and equipment and are recorded at the lower of cost or net realizable value, with cost being determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures that extend the useful lives of existing plant and equipment are capitalized, while expenditures for repairs and maintenance that do not extend the useful lives of the related assets are charged to expense as incurred. Interest costs applicable to major asset additions are capitalized during the construction period. The cost of property, plant and equipment retired or otherwise disposed of and the related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in current operations.

Depreciation of property, plant and equipment is computed principally on the straight-line method over the estimated useful lives of assets. (See Note 7 for useful lives by classification.)

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment and amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its recorded amount. Impairment losses are measured as the amount by which carrying value of an asset exceeds its fair value and are recognized in operating results. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments and the fair value of an impaired asset.

Goodwill and Other Intangible Assets

Goodwill and other indefinite life intangible assets not subject to amortization are recorded at the lower of cost and implied fair value. Finite life intangible assets subject to amortization are recorded at cost less accumulated amortization provided on a straight-line basis over the intangible assets estimated useful life. Goodwill is evaluated for potential impairment on an annual basis or whenever events or circumstances indicate that an impairment may have occurred. Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the estimated fair value of the reporting unit containing goodwill with the related carrying amount. If the estimated fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is unnecessary. If the reporting unit’s carrying amount exceeds its estimated fair value, the second step test must be performed to measure the goodwill impairment loss, if any. The second step test compares the implied fair value of the reporting unit’s goodwill, determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of such goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill so calculated, an impairment loss is recognized in an amount equal to the excess.

Deferred Financing Cost

Cost associated with negotiating and entering into long-term financing agreements are deferred and amortized on a straight-line basis, which does not differ materially from the effective interest rate method, over the life of the associated agreement. (See Note 9 for deferred financing costs written off in connection with refinancing.)

Other Noncurrent Assets

Other noncurrent assets principally include cash surrender value of executive life insurance policies to be used for funding certain deferred compensation obligations.

Revenues

Co-product processing metal recovery and sales — Income from removal of slag from a furnace and processing it to separate metallic material from other slag components. Metallic material is generally returned to the customer and the non-metallic material is generally sold to third parties. The Company recognizes revenue from slag processing and metal recovery services when it performs the services and revenue from co-product sales when title and risk of loss pass to the customer. Revenues from these sources are included in service revenue and are reflected in the Slag Division operating segment.

Material handling and scrap management services and scrap preparation — Income from receiving, processing and managing raw material inputs and handling and recording inventory of finished products whereby all of the production is generally completed at the customer’s location. Revenues from these sources are included in service revenue. The Company has two locations that purchase, process and sell scrap iron and steel inventory for the Company’s own account. The Company recognizes revenue from preparation of materials and slag processing and handling services when it provides the service and income from sales of material both when title and risk of loss pass to the customer which can be either F.O.B. shipping point or destination depending on terms of sale. Revenues from these sources are included in revenue from sale of material and are reflected in the Scrap Division operating income.

Raw materials procurement — Revenue from raw materials procurement, or outsourced purchasing, represents sales to third parties whereby the Company either purchases scrap iron and steel from a supplier then immediately sells the scrap to a customer, with shipment made directly from the supplier to the third party customer, or the Company earns a contractually determined fee for arranging scrap shipments for a customer directly with a vendor. The Company recognizes revenue from raw materials procurement sales when title and risk of loss pass to the customer or when the Company has the right to receive its contractual fee. Revenues from these sources are included in revenue from sale of material and are reflected in the Scrap Division operating income.

Raw materials optimization — Income from optimization fees represents income from determining, through use of its internally developed and proprietary software, the most economical scrap combination for a given desired grade of steel. The Company recognizes income from optimization fees as the optimization service is provided. Optimization software maintenance fees are recognized in income over the contract life. Revenues from these sources are included in service revenue and are reflected in the Scrap Division operating income.

Other revenues — Income from various services including maintenance and machine shop services, equipment rental, dust and debris management, income from services to customers outside of the normal contractual agreement and gain on asset disposals. The Company recognizes revenue as the service is provided or when the asset is disposed. Machine shop service revenues are recognized as work is performed. Revenue from these sources are included in service revenue and are reflected in the Scrap Division operating income.

Freight

All freight costs related to the transportation of scrap iron and steel from the supplier sold F.O.B. delivered to the customer are included in cost of scrap shipments.

Foreign Currency

Substantially all of the Company’s business conducted outside of the United States is denominated in United States currency.

Note 3 — New Accounting Pronouncements

In November of 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS 151 requires that these costs be treated as current period costs regardless if they meet the criteria of “so abnormal.” In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provision of this statement shall be effective for inventory costs incurred during fiscal years beginning after December 31, 2004. The Company has determined that it will not have a material impact on the Company’s results of operations or financial position.

In December 2004, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 123-R (revised 2004), Share-Based Payment. This Statement replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123-R eliminates the ability to account for share-based compensation transactions using the intrinsic value method. SFAS 123-R requires such transactions be accounted for using a fair-value-based method that would result in expense being recognized in the Company’s financial statements. SFAS 123-R is effective for fiscal years beginning after June 15, 2005. The Company anticipates that it will not have a material impact on the Company’s results of operations or financial position.

Note 4 — Ownership Change/Acquisition

Prior to September 24, 2003, one individual owned or controlled 100 percent of the voting interests in the Company. In addition, under the terms of then-existing employment agreements, certain executives had the right to receive a specified percentage of the proceeds or ownership of an acquiring entity derived from a sale of the Company (collectively, the “Sellers”). On September 23, 2003, the Sellers sold 75% of their interest in the Company to BPCP and a small group of investors and certain members of the Company’s management (collectively, the “Buyers”). As a result, the value of the executives’ distribution amounting to $2,251 was charged to operations as compensation expense. This amount was paid out as part of the proceeds at the closing in September 2003 and was accounted for as a capital contribution by the Company. The sales transaction documentation contains numerous representations, warranties and indemnification provisions including the Sellers’ promise to indemnify BPCP against undisclosed liabilities.

During 2004, the Company acquired the marketing, distribution, licensing, maintenance and support of the Scrap OptiMiser software for the optimization of the purchase/acquisition of scrap metal and for the optimization of the mix of scrap charged into a furnace for making steel. The cost of these finite life intangible assets acquired was $1,013.

Intangible assets included in the accompanying balance sheets are as follows (in thousands):

	December 21, 2004	December 31, 2003
Finite life intangibles	$1,013	$—
Accumulated amortization	(56)	—

Total finite life intangibles	$957	$—

Goodwill	$1,415	$1,415

The goodwill included in the accompanying balance sheets is related to a 1997 acquisition of a business. The amount is net of $369 of amortization taken prior to the adoption of Statement of Financial Accounting Standard No. 142 Goodwill and Other Intangible Assets in 2002.

Note 5 — Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are as follows (in thousands):

	Period January 1, 2004 to December 21, 2004	Year Ended December 31, 2003
Balance at beginning of period	$(593)	$(480)
Additions charged to expense	(154)	(133)
Amounts written off	273	20

Balance at end of period	$(474)	$(593)

Note 6 — Inventories

Inventories consisted of the following (in thousands):

	December 21, 2004	December 31, 2003
Scrap iron and steel	$4,657	$4,245
Goods in transit	25,292	7,824
Spare parts and supplies	1,647	1,400

	$31,596	$13,469

Note 7 — Property, Plant and Equipment

Property, plant and equipment consist of the following (dollars in thousands):

	Estimated Useful Lives	December 21, 2004	December 31, 2003
Buildings and improvements	10 – 39 Years	$13,933	$13,879
Machinery and equipment	3 – 7 Years	93,217	85,569
Furniture, fixtures, vehicles and site preparation	3 – 10 Years	21,378	22,129

		128,528	121,577
Accumulated depreciation:
Buildings and improvements		(5,498)	(5,254)
Machinery and equipment		(73,794)	(65,864)
Furniture, fixtures, vehicles and site preparation		(16,315)	(16,205)

		(95,607)	(87,323)

		32,921	34,254
Land		1,504	1,504

		$34,425	$35,758

Depreciation expense for the period January 1, 2004 to December 21, 2004 and the years ended December 31, 2003 and 2002 was $11,337, $10,854 and $11,799, respectively.

Note 8 — Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 21, 2004	December 31, 2003
Accrued bonus	$6,904	$1,944
Accrued workers’ compensation	3,016	1,564
Accrued group medical insurance	1,179	963
Accrued vacation	1,473	1,272
Accrued payroll and related fringes	1,365	531
Accrued taxes other than income	1,091	595
Accrued interest	418	339
Accrued other	1,555	2,046

	$17,001	$9,254

Note 9 — Bank Borrowings and Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 21, 2004	December 31, 2003
Credit Agreement (A)
Revolving Loan	$17,455	$15,108
Term Loan A	9,221	14,464
Capital Expenditure Loan	1,759	968
Subordinated Term Loan, due 2008 (B)
Principal	36,472	18,000
PIK Note	—	150
Insurance premium financing arrangement (C)	245	474

	65,152	49,164
Current portion of long-term debt	(2,621)	(2,419)

	$62,531	$46,745

As part of the recapitalization and ownership change described in Note 1, the Company entered into first and subordinated financing agreements effective September 24, 2003.

(A)	The Credit Agreement consists of the following:

Revolving Loan — a $60 million ($50 million at December 31, 2003), five-year non-amortizing facility due September 23, 2008. Availability under the Revolving Loan is subject to stipulated percentages of outstanding trade receivables and scrap iron and steel inventories. The Credit Agreement requires the Company to pay a commitment fee equal to 0.375% per annum on the unused portion of the Revolving Loan. It also requires a six-month interest reserve on term loans of $1,800. The Credit Agreement allows for letters of credit, which may not exceed $10 million. There were $3,333 and $3,963 in letters of credit outstanding at December 21, 2004 and December 31, 2003, respectively. The Company had approximately $37,412 and $12,324 available under the Revolving Loan at December 21, 2004 and December 31, 2003, respectively.

Term Loan A — a $15 million, five-year loan payable in 19 quarterly installments of $536 commencing October 1, 2003 and a final installment of $1,186 due on September 23, 2008. The Credit Agreement also requires additional principal payments if certain cash flow tests are met or if proceeds from the sale of fixed assets exceed a stipulated amount; there were $3,100 of additional principal payments made during the period ended December 21, 2004 under these provisions.

Capital Expenditure Loan — a $10 million credit line that can be drawn upon through September 23, 2005 in amounts not to exceed 80% of the invoice value of equipment acquired to service new business and in minimum amounts of $250. Any amounts borrowed under this facility convert to a term loan on the next September 30th and become payable on a quarterly basis. Each capital expenditure loan shall amortize in equal quarterly installments in an amount sufficient to fully amortize the principal amount in 20 installments; however, all outstanding amounts become due and payable on September 23, 2008. At December 21, 2004 and December 31, 2003, there were $1,759 and $968, respectively, borrowed on this line for capital additions.

Interest on the Revolving Loan, Term Loan A and Capital Expenditure Loan is determined at the option of the Company based on either (i) the greater of the Lenders’ prime lending rate or the Federal Funds effective rate plus the applicable percentage specified in the Credit Agreement, or (ii) the LIBOR rate plus the applicable margin specified in the Credit Agreement. At December 21, 2004 and December 31, 2003, the Revolving Loan, the Term Loan A and the Capital Expenditure Loan accrue interest at rates ranging from 3.78% to 5.75% and 3.62% to 5.75%, respectively. The weighted-average interest rate for the period January 1, 2004 to December 21, 2004 and for 2003 was 4.13% and 4.22%, respectively.

The Credit Agreement states that the Company shall pledge as collateral trade receivables, scrap iron and steel inventories and substantially all other assets. Since management anticipates levels of trade receivables and scrap iron and steel inventories during 2005 that will support a loan balance in excess of its current level, they do not intend to pay back the outstanding loan balance during 2005. Accordingly, the Revolving Loan has been classified as long-term at December 21, 2004.

The Company expensed $1,875 of deferred financing costs related to the September 24, 2003 refinancing in 2003.

(B)	A Subordinated Term Loan was also issued in conjunction with the recapitalization and ownership change. This loan matures on September 23, 2008. Interest on the Subordinated Term Loan prior to the refinancing discussed below, accrued at a rate of 15% per annum from the issue date, with 12% payable monthly and the remaining 3.0% “paid-in-kind” (PIK) in the form of additional outstanding principal subject to the same terms and conditions. The Subordinated Term Loan has no scheduled principal payments. Mandatory prepayments are required under certain conditions as specified in the agreement. The Subordinated Term Loan Agreement provides for optional prepayment at any time without a prepayment fee. This loan is collateralized by a subordinated lien on all property and assets of the Company.

This term loan was refinanced on July 31, 2004, increasing the outstanding balance to $36,472. In addition, the interest rate was changed giving the Company the option based on either (i) the greater of the lender’s prime lending rate or the federal funds effective rate plus the applicable percentage specified in the agreement, or (ii) the LIBOR rate plus the applicable margin specified in the agreement. No portion of the interest is payable in kind under the new agreement. The interest rate on the subordinated term loan at December 21, 2004 was 12.19%. The Company expensed $636 of deferred financing costs related to this refinancing.

(C)	The Company finances the payment of certain insurance premiums with a financing company over periods that range from 9 to 33 months. The interest rate on these arrangements is 6.55%.

The Credit Agreement and the Subordinated Term Loan contain various covenants and restrictions including those pertaining to indebtedness, dividends and property dispositions.

The Company purchased an interest rate cap in 2004 for a notional amount of $30,000, declining to $12,000 in 2008 to cap the LIBOR rate at 7%. The carrying value and the fair value of the interest rate cap are not material.

Aggregate annual maturities of long-term debt subsequent to December 21, 2004 are as follows (in thousands):

2005	$2,621
2006	2,517
2007	2,515
2008	57,499

$65,152

Note 10 — Interest Expense

Interest expense is as follows (in thousands):

	Period January 1, 2004 to December 21, 2004	Year Ended December 31,

		2003	2002
Bank borrowings	$4,774	$3,761	$4,040
Amortization of deferred financing costs	448	601	900
Payment-in-kind interest	322	392	336
Amortization of debt discount	—	253	346

Total interest expense	$5,544	$5,007	$5,622

Note 11 — Warrants

In August 2001, the Company issued Senior Subordinated Notes and detachable warrants in exchange for previously outstanding Senior Secured Notes that were issued in June 1999. There were 7,667 detachable warrants entitling the holder to acquire 767 shares of voting common stock and 6,900 shares of non-voting common stock (10.26% of each class of the Company’s common stock) at an exercise price of $0.01 per share. The detachable warrants were exercisable immediately, had a term of 10 years and contained both a put option and a call option. Under the terms of the put option, the holder, subject to certain limitations as defined, had the right to put the detachable warrants to the Company at the then fair market value of the underlying shares. Under the terms of the call option, the Company, subject to certain limitations as defined, had the right to call the detachable warrants at the greater of the then fair market value of the underlying shares or at a price that yielded an aggregate rate of return on the Senior Subordinated Notes and detachable warrants of 21%. Both the put and the call option became exercisable only after certain conditions were met.

In the absence of additional proceeds, the fair value of the detachable warrants was based upon a third party valuation obtained by the Company and had been recorded as additional deferred financing costs, which were being amortized over the life of the underlying agreement. Additionally, the detachable warrants were being accreted to their highest redemption price at the earliest redemption date by recording an adjustment to expense and a corresponding increase in other liabilities related to the warrants. These warrants were paid out as part of the recapitalization and ownership change on September 23, 2003 and amounted to $5,300, of which $1,136 was accrued in 2002 and a credit of $31 was recorded in administrative expense in 2003 to adjust the accrual to the redemption amount.

In June 1999, the Company issued Senior Subordinated Notes that had detachable warrants. The value assigned to the detachable warrants as a result of allocating, on a relative fair value basis, the proceeds received in connection with issuing the original Senior Subordinated Notes and detachable warrants, was accounted for as additional paid-in-capital and resulted in a discount on the debt, which was amortized to interest expense over the term of the original Senior Subordinated Notes.

Note 12 — Commitments and Contingencies

The Company leases equipment primarily under noncancelable operating leases, which expire at various dates through the year 2009. Lease expense for these and other operating leases of the Company approximated $6,015 for the period January 1, 2004 to December 21, 2004, $7,784 for 2003 and $8,774 for 2002.

Future minimum lease payments due under noncancelable operating leases subsequent to December 21, 2004 are as follows (in thousands):

2005	$5,987
2006	4,590
2007	1,027
2008	567
2009	185

$12,356

The Company self-insures its group medical and dental coverage for its eligible employees. Under this program, the maximum exposure per individual is $125 for the first claim and $85 for each subsequent claim and the maximum aggregate exposure is $3,800. The Company maintains stop-loss coverage for amounts above these limits. The Company accrues for this expense in amounts that include estimates for incurred by not reported claims.

The Company self-insures its workers’ compensation insurance under a large deductible program. Under this program, the maximum exposure per claim ranges from $300 to $500 depending on the policy year; stop-loss coverage is maintained for amounts above these limits. The aggregate maximum exposure is limited to a percentage of payroll for each open policy. The Company accrues for this expense in amounts that include estimates for incurred but not reported claims, as well as estimates for the ultimate cost of all known claims.

Note 13 — Income Taxes

The Company is a limited liability company that is treated as a partnership for tax purposes and, as such, does not pay federal or state corporate income taxes in the United States on its taxable income. Prior to September 24, 2003, the Company was treated as an S Corporation and, as such, did not pay federal or state corporate income taxes in the United States on its taxable income. Accordingly, no provision for domestic federal and state income taxes has been recorded in the accompanying financial statements for any periods presented. The Company’s unit holders are liable for and pay federal and state income taxes on the Company’s taxable income, and the Company distributes cash to the extent allowable by its credit agreements to its unit holders to reimburse these obligations.

The Company’s subsidiaries located outside of the United States are subject to taxation by foreign taxing authorities. All of the Company’s income tax expense consists of foreign taxes paid by its non-US entities. Deferred taxes are not material.

Note 14 — Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of these instruments. The revolving loan, term loan and capital expenditure loans all have variable interest rates and in management’s opinion, the carrying value approximates fair value at both balance sheet dates. The subordinated term loan at December 21, 2004 was refinanced on July 31, 2004; in management’s opinion, the carrying value approximates fair value. The subordinated term loan at December 31, 2003 was issued in conjunction with the September 23, 2003 recapitalization and ownership change; in management’s opinion, the carrying value approximates fair value as of December 31, 2003.

The fair value compared to the carrying value is summarized as follows (in thousands):

	December 21, 2004	December 31, 2003
Fair value:
Revolving Loan	$17,455	$15,108
Term Loan A	9,221	14,464
Capital Expenditure Loan	1,759	968
Subordinated Term Loan	36,472	18,150
Other obligations	245	474

	$65,152	$49,164

Carrying value:
Revolving Loan	$17,455	$15,108
Term Loan A	9,221	14,464
Capital Expenditure Loan	1,759	968
Subordinated Term Loan	36,472	18,150
Other obligations	245	474

	$65,152	$49,164

Note 15 — Supplemental Cash Flow Information

	January 1, 2004 to December 21, 2004	Year Ended December 31,
		2003	2002
Cash paid (received) during the year for:
Interest (net of amounts capitalized)	$4,567	$4,280	$4,188
Income taxes	$821	$52	$—
Accretion of put warrants	$—	$—	$1,136

Note 16 — Operating Segments

The Company has two reportable operating segments, the Slag Division and the Scrap Division, in addition to its Administrative Division. The Slag Division provides metal recovery, slag processing and other specialized services to steel mills on the mills’ sites. The Scrap Division provides scrap management, scrap steel outsource purchasing and raw materials optimization services to integrated steel mills, minimills and foundries.

Information by reportable segment is as follows (in thousands, except percentages):

	Period January 1, 2004 to December 21, 2004	Year Ended December 31,

		2003	2002
Revenue
Slag Division	$68,728	$65,139	$65,540
Scrap Division	1,033,620	444,685	352,267

	$1,102,348	$509,824	$417,807

Earnings before interest, taxes, depreciation and amortization
Slag Division	$18,449	$12,534	$11,251
Scrap Division	48,208	20,460	12,196
Administrative costs	(27,972)	(12,474)	(2,329)

	$38,685	$20,520	$21,118

Depreciation and amortization
Slag Division	$5,985	$5,675	$5,965
Scrap Division	4,464	4,277	4,158
Administrative costs	1,057	1,019	1,676

	$11,506	$10,971	$11,799

Revenue
Domestic	$1,099,703	$507,193	$414,865
Foreign, principally eastern Europe	2,645	2,631	2,942

	$1,102,348	$509,824	$417,807

Percentage of total revenue contributed by each class of service:

Slag Division	6.2%	12.8%	15.7%
Scrap Division	93.8	87.2	84.3

	100.0%	100.0%	100.0%

For the period from January 1, 2004 to December 21, 2004 and for the years ended December 31, 2003 and 2002, the Company had no intersegment sales.

Revenues by category for the scrap division consist of the following (in thousands):

	Period January 1, 2004 to December 21, 2004	Year Ended December 31,

		2003	2002
Scrap Division
Revenue from raw material procurement	$994,703	$409,392	$324,277
Other revenue	38,917	35,293	27,990

	$1,033,620	$444,685	$352,267

No category of revenue within the slag division contributed more than 10% of the total revenue for the period from January 1, 2004 to December 21, 2004 or the years ended December 31, 2003 and 2002.

Reconciliation of earnings before interest, taxes, depreciation and amortization to income before tax is as follows (in thousands):

	Period January 1, 2004 to December 21, 2004	Year Ended December 31,

		2003	2002
Earnings before interest, taxes, depreciation and amortization	$38,685	$20,520	$21,118
Less:
Interest expense, net	(5,544)	(5,007)	(5,622)
Depreciation	(11,337)	(10,854)	(11,799)
Amortization	(169)	(117)	—

Income before tax	$21,635	$4,542	$3,697

Identifiable assets
Slag Division	$31,007	$22,666	$23,723
Scrap Division	189,310	93,818	71,168
Administrative costs	19,091	13,278	10,465

	$239,408	$129,762	$105,356

Capital expenditures
Slag Division	$5,846	$4,156	$720
Scrap Division	4,485	4,508	2,147
Administrative costs	279	339	1,118

	$10,610	$9,003	$3,985

Note 17 — Retirement and Profit-Sharing Plans

The Company participates in various multi-employer pension plans sponsored by certain unions with which it has collective bargaining agreements. An employee is covered by a plan if the employee is a member of a collective bargaining unit for which the Company has agreed to contribute to the plan’s trust under its collective bargaining agreement with the union. The Company makes all contributions to respective plan trusts. The amount of the Company contribution is a fixed monthly contribution per member. The amount of benefits an employee will receive depends directly on the total amount of contributions paid on behalf of that employee to the plan trusts by the Company during the time the employee is covered by the Trust. Pension expense for these union plans approximated $1,425 for the period January 1, 2004 to December 21, 2004, $1,529 for 2003 and $1,515 for 2002.

The Company also maintains defined contribution, noncontributory pension plans for certain hourly employees as specified in the union contracts. Pension expense for these union plans approximated $71 for the period January 1, 2004 to December 21, 2004, $60 for 2003 and $71 for 2002.

In addition, the Company maintains a contributory, profit-sharing 401(k) employee savings plan for employees not covered by a collectively bargained retirement plan, whereby employee contributions are matched by the Company up to the limits stated in the plan. The Company’s expense for this plan approximated $470 for the period January 1, 2004 to December 21, 2004, $440 for 2003 and $368 for 2002.

The Company maintains a Supplemental Executive Retirement Plan (SERP) and a Deferred Compensation Plan (DCP) for certain executives. The SERP Plan provides for pension benefits for a ten-year period after retirement at a fixed amount per year. The assets in the SERP are held principally in cash surrender value of a universal life insurance policy in a Rabbi Trust. The liability is recorded at the estimated present value of the benefits under this arrangement. The Company’s expense under the SERP Plan was $59 for the period January 1, 2004 to December 21, 2004, $135 for 2003 and zero for 2002. The DCP allows for these same key executives to defer a portion of their salaries and self-direct their investments. The assets in this plan are also held in a life insurance policy. Prior to 2003, the Company maintained certain deferred incentive compensation arrangements for key executives. Compensation expense under these arrangements was accrued through the key executive’s retirement date based on the profitability of the Company. Compensation expense in the amount of $520 was recognized during 2002.

The following table sets forth the obligations and cash surrender value related to the SERP and DCP plans (in thousands):

	December 21, 2004	December 31, 2003
Executive Plan Obligations:
Supplemental Executive Retirement Plan	$194	$133
Deferred Compensation Plan	374	255

Total obligations included in other noncurrent liabilities	$568	$388

Executive Plan Insurance Policies:
Supplemental Executive Retirement Plan	$216	$176
Deferred Compensation Plan	341	231

Total assets included in other noncurrent assets	$557	$407

Note 18 — Due To/From Officer/Member and Affiliates

Included in trade receivables are receivables due from the joint venture party in the amount of $49 and $777 at December 21, 2004 and December 31, 2003, respectively, and included in accounts payable are payables to the same related party in the amount of $174 and $65 at December 21, 2004 and December 31, 2003, respectively, for the purchase and sale of scrap iron and steel.

At December 31, 2003, the Company had receivables due from certain officers/members in the amount of approximately $677. This amount is related to the September 23, 2003 ownership change of the Company and the purchase of additional units as described in Note 4 and was repaid to the Company during 2004. For financial reporting purposes, the receivable was recorded as a reduction of equity until paid.

The Company had a management agreement with its majority member that requires payment of a quarterly management fee of $150. Expense for the period January 1, 2004 to December 21, 2004 was $600 and for 2003 was $162.

Note 19 — Investment in Joint Venture

On October 1, 1998, Tube City, Inc., predecessor to the Company, entered into a 50% joint venture with Monongahela Iron and Metal Company, Inc. in the formation of TC/MIMCO Joint Venture, a Pennsylvania general partnership. The partnership was converted to a Pennsylvania limited liability company named TC/MIMCO LLC, effective October 28, 1999 (“TC/MIMCO”). The Company accounts for its investment in TC/MIMCO using the equity method. TC/MIMCO principally engages in the purchase, preparation and sale of scrap. The carrying value of the investment was approximately $849 and $533 at December 21, 2004 and December 31, 2003, respectively, which represents the initial investment of approximately $633 adjusted for the Company’s portion of the joint venture’s operating results incurred from the date of investment. The Company’s portion of TC/MIMCO’s income for the period January 1, 2004 to December 21, 2004, and calendar years 2003 and 2002 was approximately $666, $233 and $77, respectively. TC/MIMCO paid a distribution to each partner of $350 during 2004.

Note 20 — Significant Customer and Concentration of Credit Risk

The Company grants credit to its customers, which are principally engaged in the manufacture and processing of ferrous and non-ferrous metal products. Two customers of the Company individually accounted for $484,389 and $141,591, $197,526 and $49,060 and $158,921 and $42,164 of sales for the period January 1, 2004 to December 21, 2004 and the years ended December 31, 2003 and 2002, respectively. Additionally, at December 21, 2004 and December 31, 2003, $63,183 and $12,853 and $26,933 and $7,443, respectively, of the Company’s receivables were due from these two customers.

Note 21 — Litigation

The Company is a party to lawsuits arising in the ordinary course of business. While the precise amount of loss, if any, is not presently determinable, the Company does not believe that the final outcome of these matters will have a material adverse effect on the Company’s financial position or results of operations.

On March 4, 2004, National Steel Corporation et al. filed a preference complaint against the Company in the amount of $8.3 million in the United States Bankruptcy Court for the Eastern District of Illinois, Eastern Division, at Adversary Proceeding No. 04-01090 (Case No. 02-B-06988). Management believes that, based on the “ordinary course defence” and the “new value defence”, the Company’s exposure is not expected to exceed the indemnification amount of $2.3 million provided to the Company by certain former unit holders, which survives for a period of 24 months from December 21, 2004.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

SEC registration fee	$18,458
National Association of Securities Dealers, Inc. filing fee	17,750
Nasdaq Global Market listing fees	*
Printing and engraving expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*

TOTAL	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred, including liabilities under the Securities Act, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful, although in the case of proceedings brought by or on behalf of the corporation, such indemnification is limited to expenses and is not permitted if the individual is adjudged liable to the corporation (unless the Delaware Court of Chancery or the court in which such proceeding was brought determines otherwise in accordance with the Delaware General Corporation Law). Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors’ liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law, (iii) unlawful payments of dividends, stock purchases or redemptions, or (iv) transactions from which a director derives an improper personal benefit. Our certificate of incorporation contains such a provision.

Our Certificate of Incorporation and our bylaws provide that we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity (an “Other Entity”), including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the foregoing, we shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board.

Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. We have obtained liability insurance covering our directors and officers for claims asserted against them or incurred by them in such capacity, including claims brought under the Securities Act.

The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of underwriting agreement filed as Exhibit 1.1 hereto.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act of 1933.

Item 15. Recent Sales of Unregistered Securities.

The following is a summary of our transactions since July 1, 2003 involving sales of our securities that were not registered under the Securities Act.

1. On October 26, 2004, our outstanding shares of common stock were converted into the right to receive $137.3 million in cash in the aggregate and a subsidiary of Mill Services Holdings LLC (an affiliate of Wellspring Capital) merged into us. We were the surviving corporation and our name was changed from Envirosource, Inc. to Mill Services Corporation, with the result that Mill Services Holdings LLC became the holder of all of our outstanding capital stock, comprised of 610,000 shares of common stock.

2. On December 21, 2004, we undertook a series of transactions that comprised the Tube City Acquisition (as defined in the Prospectus contained in Part I of this Registration Statement). Mill Services Corporation purchased for cash all of the outstanding limited liability company units and all of the outstanding options to purchase limited liability company units of Tube City, other than certain limited liability company units (the “roll over units”). Holders of roll over units assigned such units to us in exchange for 137,900 newly issued shares of our common stock. As a result of the foregoing transactions, Mill Services Corporation became the holder of all of the outstanding limited liability units of Tube City.

On December 21, 2004, we also entered into a subscription agreement with Mill Services Holdings LLC pursuant to which we issued 155,000 shares of our common stock to Mill Services Holdings LLC for an aggregate consideration of $15.5 million, or $100.00 per share.

3. Effective as of December 21, 2004, in connection with the acquisition of Tube City, we granted options to purchase a total of 69,500 shares of our common stock to certain members of our senior management and directors under our 2004 Stock Option Plan at an exercise price of $100.00 per share.

4. Effective as of December 21, 2004, we granted options to purchase a total of 10,750 shares of our common stock to members of our management and other employees under our 2004 Stock Option Plan at an exercise price of $100.00 per share.

5. On March 11, 2005, we issued 10,360 shares of common stock to certain members of our management who were our employees prior to the IMS Transaction for $100.00 per share.

6. On June 1, 2005, we granted options to purchase a total of 20,600 shares of our common stock to certain key management employees and directors under our 2004 Stock Option Plan at an exercise price of $100.00 per share.

7. Prior to the completion of the offering, we will issue shares of common stock, upon a          to one split of outstanding shares to our existing stockholders.

The sale and issuance of securities described in paragraphs 1, 2, 3, 5 and 6 above were made in reliance on Section 4(2) of the Securities Act in transactions by an issuer not involving a public offering where the purchasers were accredited investors within the meaning of Rule 501(a) under the Securities Act or were otherwise sophisticated, where the securities contained appropriate legends and transfer restrictions reflecting an intention not to purchase the securities with a view to any distribution, and where the purchasers received or had access to adequate information about us. The sale and issuance of securities described in paragraph 4 was made in reliance on Rule 701 promulgated under the Securities Act in that such securities were offered and sold pursuant to a written compensatory benefit plan.

Item 16. Exhibits

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Certificate of Incorporation of Tube City IMS Corporation.

3.2*	Form of Amended and Restated Bylaws of Tube City IMS Corporation.

4.1*	Form of Specimen Common Stock Certificate of Tube City IMS Corporation.

5.1*	Legal Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

10.1*	Registration Rights Agreement, dated December 21, 2004.

10.2*	Mill Services Corporation 2004 Stock Option Plan.

10.3*	Form Agreement of 2004 Stock Option Plan Award.

10.4*	Tube City IMS Corporation 2006 Equity Award Plan.

10.5*	Tube City IMS Corporation Cash Incentive Plan.

10.6*	Second Amended and Restated Credit Agreement, dated as of October 25, 2005, among Tube City IMS Corporation, International Mill Service, Inc. and Tube City, LLC, the several lenders from time to time party thereto, Comerica Bank, Sovereign Bank and La Salle Bank National Association, as co-documentation agents, UBS Securities LLC, as syndication agent and Bear Stearns Corporate Lending Inc., as administrative agent, first lien collateral agent and second lien collateral agent.

10.7*	Amendment No. 1 to the Second Amended and Restated Credit Agreement.

10.8*	Employment Agreement, dated November 18, 2004, between Mill Services Corporation and I Michael Coslov.

10.9*	Employment Agreement, dated November 24, 2004, between Mill Services Corporation and Raymond S. Kalouche.

10.10*	Employment Agreement, dated December 21, 2004, between Mill Services Corporation and J. David Aronson.

10.11*	Employment Agreement, dated December 21, 2004, between Mill Services Corporation and Joseph Curtin.

10.12*	Employment Agreement, dated December 21, 2004, between Mill Services Corporation and Thomas E. Lippard.

21.1**	Subsidiaries of Tube City IMS Corporation.

23.1**	Consent of Ernst & Young LLP.

23.2**	Consent of Grant Thornton LLP.

23.3*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included on signature pages therein).

*	To be filed by amendment
**	Filed herewith

Item 17. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glassport, Commonwealth of Pennsylvania, on July 7, 2006.

Tube City IMS Corporation

By:	/S/ I MICHAEL COSLOV
Name: I Michael Coslov Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints I Michael Coslov, Daniel Rosati and Thomas Lippard, or any of them, as his true and lawful attorney-in-fact with full power of substitution and resubstitution, in any and all capacities, to sign this registration statement or amendments (including, without limitation, post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933) thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the following capacities on July 7, 2006.

Signature	Title

/S/ I MICHAEL COSLOV	Chairman and Chief Executive Officer and Director
I Michael Coslov

/S/ DANIEL E. ROSATI	Vice President, Chief Financial Officer and Treasurer
Daniel E. Rosati	(Principal Financial and Accounting Officer)

/S/ JOSEPH CURTIN	Director
Joseph Curtin

/S/ RAYMOND S. KALOUCHE	Director
Raymond S. Kalouche

/S/ ALEXANDER E. CARLES	Director
Alexander E. Carles

Director
William F. Dawson, Jr.

Director
Greg S. Feldman

Signature	Title

Director

David C. Mariano

/S/ CARL M. STANTON	Director

Carl M. Stanton

/S/ LAURENCE N. WEISS	Director

Laurence N. Weiss

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

3.1	*	Form of Amended and Restated Certificate of Incorporation of Tube City IMS Corporation.

3.2	*	Form of Amended and Restated Bylaws of Tube City IMS Corporation.

4.1	*	Form of Specimen Common Stock Certificate of Tube City IMS Corporation.

5.1	*	Legal Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

10.1	*	Registration Rights Agreement, dated December 21, 2004.

10.2	*	Mill Services Corporation 2004 Stock Option Plan.

10.3	*	Form Agreement of 2004 Stock Option Plan Award.

10.4	*	Tube City IMS Corporation 2006 Equity Award Plan.

10.5	*	Tube City IMS Corporation Cash Incentive Plan.

10.6	*	Second Amended and Restated Credit Agreement, dated as of October 25, 2005, among Tube City IMS Corporation, International Mill Service, Inc. and Tube City, LLC, the several lenders from time to time party thereto, Comerica Bank, Sovereign Bank and La Salle Bank National Association, as co-documentation agents, UBS Securities LLC, as syndication agent and Bear Stearns Corporate Lending Inc., as administrative agent, first lien collateral agent and second lien collateral agent.

10.7	*	Amendment No. 1 to the Second Amended and Restated Credit Agreement.

10.8	*	Employment Agreement, dated November 18, 2004, between Mill Services Corporation and I Michael Coslov.

10.9	*	Employment Agreement, dated November 24, 2004, between Mill Services Corporation and Raymond S. Kalouche.

10.10	*	Employment Agreement, dated December 21, 2004, between Mill Services Corporation and J. David Aronson.

10.11	*	Employment Agreement, dated December 21, 2004, between Mill Services Corporation and Joseph Curtin.

10.12	*	Employment Agreement, dated December 21, 2004, between Mill Services Corporation and Thomas E. Lippard.

21.1	**	Subsidiaries of Tube City IMS Corporation.

23.1	**	Consent of Ernst & Young LLP.

23.2	**	Consent of Grant Thornton LLP.

23.3	*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1).

24.1	**	Power of Attorney (included on signature pages therein).

*	To be filed by amendment
**	Filed herewith